Form 10-K, Exhibit 13
period 2008-04-30
Mayflower Bancorp Inc
filed 2008-07-18
CIK 1381639

Exhibit 13

Mayflower Bancorp, Inc

Small Bank. *Big Difference.*

2008 ANNUAL REPORT

COMPANY PROFILE

Mayflower Bancorp, Inc. and Subsidiary

Mayflower Bancorp, Inc. is a Massachusetts chartered holding company whose principal subsidiary is Mayflower Co-operative Bank. Originally founded in 1889 as Mayflower Co-operative Bank to foster the goal of affordable home ownership, the company today is a stock-owned institution with assets in excess of $243 million. As a State chartered entity serving Southeastern Massachusetts from its main office in Middleboro and six full service branch offices in Plymouth, Rochester, Wareham, Bridgewater, Lakeville and West Wareham Massachusetts, its deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to applicable limits, with excess amounts insured by the Share Insurance Fund (SIF) of The Co-operative Central Bank of Massachusetts.

Today, Mayflower provides a full range of banking services to individuals, families and small businesses alike, while retaining the business of mortgage financing as the cornerstone of its activity as a community bank.

Mayflower Bancorp’s continued commitment to unparalleled service, accessibility and responsiveness to its customers and their requirements distinguishes it in the banking industry today. This tradition of service and focus on relationship banking continues to serve as the Company’s foundation, and defines both its past and its future.

F I N A N C I A L     H I G H L I G H T S

Mayflower Bancorp, Inc. and Subsidiary

	April 30
(Dollars in Thousands, Except Per Share Data)	2008	2007	2006
Balance Sheet
Total assets	$243,751	$242,307	$245,603
Loans, net	125,336	137,003	139,230
Investment securities	94,843	80,887	88,331
Deposits	204,176	200,859	200,534
Borrowed funds	18,659	20,558	25,197
Stockholders’ equity	19,889	19,617	18,592

Operations
Net interest income	6,788	7,113	7,820
Provision for loan losses	—	120	90
Net income	1,056	1,047	1,439
Basic earnings per share	$0.50	$0.50	$0.70
Diluted earnings per share	$0.49	$0.49	$0.68

Other Data
Return on average stockholders’ equity	5.39%	5.50%	7.75%
Return on average assets	0.44%	0.43%	0.60%
Dividend payout ratio	79.36%	79.96%	57.61%
Nonperforming assets as a percentage of total assets	0.50%	—	—

[BAR GRAPHS APPEAR HERE DEPICTING FOR EACH OF THE FISCAL YEARS 2006, 2007 AND 2008 THE GROWTH AND/OR DECREASE OF DEPOSITS, EQUITY AND CONSTRUCTION LOANS.]

To Our Shareholders and Friends

It is my privilege to present the 2008 Annual Report for Mayflower Bancorp, Inc. On behalf of the Directors and Officers of the Company and all of those associated with its subsidiary, Mayflower Bank, I welcome your review of its content, encourage your inquiries relative to our circumstance and performance, and thank you in advance for your thoughtful consideration of the information it presents.

We recognize that review will confirm your understanding of our results and performance during Fiscal 2008: flat net income for the year, static asset totals, a smaller loan portfolio, a modest increase in deposit totals and the identification of non-performing assets within the balance sheet, all facts of which you are no doubt aware. At the same time, we know that that review and your subsequent analysis of this report and its information will also identify and confirm the relative health of our loan portfolio and loan loss reserve, our strong liquidity position, a well capitalized balance sheet and a fundamentally sound Company.

Our current circumstance represents no small achievement, given the year long cascade of negative market developments and incredible financial turmoil that have rocked the economy and its financial intermediaries during that time. I know that it is unnecessary for me or anyone else to enumerate or describe all of those developments at this juncture. Suffice it to say that in some fashion or another, all of them had an impact on our results for the year.

At our last Annual Meeting, I responded to various questions relative to Mayflower’s exposure to the subprime mortgage crisis by indicating that we neither owned private label mortgage-backed securities, nor participated in the origination or purchase of exotic mortgage products. That statement has been and continues to be accurate. Even so, our results have been affected by what has come to be described as the “subprime spiral”, as the impact of the use of these products by others has served to diminish local property values, freeze the local real estate market, devastate consumer confidence, and plunge our economy into a very serious current circumstance.

Even without direct involvement however, our exposure to the ongoing fallout from these problems has hurt our progress during the year, stunting our momentum, and limiting both our lending and profit opportunities while labeling us as guilty by simple association, notwithstanding the facts to the contrary.

As previously stated, our task is to avoid as many of these problems as we can, to mitigate the impact of those that we cannot, and to capitalize on the opportunities that arise in these environments. To date, while not unscathed, the impact of the current economic crisis has not crippled us or even wounded us to a critical degree.

Indeed, throughout the year, we have launched innovative lending programs designed to assist those seeking safe harbor from reckless and ill-advised mortgage products, to capture an increased share of home purchase and refinancing activity, and to help facilitate the prudent and profitable market absorption of real estate foreclosed by others. At the same time, our exposure to construction lending has been reduced significantly, and our liabilities continue to reprice to our advantage. As these programs gain traction and ongoing initiatives take hold to our advantage, we are careful to remember our roots as a community bank and our faith in a philosophy of relationship banking forged and tempered by our experience and conviction.

Unlike others who have again chosen or been forced to re-craft their business models, we continue to have the courage of those convictions, the faith to help our communities and neighbors, the strength to make our customers’ dreams a reality, and the belief that our policies and strategies continue to serve the enhancement of long-term shareholder value. As we progress along all of these fronts, we remain deeply appreciative of your continued confidence and support.

Sincerely yours,

/s/    Edward M. Pratt

Edward M. Pratt

President & CEO

SELECTED FINANCIAL DATA

Mayflower Bancorp, Inc. and Subsidiary

	At April 30
(Dollars in Thousands, Except Per Share Data)	2008	2007	2006	2005	2004
Balance Sheet and Other Data:
Total assets	$243,751	$242,307	$245,603	$236,707	$214,178
Federal funds sold and overnight investments	2,975	3,919	453	3,642	821
Investment securities, including mortgage-backed securities	94,843	80,887	88,331	86,575	79,693
Loans, net	125,336	137,003	139,230	130,664	118,428
Stock in the FHLB of Boston	1,650	1,650	1,647	1,496	1,347
Deposits	204,176	200,859	200,534	195,951	175,079
Borrowed funds	18,659	20,558	25,197	21,412	20,522
Stockholders’ equity	19,889	19,617	18,592	18,396	17,660
Book value per share (1)	9.51	9.36	8.96	8.88	8.63

	Years Ended April 30
(Dollars in Thousands, Except Per Share Data)	2008	2007	2006	2005	2004
Operating Data:
Interest and dividend income	$13,459	$13,439	$12,461	$11,084	$10,187
Interest expense	6,671	6,326	4,641	3,446	3,448

Net interest income	6,788	7,113	7,820	7,638	6,739
Provision for loan losses	—	120	90	68	90

Net interest income after provision for loan losses	6,788	6,993	7,730	7,570	6,649
Noninterest income:
Loan origination and other loan fees	113	174	137	143	60
Customer service fees	710	700	643	554	508
Gain (loss) on sales of investment securities and loans, net	359	196	(82)	342	1,193
Other	249	191	149	146	110

Total noninterest income	1,431	1,261	847	1,185	1,871

Noninterest expenses	6,742	6,675	6,276	5,828	5,488

Income before income taxes	1,477	1,579	2,301	2,927	3,032
Provision for income taxes	421	532	862	1,066	1,132

Net income	$1,056	$1,047	$1,439	$1,861	$1,900

Per Share Data (1):
Basic earnings per share	$0.50	$0.50	$0.70	$0.91	$0.93

Diluted earnings per share	$0.49	$0.49	$0.68	$0.89	$0.90

Weighted average basic shares outstanding	2,096	2,090	2,072	2,054	2,044
Weighted average diluted shares outstanding	2,139	2,135	2,121	2,094	2,102
Dividends paid per share	$0.40	$0.40	$0.40	$0.40	$0.40

Selected Ratios:
Return on average assets	0.44%	0.43%	0.60%	0.82%	0.91%
Return on average stockholders’ equity	5.39%	5.50%	7.75%	10.28%	10.93%
Stockholders’ equity to assets (2)	8.16%	8.10%	7.57%	7.77%	8.25%
Interest rate spread	2.91%	2.99%	3.34%	3.53%	3.42%
Dividend payout ratio	79.36%	79.96%	57.61%	44.12%	43.11%

(1)	All per share data is adjusted for 3-for-2 stock split in the form of a 50% stock dividend paid on November 28, 2003.
(2)	This ratio is based on year-end balances.

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

The primary business of the Bank is to acquire funds in the form of deposits from the general public and to make loans for the construction, purchase and refinancing of residential and commercial real estate and, to a lesser extent, to make commercial business and consumer loans in its primary market area. The Bank considers its primary market area to be southeastern Massachusetts including Plymouth County, Bristol County, and Barnstable County. The Bank’s operations are conducted through seven full service offices in Middleboro, Plymouth, Wareham, Rochester, Bridgewater, Lakeville and West Wareham.

The Bank offers a variety of deposit accounts to both individuals and commercial customers. Deposits at the Bank are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $100,000 ($250,000 for retirement plan accounts) and by the Share Insurance Fund of The Co-operative Central Bank for amounts in excess of FDIC limits. The Bank offers its retail banking customers numerous additional banking advantages with various products and services such as checking account overdraft protection, home equity loans, debit cards, telephone banking and on-line banking.

The Bank’s primary sources of liquidity are deposits, loan payments and payoffs, investment income, maturities and principal repayments of investments, and advances from the Federal Home Loan Bank of Boston. As a member of The Co-operative Central Bank’s Reserve Fund, the Bank also has the right to borrow from that fund for short-term cash needs. The Bank’s liquidity management program is designed to insure that sufficient funds are available to meet its daily cash requirements.

The Bank believes its capital resources, including deposits, scheduled loan repayments, revenue generated from the sales of loans and investment securities, unused borrowing capacity at the Federal Home Loan Bank of Boston, and revenue from other sources are adequate to meet its funding commitments. At April 30, 2008 and 2007, the Bank’s capital ratios were in excess of regulatory requirements, and as such, the Bank considers itself to be well-capitalized.

Lending Activities:

Net of its reserve for loan loss, the Bank’s loan portfolio totaled $125.3 million as of April 30, 2008, which represented 51.4% of total assets. The Bank offers conventional mortgage loans, construction loans, home equity loans and lines of credit secured by residential properties, as well as commercial real estate mortgages and commercial business loans. The Bank also makes consumer loans on a secured and unsecured basis.

Investment Activities:

The Bank believes it is proper to maintain an investment portfolio that provides a source of income as well as a source of liquidity to meet loan demand and to fund fluctuations in its deposit base. The relative mix of investment securities and loans in the Bank’s portfolio is dependent upon loan demand as well as the relative attractiveness of yields available on loans as compared to yields on short-term investment securities. At April 30, 2008, the Bank’s portfolio of short-term investments and investment securities totaled $97.8 million which represented 40.1% of total assets. This portfolio included U.S. Government obligations, mortgage-backed and related securities, corporate notes, municipal obligations, federal funds sold and other types of marketable equity securities.

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

Substantially all of the Bank’s deposit accounts are derived from customers who reside or work in the Bank’s market area and from businesses located in that area. The Bank encourages, and in some cases requires, its borrowers to maintain deposit accounts at the Bank.

The Bank has further enhanced its delivery systems by providing automated teller machines (“ATM”) and debit cards that can be used at any CIRRUS or NYCE ATM location nationwide and by offering telephone and on-line banking services. The Bank has no brokered accounts and does not currently intend to solicit or to accept such deposits. The Bank does not actively solicit certificate of deposit accounts over $100,000 but does accept them from in-market customers.

Management’s Annual Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements in accordance with accounting principles generally accepted in the United States of America.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of April 30, 2008, using the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment, we believe that, as of April 30, 2008, the Company’s internal control over financial reporting is effective.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

/s/ Edward M. Pratt Edward M. Pratt President and Chief Executive Officer	/s/ Maria Vafiades Maria Vafiades Vice President and Chief Financial Officer

INDEPENDENT AUDITOR’S REPORT

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

Middleboro, Massachusetts

We have audited the accompanying consolidated statements of financial condition of Mayflower Bancorp, Inc. (the Company) and Subsidiary as of April 30, 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended April 30, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mayflower Bancorp, Inc. and Subsidiary at April 30, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Parent, McLaughlin & Nangle

PARENT, McLAUGHLIN & NANGLE

Certified Public Accountants, Inc.

Boston, Massachusetts

July 7, 2008

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	April 30
	2008	2007
	(In Thousands)
ASSETS
Cash and cash equivalents:
Cash and due from banks	$4,940	$6,803
Federal funds sold and overnight investments	2,975	3,919

Total cash and cash equivalents	7,915	10,722
Investment securities (Note B):
Securities available-for-sale	51,466	43,885
Securities held-to-maturity	43,377	37,002

Total investment securities	94,843	80,887
Loans receivable, net (Note C)	125,336	137,003
Accrued interest receivable (Note E)	1,129	1,125
Real estate held for investment	315	327
Real estate acquired by foreclosure	605	—
Premises and equipment, net (Note F)	10,469	9,113
Deposits with The Co-operative Central Bank	449	449
Stock in Federal Home Loan Bank of Boston, at cost	1,650	1,650
Refundable income taxes (Note I)	209	244
Deferred income taxes (Note I)	184	—
Other assets	647	787

Total Assets	$243,751	$242,307

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits (Note G)	$204,176	$200,859
Advances and borrowings (Note H)	18,659	20,558
Advances from borrowers for taxes and insurance	162	334
Deferred income taxes (Note I)	—	92
Allowance for loan losses on off-balance sheet credit exposures	110	130
Accrued expenses and other liabilities	755	717

Total Liabilities	223,862	222,690

Commitments and contingencies (Notes K and M)
STOCKHOLDERS’ EQUITY (Note M)
Preferred stock $1.00 par value; authorized 5,000,000 shares; issued—none
Common stock $1.00 par value; authorized 15,000,000 shares; issued 2,092,028 shares in 2008 and 2,095,856 shares in 2007	2,092	2,096
Additional paid-in capital	4,312	4,254
Retained earnings	13,589	13,485
Accumulated other comprehensive income (loss)	(104)	(218)

Total Stockholders’ Equity	19,889	19,617

Total Liabilities and Stockholders’ Equity	$243,751	$242,307

See accompanying notes to consolidated financial statements.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended April 30
	2008	2007	2006
	(In Thousands, Except Per Share Data)
INTEREST INCOME:
Loans receivable	$9,127	$9,692	$8,838
Securities held-to-maturity	1,755	1,448	1,475
Securities available-for-sale	2,392	2,226	2,068
Federal funds sold and interest bearing deposits in banks	185	73	80

Total interest income	13,459	13,439	12,461

INTEREST EXPENSE:
Deposits	5,759	5,202	3,899
Borrowed funds	912	1,124	742

Total interest expense	6,671	6,326	4,641

NET INTEREST INCOME	6,788	7,113	7,820
PROVISION FOR LOAN LOSSES	—	120	90

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	6,788	6,993	7,730

NONINTEREST INCOME:
Loan origination and other loan fees	113	174	137
Customer service fees	710	700	643
Gain (loss) on sales of investment securities, net	108	15	(254)
Gain on sales of mortgage loans	251	181	172
Other	249	191	149

Total noninterest income	1,431	1,261	847

NONINTEREST EXPENSE:
Compensation and fringe benefits	3,626	3,538	3,313
Occupancy and equipment	1,087	991	980
FDIC assessment	33	24	26
Other	1,996	2,122	1,957

Total noninterest expense	6,742	6,675	6,276

INCOME BEFORE INCOME TAXES	1,477	1,579	2,301
PROVISION FOR INCOME TAXES (Note I)	421	532	862

NET INCOME	$1,056	$1,047	$1,439

Basic earnings per share	$0.50	$0.50	$0.70

Diluted earnings per share	$0.49	$0.49	$0.68

Weighted average basic shares outstanding	2,096	2,090	2,072
Dilutive effect of outstanding stock options	43	45	49

Weighted average diluted shares outstanding	2,139	2,135	2,121

See accompanying notes to consolidated financial statements.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	(In Thousands, except share amounts)
BALANCE, April 30, 2005	2,071,932	$2,072	$4,116	$12,663	$(455)	$18,396
COMPREHENSIVE INCOME:
Net income	—	—	—	1,439	—	1,439
Other comprehensive income, net of tax:
Change in unrealized loss on securities available-for-sale, net of deferred income taxes of $356,000	—	—	—	—	(590)	(590)
Reclassification adjustment for losses included in net income, net of deferred income taxes of $96,000	—	—	—	—	158	158

						(432)

Total comprehensive income						1,007
Issuance of shares of $1 par value common stock	1,917	2	15	—	—	17
Cash dividends paid ($.40 per share)	—	—	—	(828)	—	(828)

BALANCE, April 30, 2006	2,073,849	2,074	4,131	13,274	(887)	18,592
COMPREHENSIVE INCOME:
Net income	—	—	—	1,047	—	1,047
Other comprehensive income, net of tax:
Change in unrealized loss on securities available-for-sale, net of deferred income taxes of $409,000	—	—	—	—	678	678
Reclassification adjustment for gains included in net income, net of deferred income taxes of $6,000	—	—	—	—	(9)	(9)

						669

Total comprehensive income						1,716
Issuance of shares of $1 par value common stock	22,007	22	123	—	—	145
Cash dividends paid ($.40 per share)	—	—	—	(836)	—	(836)

Balance, April 30, 2007	2,095,856	2,096	4,254	13,485	(218)	19,617

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)

BALANCE, April 30, 2007	2,095,856	2,096	4,254	13,485	(218)	19,617
COMPREHENSIVE INCOME:
Net income	—	—	—	1,056	—	1,056
Other comprehensive income, net of tax:
Change in unrealized loss on securities available-for-sale, net of deferred income taxes of $115,000	—	—	—	—	186	186
Reclassification adjustment for gains included in net income, net of deferred income taxes of $36,000	—	—	—	—	(72)	(72)

						114

Total comprehensive income						1,170
Issuance of shares of $1 par value common stock	8,343	8	78	—	—	86
Purchase of Company stock	(12,171)	(12)	(20)	(114)	—	(146)
Cash dividends paid ($.40 per share)	—	—	—	(838)	—	(838)

BALANCE, April 30, 2008	2,092,028	$2,092	$4,312	$13,589	$(104)	$19,889

See accompanying notes to consolidated financial statements.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended April 30
	2008	2007	2006
	(In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Interest and dividends received	$13,503	$13,673	$12,676
Fees and other income received	1,268	1,206	1,090
Interest paid	(6,684)	(6,366)	(4,589)
Cash paid to suppliers and employees	(6,230)	(6,114)	(5,691)
Income taxes paid	(741)	(824)	(614)

Net cash provided by operating activities	1,116	1,575	2,872

CASH FLOWS FROM INVESTING ACTIVITIES:
Net decrease (increase) in loans	11,117	2,277	(8,645)
Purchases of available-for-sale securities	(29,182)	(5,172)	(14,143)
Proceeds from sales, calls, and maturities of available-for-sale securities	21,888	10,610	13,096
Purchases of held-to-maturity securities	(21,567)	(7,831)	(8,447)
Proceeds from maturities and calls of held-to-maturity securities	15,158	10,723	6,471
Purchase of FHLB stock	—	(3)	(151)
Purchases of premises and equipment	(1,841)	(3,000)	(704)
Other—net	156	(342)	49

Net cash provided by (used in) investing activities	(4,271)	7,262	(12,474)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits	3,317	325	4,583
Proceeds from advances and borrowings	11,000	14,700	15,500
Payments on advances and borrowings	(12,899)	(18,839)	(12,215)
Net (decrease) increase in overnight Federal Home Loan Bank advances	—	(500)	500
Net (decrease) increase in advances from borrowers for taxes and insurance	(172)	95	46
Proceeds from issuance of common stock	86	145	17
Repurchase of Company stock	(146)	—	—
Dividends paid	(838)	(836)	(828)

Net cash provided by (used in) financing activities	348	(4,910)	7,603

Net (decrease) increase in cash and cash equivalents	(2,807)	3,927	(1,999)
Cash and cash equivalents, beginning of year	10,722	6,795	8,794

Cash and cash equivalents, end of year	$7,915	$10,722	$6,795

See accompanying notes to consolidated financial statements.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year Ended April 30
	2008	2007	2006
	(In Thousands)
Reconciliations of net income to net cash provided by operating activities:
Net income	$1,056	$1,047	$1,439

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	498	477	501
Provision for loan losses	—	120	90
Allowance for losses on off-balance sheet items	(20)	—	—
Premium amortization	47	202	321
Intangible amortization	14	14	14
Deferred income taxes	(355)	—	185
(Gain) loss on sales of investment securities, net	(108)	(15)	254
Decrease (increase) in refundable income taxes	35	(244)	15
Decrease (increase) in accrued interest receivable	(4)	31	(105)
Decrease (increase) in prepaid expenses	(34)	10	(15)
Decrease (increase) in mortgage servicing rights	(13)	21	65
Increase (decrease) in deferred loan origination fees	(55)	(40)	(10)
Increase (decrease) in accrued interest payable	(13)	(39)	52
Increase (decrease) in accrued income taxes	—	(48)	48
Increase (decrease) in accrued expenses	68	39	18

Total adjustments	60	528	1,433

Net cash provided by operating activities	$1,116	$1,575	$2,872

SUPPLEMENTAL DISCLOSURES:
Total decrease (increase) in unrealized loss on securities available-for-sale	$193	$1,072	($692)

Loans transferred to foreclosed real estate	$605	$—	$—

Transfer of allowance for loan losses to allowance for loan losses on off-balance sheet credit exposures	$—	$130	$—

See accompanying notes to consolidated financial statements.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED APRIL 30, 2008, 2007 AND 2006

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

Reorganization and basis of presentation:

On February 15, 2007, Mayflower Co-operative Bank completed its reorganization into a holding company structure, at which time it became a wholly-owned subsidiary of Mayflower Bancorp, Inc. Each share of Mayflower Co-operative Bank common stock was converted to one share of Mayflower Bancorp, Inc. common stock. The results presented for the years ended April 30, 2008 and 2007 are those of Mayflower Bancorp, Inc., which include the accounts of the Company and its wholly-owned subsidiary Mayflower Bank and its subsidiaries, MFLR Securities Corporation and Mayflower Plaza, LLC. The fiscal year ended April 30, 2006 consolidated financial statements represent those of Mayflower Co-operative Bank and Subsidiaries. The Company has one reportable operating segment. All significant intercompany balances and transactions have been eliminated in consolidation.

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

Cash and cash equivalents:

For purposes of the statements of cash flows, the Company considers cash and cash equivalents to include cash on hand, amounts due from banks, federal funds sold and overnight investments. Generally, federal funds are sold for one-day periods.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED APRIL 30, 2008, 2007 AND 2006

A.	Summary of Significant Accounting Policies—(continued):

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

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED APRIL 30, 2008, 2007 AND 2006

A.	Summary of Significant Accounting Policies—(continued):

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

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED APRIL 30, 2008, 2007 AND 2006

A.	Summary of Significant Accounting Policies—(continued):

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

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED APRIL 30, 2008, 2007 AND 2006

A.	Summary of Significant Accounting Policies—(continued):

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

Premises and equipment:

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed on the straight-line method over the estimated useful lives of the respective assets as follows:

Office buildings and improvements	20 to 50 years
Furniture, fixtures and equipment	3 to 20 years

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED APRIL 30, 2008, 2007 AND 2006

A.	Summary of Significant Accounting Policies—(continued):

Mortgage servicing rights:

The Company follows Statement of Financial Accounting Standard (SFAS) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This statement requires that the Company recognize the rights to service mortgage loans for others, regardless of the manner in which the servicing rights are acquired, as separate assets. In addition, capitalized mortgage servicing rights are required to be assessed for impairment based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Intangible assets:

In connection with the acquisition (accounted for as a purchase) of the deposits of the Company’s Rochester branch, costs allocated to this purchase, including the deposit acquisition premium, have been capitalized. Amortization of these intangible assets is on a straight-line method over a 15-year period.

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

The Company classifies interest resulting from underpayment of income taxes as income tax expense in the first period the interest would begin accruing according to the provisions of the relevant tax law.

The Company classifies penalties resulting from underpayment of income taxes as income tax expense in the period for which the Company claims or expects to claim an uncertain tax position or in the period in which the Company’ judgment changes regarding an uncertain tax position.

Pension plan:

The Company provides pension benefits for its employees through participation in the Massachusetts Co-operative Banks’ Employees Retirement Association. It is the Company’s policy to fund pension plan costs in the year of accrual.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED APRIL 30, 2008, 2007 AND 2006

A.	Summary of Significant Accounting Policies—(continued):

Stock-based compensation:

At April 30, 2008, the Company had two stocked-based compensation plans, which are described more fully in Note M. Effective May 1, 2006, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 123 (revised 2004), “Share-Based Payment”, which requires the measurement and recognition of compensation expense for all stock-based awards made to employees and directors, including stock option grants, based on estimated fair values. SFAS No. 123(R) supersedes previous accounting under Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees” for periods beginning in fiscal year 2007.

SFAS No. 123(R) requires the Company to estimate the fair value of stock-based awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Consolidated Statements of Income. The Company adopted SFAS No. 123(R) using the modified prospective transition method that requires the application of the accounting standard starting the first day of the fiscal year, May 1, 2006, for the Company. The Consolidated Financial Statements, as of and for the years ended April 30, 2008 and 2007, reflect the impact of SFAS No. 123(R).

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

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123(R) in fiscal 2006.

(In Thousands, Except Per Share Data)		2006
Net income	As reported	$1,439
	Pro forma	1,385

Basic earnings per share	As reported	0.70
	Pro forma	0.67

Diluted earnings per share	As reported	0.68
	Pro forma	0.65

Weighted average fair value		$2.08
Expected dividend yield		2.57%
Risk-free interest rate		4.60%
Expected volatility		29.72%
Expected life in years		4.50

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED APRIL 30, 2008, 2007 AND 2006

A.	Summary of Significant Accounting Policies—(continued):

Earnings per share:

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share reflects the effect on the weighted average shares outstanding of the number of additional shares outstanding if dilutive stock options were converted into common stock using the treasury method.

Fair values of financial instruments:

Statement of Financial Accounting Standard (SFAS) No. 107, “Disclosures about Fair Value of Financial Instruments”, requires disclosures of fair value information about financial instruments, whether or not recognized in the statement of financial condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets, and, in many cases, could not be realized in immediate settlement of the instruments.

Statement No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash, due from banks, federal funds sold and overnight investments:

The carrying amounts reported in the statements of financial condition for cash, due from banks, federal funds sold, and overnight investments, approximate those assets’ fair values.

Investment securities:

Fair values of investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED APRIL 30, 2008, 2007 AND 2006

A.	Summary of Significant Accounting Policies—(continued)

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

Advances and borrowings:

Fair values of advances and borrowings are estimated by discounting the future cash payment using rates currently available to the Company for borrowings with similar terms and maturities.

Deposits with The Co-operative Central Bank and Stock in Federal Home Loan Bank:

The carrying amount of the deposits with The Co-operative Central Bank approximates its fair value. The carrying amount of the stock in Federal Home Loan Bank is at cost, since it is not practicable to estimate the fair value because the stock is not marketable.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED APRIL 30, 2008, 2007 AND 2006

A.	Summary of Significant Accounting Policies—(continued)

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

In addition, the fair value estimates are based on existing on-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include the deferred tax assets or liabilities, and premises and equipment. In addition, as described for investments and mortgage-backed securities, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED APRIL 30, 2008, 2007 AND 2006

Recent accounting pronouncements:

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. This Statement is effective for the company on May 1, 2008, except for certain non-financial assets and non-financial liabilities for which the effective date is May 1, 2009, and is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, which gives entities the option to measure eligible financial assets and financial liabilities at fair value on an instrument by instrument basis that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability. Subsequent changes in fair value must be recorded in earnings. This statement is effective as of the beginning of a company’s first fiscal year after November 15, 2007. The Company adopted SFAS No. 159 on May 1, 2008 and did not elect to apply fair value to any existing financial instruments.

In July 2006, FASB issued Financial Accounting Standard Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. The Company adopted FIN 48 on May 1, 2007. The adoption of FIN 48 did not have a material impact on the Company’s results of operation or its financial position.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED APRIL 30, 2008, 2007 AND 2006

B.	Investment Securities:

Investment securities have been classified according to management’s intent. The amortized cost of securities and their approximate fair values at April 30 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	April 30, 2008
	(In Thousands)
AVAILABLE-FOR-SALE SECURITIES:
U.S. Government obligations	$6,595	$50	$—	$6,645
Corporate debt securities	1,500	—	(139)	1,361
Municipal obligations	1,994	36	—	2,030
Mortgage-backed and related securities	36,611	526	(42)	37,095
Trust preferred securities	750	—	(55)	695
Marketable equity securities	4,173	—	(533)	3,640

	$51,623	$612	($769)	$51,466

HELD-TO-MATURITY SECURITIES:
U.S. Government obligations	$11,011	$93	$—	$11,104
Municipal obligations	3,275	61	—	3,336
Mortgage-backed and related securities	29,091	258	(74)	29,275

	$43,377	$412	($74)	$43,715

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	April 30, 2007
	(In Thousands)
AVAILABLE-FOR-SALE SECURITIES:
U.S. Government obligations	$11,741	$2	($80)	$11,663
Corporate debt securities	1,998	—	(73)	1,925
Municipal obligations	957	—	(8)	949
Mortgage-backed and related securities	24,118	87	(213)	23,992
Trust preferred securities	1,000	17	—	1,017
Marketable equity securities	4,421	12	(94)	4,339

	$44,235	$118	($468)	$43,885

HELD-TO-MATURITY SECURITIES:
U.S. Government obligations	$9,997	$—	($65)	$9,932
Municipal obligations	1,314	2	(3)	1,313
Mortgage-backed and related securities	25,691	18	(371)	25,338

	$37,002	$20	($439)	$36,583

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED APRIL 30, 2008, 2007 AND 2006

B.	Investment Securities—(continued):

Mortgage-backed and related securities consist of primarily FHLMC and FNMA certificates and other asset backed investments.

Proceeds from sales of investment securities amounted to $7,675,000, $1,500,000 and $5,317,000 during the years ended April 30, 2008, 2007 and 2006, respectively. Gross gains of $108,000, $15,000 and $113,000 for the years ended April 30, 2008, 2007 and 2006, respectively, and gross losses of $0, $0 and $367,000, respectively, for the years ended April 30, 2008, 2007 and 2006 were realized on those sales.

The scheduled maturities of securities held-to-maturity and securities (other than equity securities) available-for-sale at April 30, 2008 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held-to-Maturity		Available-for-Sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)
Due in 1 year or less	$1,851	$1,863	$2,996	$3,022
Due after 1 year through 5 years	6,706	6,805	5,325	5,232
Due after 5 years through 10 years	3,998	4,016	1,006	1,007
Due after 10 years	1,731	1,756	762	775

	14,286	14,440	10,089	10,036
Mortgage-backed, asset-backed and related securities	29,091	29,275	36,611	37,095

	$43,377	$43,715	$46,700	$47,131

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED APRIL 30, 2008, 2007 AND 2006

B.	Investment Securities—(continued):

Information pertaining to securities with gross unrealized losses at April 30, 2008, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

	Less Than Twelve Months		Twelve Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In Thousands)
SECURITIES AVAILABLE-FOR-SALE
Debt Securities:
Corporate debt securities	$—	$—	$861	$139	$861	$139
Mortgage-backed and related securities	5,638	41	499	1	6,137	42
Trust preferred securities	695	55	—	—	695	55

Total debt securities	6,333	96	1,360	140	7,693	236
Marketable equity securities	534	214	1,106	319	1,640	533

Total securities available-for-sale	$6,867	$310	$2,466	$459	$9,333	$769

SECURITIES HELD-TO-MATURITY
Mortgage-backed and related securities	$6,225	$45	$1,424	$29	$7,649	$74

Total securities held-to-maturity	$6,225	$45	$1,424	$29	$7,649	$74

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

At April 30, 2008, 24 debt securities had unrealized losses with aggregate depreciation of 2.0% from the Company’s amortized cost basis. These unrealized losses relate principally to fluctuations in interest rates. Also at April 30, 2008, four marketable equity securities (including preferred stocks) had unrealized losses with aggregate depreciation of 24.5% from the Company’s cost basis. No credit issues have been identified that cause management to believe the declines in market value are other-than-temporary. In analyzing the issuer’s financial condition, management considers industry analysts’ reports, financial performance and projected target prices of investment analysts within a one-year time frame. Unrealized losses on marketable equity securities that are significant and that have been sustained for more than a twelve-month period are generally recognized by management as being other-than-temporary and are sold, unless evidence exists to support a realizable value equal to or greater than the Company’s carrying value of the investment.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED APRIL 30, 2008, 2007 AND 2006

C.	Loans Receivable:

Loans receivable at April 30 are summarized as follows:

	April 30
	2008	2007
	(In Thousands)
Mortgage loans on real estate:
Residential	$51,897	$52,772
Commercial	37,319	37,704
Construction	8,239	20,601
Home equity loans	5,634	5,875
Home equity lines of credit	19,033	19,298

	122,122	136,250
Less:
Due borrowers on unadvanced loans	(1,639)	(5,141)
Net deferred loan origination (fees) costs	65	10

	120,548	131,119

Consumer loans:
Personal	1,272	1,408
Loans secured by savings accounts	855	1,045

	2,127	2,453

Commercial loans:
Secured and unsecured	1,259	1,583
Lines of credit	2,777	3,521

	4,036	5,104

	126,711	138,676
Less allowance for loan losses	(1,375)	(1,673)

	$125,336	$137,003

Home equity lines of credit, consumer lines of credit and commercial lines of credit are shown net of unadvanced funds amounting to $17,849,000, $426,000 and $2,646,000, respectively, at April 30, 2008.

Non-accrual loans, which include loans which are contractually past due 90 days or more and loans less than 90 days past due on which the Bank has ceased accruing interest amounted to $617,000 and $0 at April 30, 2008 and 2007, respectively. Total interest due but not accrued on non-accrual loans totaled approximately $16,000 and $0 at April 30, 2008 and 2007, respectively.

There were no impaired loans at either April 30, 2008 or 2007 as all delinquent loans were collateral dependent and the values of the related collateral were sufficient to cover the delinquent

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED APRIL 30, 2008, 2007 AND 2006

C.	Loans Receivable—(continued):

loans.

Activity in the allowance for loan losses is summarized as follows for the years ended April 30:

	2008	2007	2006
	(In Thousands)
Balance at beginning of year	$1,673	$1,704	$1,606
Provision for loan losses	—	120	90
Reclassification to allowance for loan losses on off-balance sheet credit exposures	—	(130)	—
Loans charged off	(305)	(28)	—
Recoveries	7	7	8

Balance at end of year	$1,375	$1,673	$1,704

D.	Loan Servicing:

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of mortgage loans serviced for others was $65,375,000, $59,453,000 and $58,107,000 at April 30, 2008, 2007 and 2006, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $279,000, $389,000 and $196,000 at April 30, 2008, 2007 and 2006, respectively.

Mortgage servicing rights of approximately $138,000, $110,000 and $92,000 were capitalized in 2008, 2007 and 2006, respectively. Amortization of mortgage servicing rights was approximately $125,000, $132,000 and $158,000 for the years ended April 30, 2008, 2007 and 2006, respectively.

E.	Accrued Interest Receivable:

Accrued interest receivable at April 30 is summarized as follows:

	2008	2007
	(In Thousands)
Investment securities	$593	$499
Loans receivable	526	610
Other	10	16

	$1,129	$1,125

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED APRIL 30, 2008, 2007 AND 2006

F.	Premises and Equipment:

A summary of the cost and accumulated depreciation of premises and equipment at April 30 is summarized as follows:

	2008	2007
	(In Thousands)
Land	$2,928	$1,608
Buildings and land improvements	9,005	8,645
Equipment	2,022	2,184

	13,955	12,437
Accumulated depreciation	(3,486)	(3,324)

	$10,469	$9,113

Depreciation expense for the years ended April 30, 2008, 2007 and 2006, amounted to $498,000, $477,000 and $501,000, respectively.

G.	Deposits:

Deposits at April 30 are summarized as follows:

	2008	2007
	(In Thousands)
NOW accounts	$27,382	$29,714
Demand deposit accounts	12,792	10,893
Official checks	2,718	2,228
Regular savings accounts	30,175	30,647
Money market deposit accounts	13,948	10,706

Total non-certificate accounts	87,015	84,188

Certificates:
Term and money market	101,582	101,061
IRA	15,579	15,610

Total certificate accounts	117,161	116,671

Total deposits	$204,176	$200,859

Term deposit certificates of $100,000 or more totaled approximately $41,914,000 and $43,284,000 at April 30, 2008 and 2007, respectively.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED APRIL 30, 2008, 2007 AND 2006

G.	Deposits—(continued):

A summary of term certificate accounts by maturity, as of April 30, 2008, is as follows:

	Weighted Average Rate	Amount in Thousands
Within one year	4.17%	$103,624
Over one year to two years	3.42%	9,011
Over two years to three years	3.77%	3,577
Over three years to five years	3.59%	949

		$117,161

H.	Advances, Borrowings and Lines-of-Credit:

At April 30, 2008, the Company has outstanding advances from the Federal Home Loan Bank of Boston amounting to $18,200,000, which mature at various dates through June 2017 and bear interest at rates ranging from 2.50% to 5.52%. The advances may be prepaid at any time subject to a prepayment fee. Also included in advances and borrowings is a mortgage note payable with an outstanding balance of $459,000, payable in monthly installments of $4,287 including interest at 6.25% through June 2011, at which time the remaining principal is due. Land with a carrying value of approximately $1.0 million is pledged as collateral on this note. Principal maturities under these advances and the mortgage note payable are as follows:

Year ending April 30	Amount in Thousands
2009	$7,723
2010	6,025
2011	2,027
2012	1,884
2013	—
Thereafter	1,000

$18,659

All borrowings from the Federal Home Loan Bank of Boston are secured by certain unencumbered mortgage loans. The Company has a variable rate overnight line-of-credit of $2,714,000 with the Federal Home Loan Bank of Boston, which was unused at April 30, 2008. The Company also has the ability to borrow from The Co-operative Central Bank.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED APRIL 30, 2008, 2007 AND 2006

I.	Income Taxes:

Consolidated income taxes for the years ended April 30 are summarized as follows:

	2008	2007	2006
	(In Thousands)
Current:
Federal	$708	$465	$565
State	68	67	112

Total current	776	532	677

Deferred (Benefit):
Federal	(328)	—	110
State	(27)	—	75

Total deferred (benefit)	(355)	—	185

Total income tax expense	$421	$532	$862

The components of the net deferred tax assets (liabilities) at April 30 are summarized as follows:

	2008	2007
	(In Thousands)
Deferred tax assets for deductible temporary differences	$895	$874
Deferred tax liabilities for taxable temporary differences	(711)	(966)

Net deferred tax asset (liability)	$184	($92)

The tax effects of significant temporary differences at April 30 are summarized as follows:

	2008	2007
	(In Thousands)
Deferred tax assets:
Allowance for loan losses in excess of tax reserves	$445	$567
Unrealized loss on available-for-sale securities	53	132
Deferred compensation	190	169
Tax versus book basis of organization costs	66	—
Capital loss carryover	59	—
Reserve for credit losses	45	—
Other	37	6

	$895	$874

Deferred tax liabilities:
Tax versus book basis of premises and equipment	$357	$350
Tax versus book basis of loans originiated for sale	2	158
Tax versus book basis of mortgage servicing rights	145	120
Loan origination fees deferred for tax purposes	167	233
Tax reserve for loan losses in excess of base year	—	59
Other	40	46

	$711	$966

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED APRIL 30, 2008, 2007 AND 2006

I.	Income Taxes—(continued)

Total income tax expense differed from amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

	2008	2007	2006
	(In Thousands)
Expected income tax expense at federal tax rate	$502	$537	$782
State income tax, net of federal income tax benefit	27	44	124
Dividends received deduction and other	(108)	(49)	(44)

Total income tax expense	$421	$532	$862

No interest or penalties were recognized in income tax expense for the years ended April 30, 2008, 2007 and 2006.

J.	Other Noninterest Expense:

Other noninterest expense amounts are summarized as follows for the years ended April 30:

	2008	2007	2006
	(In Thousands)
Data processing	$305	$290	$280
Directors’ fees	236	237	240
Professional fees (legal, audit, consulting)	335	439	290
Printing, postage, and supplies	205	194	211
Other	915	962	936

	$1,996	$2,122	$1,957

K.	Commitments and Contingencies:

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

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED APRIL 30, 2008, 2007 AND 2006

K.	Commitments and Contingencies—(continued):

Financial instruments with off-balance sheet risk—(continued):

Financial instruments whose contract amounts represent credit risk at April 30:

	Contractual Amounts
	2008	2007
	(In Thousands)
Commitments to originate loans	$5,696	$5,585
Unadvanced portions of home equity, consumer and commercial lines of credit	20,921	19,230
Unadvanced portions of construction loans	1,639	5,141
Standby letters of credit	213	307

	$28,469	$30,263

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

Lease Commitments:

The Company leases its Rochester branch location, the site for its Bridgewater branch location, and two parcels of land for remote ATM locations under non-cancelable operating leases which expire at various times through November 2027. Minimum future lease payments under these leases are as follows:

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED APRIL 30, 2008, 2007 AND 2006

K.	Commitments and Contingencies—(continued):

Lease Commitments—(continued)

Year ending April 30	Amounts in Thousands
2009	$50
2010	51
2011	48
2012	45
2013	33
Thereafter	583

$810

Rental expense amounted to $72,000, $70,000 and $68,000 for the years ended April 30, 2008, 2007 and 2006, respectively.

L.	Pension Plans:

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

Pension expense on the multi-employer plans, including contributory payments to the Company- sponsored 401(k) plan, amounted to $212,000, $246,000 and $213,000 for the years ended April 30, 2008, 2007 and 2006, respectively.

In 1998, the Company adopted a deferred compensation arrangement with certain officers and directors whereby these individuals can elect to defer a portion of compensation and fees to be then paid in the future with interest defined in the Plan. Total expense under this Plan amounted to $68,000, $71,000 and $78,000 for the years ended April 30, 2008, 2007 and 2006, respectively.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED APRIL 30, 2008, 2007 AND 2006

M.	Stock Option Plans:

In 1988, the Board of Directors adopted a Stock Option Plan for the benefit of officer and non-officer employees and reserved and granted 191,250 shares of authorized but unissued common stock. In December 1997, the Board of Directors granted options for 21,600 shares at an exercise price of $10.55. These options were available as the result of accumulated forfeitures of previously granted options. The options are exercisable over a ten-year period from December 1997 with no significant vesting periods required.

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

A summary of the activity under the Plans is as follows:

	Number of Shares	Average Exercise Price
Balance outstanding at April 30, 2006	109,712	$9.60
Options exercised ($5.89 – $10.55)	(22,007)	6.58

Balance outstanding at April 30, 2007	87,705	$10.36
Options exercised ($8.83 – $10.55)	(8,343)	10.39

Balance outstanding at April 30, 2008	79,362	$10.36

There was no stock-based compensation expense for the years ended April 30, 2008 and 2007.

N.	Concentration of Credit Risk:

The Company maintains cash deposits at various financial institutions. Deposits at each bank are insured by the Federal Deposit Insurance Corporation up to $100,000. At various times throughout the year the Company’s balances may have exceeded the insured limit.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED APRIL 30, 2008, 2007 AND 2006

O.	Regulatory Matters:

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material affect on the Company and the consolidated financial statements. Under regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines involving quantitative measures of the Company’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to total average assets (as defined). Management believes, as of April 30, 2008, that the Company meets all capital adequacy requirements to which it is subject.

As of September 30, 2007, the most recent examination by the Federal Deposit Insurance Corporation (FDIC), the Company was categorized as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Company must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage capital ratios as set forth in the accompanying table. There are no conditions or events since that notification that management believes have changed the Company’s category.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED APRIL 30, 2008, 2007 AND 2006

O.	Regulatory Matters: (continued)

The following table sets forth the Company’s various regulatory capital categories at April 30, 2008 and 2007 (amounts in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well- Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
As of April 30, 2008:
Total capital (to risk-weighted assets)
Mayflower Bancorp, Inc.	$21,070	15.3%	$11,023	8.0%	$13,779	>	10.0%
Mayflower Co-operative Bank	20,953	15.2%	11,018	8.0%	13,772	>	10.0%

Tier I capital (to risk-weighted assets)
Mayflower Bancorp, Inc.	19,585	14.2%	5,512	4.0%	8,268	>	6.0%
Mayflower Co-operative Bank	19,468	14.1%	5,509	4.0%	8,263	>	6.0%

Tier I capital (to total average assets)
Mayflower Bancorp, Inc.	19,585	8.1%	9,666	4.0%	12,083	>	5.0%
Mayflower Co-operative Bank	19,468	8.0%	9,706	4.0%	12,132	>	5.0%

As of April 30, 2007:
Total capital (to risk-weighted assets)
Mayflower Bancorp, Inc.	$21,498	14.7%	$11,666	8.0%	$14,582	>	10.0%
Mayflower Co-operative Bank	21,317	14.6%	11,660	8.0%	14,575	>	10.0%

Tier I capital (to risk-weighted assets)
Mayflower Bancorp, Inc.	19,695	13.5%	5,833	4.0%	8,749	>	6.0%
Mayflower Co-operative Bank	19,514	13.4%	5,830	4.0%	8,745	>	6.0%

Tier I capital (to total average assets)
Mayflower Bancorp, Inc.	19,695	8.2%	9,653	4.0%	12,066	>	5.0%
Mayflower Co-operative Bank	19,514	8.1%	9,651	4.0%	12,064	>	5.0%

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED APRIL 30, 2008, 2007 AND 2006

P.	Fair Values of Financial Instruments:

The estimated fair values of the Company’s financial instruments at April 30, 2008 and 2007 are as follows:

	April 30, 2008		April 30, 2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)
Financial assets:
Cash and due from banks	$4,940	$4,940	$6,803	$6,803
Federal funds sold and overnight investments	2,975	2,975	3,919	3,919
Investment securities	94,843	95,181	80,887	80,468
Loans, net	125,336	125,892	137,003	136,746
Accrued interest receivable	1,129	1,129	1,125	1,125
Deposits with The Co-operative Central Bank	449	449	449	449
Stock in Federal Home Loan Bank of Boston	1,650	1,650	1,650	1,650
Financial liabilities:
Deposits	204,176	204,838	200,859	200,894
Advances and borrowings	18,659	19,189	20,558	20,411

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED APRIL 30, 2008, 2007 AND 2006

Q.	Parent Company Financial Statements:

The following are the condensed financial statements for Mayflower Bancorp, Inc. (the “Parent Company”) only:

BALANCE SHEET

	April 30
	2008	2007
	(In Thousands)
ASSETS
Cash	$46	$110
Investment in subsidiary	19,774	19,437
Refundable income taxes	4	—
Deferred income tax asset, net	65	70

Total Assets	$19,889	$19,617

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accrued expenses and other liabilities	$—	$—

Total Liabilities	—	—

Commitments and contingencies
STOCKHOLDERS’ EQUITY
Preferred stock $1.00 par value; authorized 5,000,000 shares; issued—none
Common stock $1.00 par value; authorized 15,000,000 shares; issued 2,092,028 shares in 2008 and 2,095,856 shares in 2007	2,092	2,096
Additional paid-in capital	4,312	4,254
Retained earnings	13,589	13,485
Accumulated other comprehensive loss	(104)	(218)

Total Stockholders’ Equity	19,889	19,617

Total Liabilities and Stockholders’ Equity	$19,889	$19,617

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED APRIL 30, 2008, 2007 AND 2006

Q.	Parent Company Financial Statements—(continued):

STATEMENTS OF INCOME

	Year Ended April 30
	2008	2007
	(In Thousands)
Dividends received from subsidiary	$839	$459
Noninterest expense	1	174

Income before income taxes	838	285
Income tax expense (benefit)	5	(70)

Income before equity in undistributed earnings of subsidiary	833	355
Equity in undistributed earnings of subsidiary	223	692

Net income	$1,056	$1,047

STATEMENTS OF CASH FLOWS

	Year Ended April 30
	2008	2007
	(In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,056	$1,047
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiary	(223)	(692)
Decrease (increase) in other assets	(4)	—
Deferred tax expense (benefit)	5	(70)

Net cash provided by operating activities	834	285

CASH FLOWS FROM FINANCING ACTIVIITES:
Proceeds from issuance of Company stock	86	34
Repurchase of Company stock	(146)	—
Dividends paid	(838)	(209)

Net cash used by financing activities	(898)	(175)

Net (decrease) increase in cash	(64)	110
Cash, beginning of year	110	—

Cash, end of year	$46	$110

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

YEARS ENDED APRIL 30, 2008, 2007 AND 2006

R.	Quarterly Data (Unaudited):

Consolidated operating results on a quarterly basis for the years ended April 30, 2008 and 2007 are summarized as follows (in thousands, except per share data):

	2008				2007
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$3,203	$3,375	$3,425	$3,456	$3,372	$3,363	$3,360	$3,344
Interest expense	1,544	1,702	1,734	1,691	1,635	1,634	1,570	1,487

Net interest income	1,659	1,673	1,691	1,765	1,737	1,729	1,790	1,857
Provision for loan losses	—	—	—	—	30	30	30	30

Net interest income after provision for loan losses	1,659	1,673	1,691	1,765	1,707	1,699	1,760	1,827
Noninterest income:
Gain on sales of mortgages	90	96	56	9	65	60	32	24
Gain on sales of investments	77	28	3	—	15	—	—	—
Other	240	274	267	291	251	264	271	279

Total noninterest income	407	398	326	300	331	324	303	303
Noninterest expense	(1,710)	(1,657)	(1,657)	(1,718)	(1,675)	(1,703)	(1,632)	(1,665)

Income before income taxes	356	414	360	347	363	320	431	465
Provision for income taxes	87	125	104	105	115	104	148	165

Net income	$269	$289	$256	$242	$248	$216	$283	$300

Basic earnings per share	$0.12	$0.14	$0.12	$0.12	$0.12	$0.10	$0.14	$0.14

Diluted earnings per share	$0.12	$0.14	$0.12	$0.11	$0.12	$0.10	$0.13	$0.14

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

Any significant changes in these assumptions and/or conditions could result in higher than estimated losses that could adversely affect the Company’s earnings. In addition, regulatory agencies, as part of their examination process, periodically review the Company’s allowance for loan losses and may require the Company to recognize additional allowances based on judgments different than those of management, which could also adversely affect the Company’s earnings. Refer to the discussion of Allowance for Loan Losses in the Business

Section of the Company’s Form 10-K for the year ended April 30, 2008 and Note A to Consolidated Financial Statements for a further description of the allowance for loan losses.

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

Whenever a debt or equity security is deemed to be other-than-temporarily impaired as determined by management’s analysis, it is written-down to its current fair market value. Any unfavorable change in general market conditions or the condition of a specific issuer could cause an increase in the Company’s impairment write-downs on investment securities, which would have an adverse effect on the Company’s earnings.

Financial Condition:

At April 30, 2008, the Company’s total assets were $243.8 million as compared to $242.3 million at April 30, 2007, an increase of $1.5 million or .6%. During the year ended April 30, 2008, total investment securities increased by $14.0 million while net loans receivable decreased by $11.7 million. Additionally, cash and cash equivalent balances decreased by $2.8 million and premises and equipment increased by $1.4 million, as a result of the purchase of land in Plymouth, Massachusetts, on which the Company intends to construct its eighth retail facility.

During the fiscal year ended April 30, 2008, the soft housing market in Southeastern Massachusetts reduced home purchase and construction borrowing. Still, for the year ended April 30, 2008, the Company originated a total of $18.3 million in residential mortgage loans, compared to $16.5 million originated for the same period one year ago. During fiscal year 2008, the Company sold $13.8 million of residential loans in the secondary mortgage market compared to $11.6 million of originations sold over the course of the prior year. These sales produced gains of $251,000 for the year ended April 30, 2008 as compared to gains of $181,000 for the year ended April 30, 2007. This activity, combined with other mortgage payoffs and regularly scheduled amortization, resulted in a $875,000 decrease in residential loan balances as compared to April 30, 2007.

Since April 30, 2007, net construction loan balances outstanding decreased by $9.0 million to $6.6 million due to the sale of properties financed by the Company and a reduction in new development financing activity. Additionally, during the year ended April 30, 2008, commercial mortgage balances decreased by $385,000 and commercial loan balances decreased by $1.1 million. The Company has also experienced a decrease of $241,000 in fixed-rate home equity loans, a decrease of $265,000 in home equity line of credit balances outstanding, and a decrease of $326,000 in consumer loan balances. In aggregate, net loans outstanding decreased by $11.7 million from $137.0 million at April 30, 2007 to $125.3 million at April 30, 2008.

Commercial business, construction and commercial real estate financing are generally considered to involve a higher degree of credit risk than long-term financing of residential properties due to their higher potential for default and the possible difficulty and expense of disposing of underlying collateral, if any. As such, the overall strength of the Company’s loan portfolio will continue to rely heavily on the health of the New England and local economies.

Non-performing assets are comprised of non-accrual loans, non-accrual investments and real estate acquired by foreclosure. Nonperforming loans consist of loans that are more than 90 days past due and loans less than 90 days past due on which the Company has ceased accruing interest. As of April 30, 2008, nonperforming assets totaled $1.2 million, comprised of non performing loans of $617,000 and real estate acquired by foreclosure of $605,000. The Bank had neither non-performing loans nor real estate acquired by foreclosure at April 30, 2007.

During the year ended April 30, 2008, the Company foreclosed on a residential condominium development in Plympton, Massachusetts after recording a loss of $300,000. The property has one unit that is substantially complete and building permits for eight additional units. As a result, real estate acquired by foreclosure was $605,000 at April 30, 2008 as compared to $0 at April 30, 2007.

At April 30, 2008, the Company’s reserve for estimated loan losses was $1.4 million, which represented 1.10% of net loans receivable at that date. This compares to $1.7 million at April 30, 2007, which represented 1.22% of net loans receivable. The change in the allowance for loan losses as of April 30, 2008 reflects the decision made during the Company’s second quarter to recognize a charge-off of $300,000 relating to an impaired commercial development and construction mortgage to recognize its estimated value. Additionally, during the year ended April 30, 2008, the Company charged off $5,000 in net installment loans, offset by recoveries of $7,000 in net commercial loans. The Company’s loan portfolio continues to rely heavily on the strength of the local real estate market and a significant deterioration in that market or other negative economic conditions could have a negative impact on the Company’s results. As management continues to closely monitor the Company’s loan portfolio, higher provisions for loan losses and foreclosed property expense may be required should economic conditions worsen or the levels of non-performing assets increase.

Total deposits, after interest credited, increased by $3.3 million from $200.9 million at April 30, 2007 to $204.2 million at April 30, 2008. During the year, the Company experienced an increase in money market account balances of $3.2 million and an increase of certificate of deposit balances of $490,000, offset by a reduction of $415,000 in checking and savings accounts balances.

Total stockholders’ equity increased by $272,000 when compared to April 30, 2007. This increase resulted from net income for the period of $1.1 million and the receipt of $86,000 as a result of the exercise of employee stock options. Additionally, stockholders’ equity increased due to fluctuations in the net unrealized loss on securities available-for-sale, from a net unrealized loss of $218,000 at April 30, 2007 to a net unrealized loss of $104,000 at April 30, 2008. These increases were partially offset by repurchases of Mayflower Bancorp, Inc. common stock totaling $146,000 as well as the payment of cash dividends totaling $838,000 or $.40 per share. The Company’s total stockholders’ equity to assets ratio was 8.16% at April 30, 2008 as compared to 8.10% at April 30, 2007.

RESULTS OF OPERATIONS

Mayflower Bancorp, Inc.

Comparison of the years ended April 30, 2008 and April 30, 2007

General:

Net income for the year ended April 30, 2008 was $1,056,000 compared with net income of $1,047,000 for the year ended April 30, 2007, an increase of $9,000 or .9%. Net interest income decreased by $325,000 due to declining spreads and margins. The provision for loan losses was zero for the year ended April 30, 2008 compared to $120,000 for the prior year. Total non-interest income increased by $170,000 or 13.5%, due primarily to increases in gains on sales of investments of $93,000 and gains on sales of loans of $70,000. Total non-interest expense increased by $67,000 or 1.0%, principally as a result of increased occupancy expenses and increased salary and benefit expense.

The Company’s results largely depend upon its net interest margin, which is the difference between the income earned on loans and investments, and the interest paid on deposits and borrowings as a percentage of average interest-earning assets. During the year ended April 30, 2008, the Company’s net interest margin decreased from 3.09% to 2.99%, primarily a result of the cost of deposits increasing more significantly than the yield earned on interest earning assets due to a continuation of a shift in consumer preference for higher-cost deposit products.

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

	Year Ended April 30
	2007 vs. 2008				2006 vs. 2007
	Changes Due to Increase (Decrease)				Changes Due to Increase (Decrease)
(In Thousands)	Total	Volume	Rate	Rate/ Volume	Total	Volume	Rate	Rate/ Volume
Interest income:
Loans	$(565)	$(357)	$(216)	$8	$854	$321	$514	$19
Investments	473	(46)	525	(6)	131	(113)	252	(8)
Short term investments	112	162	(16)	(34)	(7)	(30)	37	(14)

Total	20	(241)	293	(32)	978	178	803	(3)

Interest expense:
Deposits	557	104	444	9	1,303	(37)	1,353	(13)
Borrowings	(212)	(215)	4	(1)	382	113	233	36

Total	345	(111)	448	8	1,685	76	1,586	23

Increase (decrease) in net interest and dividend income	$(325)	$(130)	$(155)	$(40)	$(707)	$102	$(783)	$(26)

Interest and Dividend Income:

Total interest and dividend income increased by $20,000 or .1% to $13.5 million for the year ended April 30, 2008. Interest income from loans decreased by $565,000. This decrease was due to a decrease of $5.2 million in the average balance of loans outstanding, coupled with a decrease in the average rate earned on loans from 6.91% in 2007 to 6.75% in 2008. Interest and dividend income on investment securities increased by $473,000 as a result of an increase in the average yield earned, from 4.17% in 2007 to 4.76% in 2008, offset by a decrease of $1.1 million in the average balance of investments. Interest on short-term investments increased by $112,000 as a result of an increase of $3.2 million in the average balance of short-term investments, offset by a decrease in the average yield earned, from 5.00% in 2007 to 3.93% in 2008.

Interest Expense:

Total interest expense increased by $345,000 or 5.5% to $6.7 million for the year ended April 30, 2008. Interest expense on deposits increased by $557,000 or 10.7% as a result of an increase in the average rate paid, from 2.64% in 2007 to 2.86% in 2008, coupled with an increase of $4.0 million in the average balance of deposits. Interest expense on borrowed funds decreased by $212,000 or 18.9% for the year ended April 30, 2008. This decrease was due to a decrease of $4.7 million in the average balance of borrowed funds, offset by an increase in the average rate paid on advances, from 4.55% in 2007 to 4.57% in 2008.

The Company continues to closely manage its cost of deposits by seeking to maintain existing core deposits while acquiring new core funding and time deposits at reasonable rates in comparison to local markets and other funding alternatives.

Provision for Loan Losses:

The provision for loan losses was $0 for the year ended April 30, 2008, compared to $120,000 for the year ended April 30, 2007. The allowance for loan losses is maintained at a level that management considers adequate to provide for probable losses based upon evaluation of known and inherent risks in the loan portfolio. Although non-performing assets have increased during the period, management considers the allowance for loan losses to be adequate at this time. However, future additions to the allowance may be necessary based on additional increases in nonperforming loans, changes in economic conditions, or for other reasons.

Noninterest Income:

Noninterest income increased by $170,000 for the year ended April 30, 2008, due to an increase of $70,000 in gains on sales of loans and an increase of $93,000 in gains on sales of investments. Additionally, other income increased by $58,000 as a result of the receipt of a special dividend from the Bank’s excess deposit insurer, increased debit card interchange income, and fees received from the Company’s check printer in connection with a revenue sharing arrangement. Additionally, customer service fees increased by $10,000. These were offset in part by a decrease in loan origination and other loan fees of $61,000 as a function of reduced real estate lending volumes.

Noninterest Expense:

Noninterest expense increased by $67,000 or 1.0% for the year ended April 30, 2008. This increase was due primarily to an increase in compensation and fringe benefits of $88,000 and is a primarily a result of staffing for the Company’s new West Wareham office. Occupancy and equipment expense increased by $96,000 due to increased energy costs as well as costs incurred with the opening of the West Wareham office. Finally, FDIC assessment expense increased by $9,000 due to the resumption of deposit insurance assessments during the last month of the fiscal year. These increases were offset by a decrease of $126,000 in other expenses, due primarily to the elimination of consulting and legal fees incurred with the prior year reorganization into a holding company structure.

Provision for Income Taxes:

The provision for income taxes decreased by $111,000 for the year ended April 30, 2008 when compared to the year ended April 30, 2007 due in part to the decrease in net income before taxes and a decrease in state income tax expense. Effective income tax rates were 28.5% and 33.7%, respectively, in the 2008 and 2007 periods. The lower effective tax rate in comparison to statutory rates for both periods is reflective of income earned by a non-bank investment subsidiary, which is taxed, for state tax purposes, at a lower rate; and dividends received deductions on dividend income generated by the Company’s marketable equity portfolio.

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

	Year Ended April 30
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

During the fiscal year ended April 30, 2007, the Company established an allowance for loan losses on of-balance sheet credit exposures (shown separately on the balance sheet in other liabilities) totaling $130,000. This allowance was initially established by reducing the Company’s reserve for loan losses. Future provisions or credits will be included in other non-interest expense.

Noninterest Income:

Noninterest income increased by $414,000 for the year ended April 30, 2007 as compared to April 30, 2006. This increase was primarily due to a decrease in loss on sales of investment securities, from a loss of $254,000 in the fiscal year ended April 30, 2006 to a gain of $15,000 for the fiscal year ended April 30, 2007. The prior year loss was principally due to the sale of the Company’s long-term investment in a General Motors bond which the Company disposed of due to that company’s poor financial performance. Additionally, customer service fees increased by $57,000 due to additional overdraft charges and ATM surcharge revenue, loan origination and other loan fees increased by $37,000 due to a reduction in the amortization of the mortgage servicing asset, and other income increased by $42,000 due to increased debit card interchange revenue and the receipt of a special dividend from the Company’s excess deposit insurer. Finally, gains on loans sold in the secondary market increased by $9,000 as the Company was able to profitably sell recently originated fixed-rate residential mortgages.

Noninterest Expense:

Noninterest expense increased by $399,000 or 6.4% for the year ended April 30, 2007. This increase was due primarily to an increase in compensation and fringe benefits of $225,000 and is a result of the hiring of staff for the Company’s new branch in West Wareham, Massachusetts, as well as the hiring of an additional commercial lender, normal salary adjustments, and increased benefit costs. Additionally, other expenses increased by $165,000 due principally to legal, consulting, and other costs incurred with the Company’s holding company reorganization. Also, occupancy and equipment expense increased by $11,000 due to the operating costs of the new West Wareham branch and higher energy costs, offset by reductions in snow removal and equipment depreciation expense. Finally, FDIC assessment expense decreased by $2,000.

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

Mayflower Bancorp, Inc:

Interest Rate Risk Exposure and Interest Rate Spread:

The Company’s net earnings depend primarily upon the difference between the income (interest and dividends) earned on its loans and investment securities (earning assets) and the interest paid on its deposits and borrowed funds (interest-bearing liabilities), together with other income and other operating expenses. The Company’s investment income and interest paid (cost of funds) are significantly affected by general economic conditions and by policies of regulatory authorities.

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

	2008			2007			2006
	Average Balance	Interest	Rate (Annualized)	Average Balance	Interest	Rate (Annualized)	Average Balance	Interest	Rate (Annualized)
Interest-earning assets:
Loans	$135,159	$9,127	6.75%	$140,324	$9,692	6.91%	$135,399	$8,838	6.53%
Investment securities	87,076	4,147	4.76%	88,172	3,674	4.17%	91,082	3,543	3.89%
Short-term investments and interest-bearing deposits in banks	4,703	185	3.93%	1,459	73	5.00%	2,342	80	3.42%

All interest-earning assets	$226,938	13,459	5.93%	$229,955	13,439	5.84%	$228,823	12,461	5.45%

Interest-bearing liabilities:
Deposits	$201,278	5,759	2.86%	$197,326	5,202	2.64%	$199,205	3,899	1.96%
Borrowed funds	19,951	912	4.57%	24,681	1,124	4.55%	21,411	742	3.47%

All interest-bearing liabilities	$221,229	6,671	3.02%	$222,007	6,326	2.85%	$220,616	4,641	2.10%

Net interest income		$6,788			$7,113			$7,820

Interest rate spread			2.91%			2.99%			3.35%

Net interest margin			2.99%			3.09%			3.42%

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

The Company believes its capital resources, including deposits, scheduled loan repayments, revenue generated from the sales of loans and investment securities, unused borrowing capacity at the Federal Home Loan Bank of Boston, and revenue from other sources will be adequate to meet its funding commitments. At April 30, 2008 and April 30, 2007, the Company’s capital ratios were in excess of regulatory requirements.

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

High and low sales prices and dividends declared during the years ended April 30, 2008 and 2007 are as follows. Information prior to February 15, 2007 is for Mayflower Co-operative Bank:

Quarterly Sales Prices	High	Low	Declared
2007
1st Quarter ended July 31, 2006	$13.71	$11.55	$0.10
2nd Quarter ended October 31, 2006	$14.52	$10.90	$0.10
3rd Quarter ended January 31, 2007	$13.71	$12.18	$0.10
4th Quarter ended April 30, 2007	$12.41	$10.48	$0.10

2008
1st Quarter ended July 31, 2007	$12.45	$10.10	$0.10
2nd Quarter ended October 31, 2007	$13.51	$11.00	$0.10
3rd Quarter ended January 31, 2008	$13.10	$10.15	$0.10
4th Quarter ended April 30, 2008	$12.34	$10.95	$0.10

The Company may not declare or pay dividends on its capital stock if the effect would cause its capital to be reduced below regulatory requirements or otherwise violate applicable regulatory requirements. As of July 10, 2008, the Company had approximately 249 stockholders of record of 2,092,276 outstanding shares of common stock. This does not reflect the number of persons or entities who hold their common stock in nominee or “street” name through various brokerage firms.

C O R P O R A T E     I N F O R M A T I O N

Mayflower Bancorp, Inc. and Subsidiary

DIRECTORS

E. Bradford Buttner

Senior Vice President - Investments

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

OFFICERS

Edward M. Pratt

President and Chief Executive Officer

Maria Vafiades

Vice President and Chief Financial Officer

John J. Biggio

Vice President and Senior Loan Officer

Stergios M. Kostas

Vice President - Retail Banking

Matthew L. Shaw

Vice President - Information Technology

Clorinda A. Dunphy

Assistant Vice President and

Human Resource Officer

Karen Gallipoli

Assistant Vice President and Residential

Lending Officer

Timothy M. Coe

Assistant Vice President

Stephen N. Sooy

Assistant Vice President

Heather Johnson

Assistant Vice President and Deposit

Operations Manager

Laura A. Hermanson

Assistant Treasurer and Consumer

Loan Officer

Christine Amaral

Assistant Treasurer and Branch Manager

James Galavotti

Assistant Treasurer and Branch Manager

Sonia Gallo

Assistant Treasurer and Branch Manager

Molly R. Garcia

Assistant Treasurer and Branch Manager

Jeanne E. Lemire

Assistant Treasurer and Branch Manager

Robin G. Martin

Assistant Treasurer and Branch Manager

Elizabeth Mazzone

Assistant Treasurer and Branch Manager

INDEPENDENT AUDITOR

Parent, McLaughlin & Nangle

Certified Public Accountants, Inc.

160 Federal Street

Boston, MA 02110

CORPORATE COUNSEL

Kilpatrick Stockton LLP

607 14th Street, NW, Suite 900

Washington, DC 20005

STOCK LISTING

Mayflower Bancorp, Inc.

is traded over-the-counter on the

Nasdaq National Market under the

symbol “MFLR”.

TRANSFER AGENT

American Stock Transfer and

Trust Company

Shareholder Services Division

59 Maiden Lane

New York, NY 10038

FOR STOCKHOLDER INFORMATION CONTACT

Jean Michael

Mayflower Bancorp, Inc.

P.O. Box 311

Middleboro, MA 02346

(508) 947-4343

ANNUAL MEETING

An Annual Meeting of Stockholders

will be held at 10:00 a.m. on Tuesday,

August 26, 2008 at the Fireside Grille

Restaurant, Route 18, Middleboro,

Massachusetts.

FORM 10-K ANNUAL REPORT

A copy of the Bank’s Annual Report on

Form 10-K as filed with the SEC is available

to the Bank’s stockholders upon written

request to:    Stockholder Relations,

Mayflower Bancorp, Inc., P.O. Box 311,

Middleboro, MA 02346.

MEMBER FDIC

MEMBER SIF

ALL DEPOSITS INSURED IN FULL

Mayflower Bancorp, Inc.

MAIN OFFICE:

30 South Main Street, P.O. Box 311, Middleboro, MA 02346
(508) 947-4343

BRIDGEWATER OFFICE:

5 Scotland Boulevard, Bridgewater, MA 02324
(508) 697-9602

LAKEVILLE OFFICE:

166 County Street, Lakeville, MA 02347
(508) 923-3415

PLYMOUTH OFFICE:

94 Court Street, Plymouth, MA 02360
(508) 746-8515

ROCHESTER OFFICE:

565 Rounseville Road, Rochester, MA 02770
(508) 763-9500

WAREHAM OFFICE:

396 Onset Avenue, Wareham, MA 02538
(508) 295-2110

WEST WAREHAM OFFICE:

2420 Cranberry Highway, Wareham, MA 02571
(508) 295-5271

TELEPHONE BANKING:

(800) 946-1160

WEB SITE:

www.mayflowerbank.com