Form 10-K, Exhibit 13
period 2009-04-30
Mayflower Bancorp Inc
filed 2009-07-21
CIK 1381639

Exhibit 13

# Mayflower Bancorp, Inc.

Small Bank. *Big Difference.* 2009 Annual Report

COMPANY PROFILE

Mayflower Bancorp, Inc. and Subsidiary

Mayflower Bancorp, Inc. is a Massachusetts chartered holding company whose principal subsidiary is Mayflower Co-operative Bank. Originally founded in 1889 as Mayflower Co-operative Bank to foster the goal of affordable home ownership, the company today is a stock-owned institution with assets in excess of $249 million. As a State chartered entity serving Southeastern Massachusetts from its main office in Middleboro and six full service branch offices in Plymouth, Rochester, Wareham, Bridgewater, Lakeville and West Wareham Massachusetts, its deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to applicable limits, with excess amounts insured by the Share Insurance Fund (SIF) of The Co-operative Central Bank of Massachusetts.

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

FINANCIAL HIGHLIGHTS

Mayflower Bancorp, Inc. and Subsidiary

	April 30
(Dollars in Thousands, Except Per Share Data)	2009	2008	2007
Balance Sheet
Total assets	$249,545	$243,751	$242,307
Loans, net	131,111	125,336	137,003
Investment securities	90,261	94,843	80,887
Deposits	213,957	204,176	200,859
Borrowed funds	13,888	18,659	20,558
Stockholders’ equity	19,338	19,889	19,617

Operations
Net interest income	7,338	6,788	7,113
Provision for loan losses	—	—	120
Net income	35	1,056	1,047

Basic earnings per share	$0.02	$0.50	$0.50
Diluted earnings per share	$0.02	$0.49	$0.49

Other Data
Return on average stockholders’ equity	0.19%	5.39%	5.50%
Return on average assets	0.02%	0.44%	0.43%
Dividend payout ratio	2,385.71%	79.36%	79.96%
Non-performing assets as a percentage of total assets	0.37%	0.50%	—

TO OUR SHAREHOLDERS AND FRIENDS:

On behalf of the Officers and Directors of Mayflower Bancorp, Inc. and those affiliated with its subsidiary, Mayflower Bank, it is my privilege to present to you our 2009 Annual Report. As in previous years, we invite your scrutiny of its content and welcome your questions and comments in regard to the performance it documents.

The format of this report is unchanged; it continues to include the financial presentations, tables, and discussions it, and others like it, have always exhibited. As a result, one is able to easily compare our performance with prior periods and to measure our results against our own history and that of other institutions. That ability is, under ordinary circumstance, a good thing and Mayflower is prepared to accept judgment of its performance in that light.

Unfortunately, the period of time for which this report has been prepared has been anything but ordinary. Indeed, this year and its turmoil have been unlike anything I, and I suspect most, have ever experienced or witnessed firsthand. Clearly, every year includes its challenges. But I don’t remember a year like this one.

The media onslaught, negative focus on and public disdain toward all things banking and financial have been unprecedented. The failure of government-sponsored entities was devastating. The imposition of higher deposit insurance premiums and the announcement of “special assessments” to rebuild those insurance reserves have been crippling. And, the depth, duration, and impact of the nation’s economic recession and attendant problems have and continue to be both sobering and frightening.

We believe it appropriate to consider our just completed year through the prism of these events, as well as others too numerous to list. At the same time, we draw your attention to other decisions made and developments prompted by the Bank that have proven to be correct and which bode well for future periods.

Given Mayflower’s status as a well-capitalized institution, our Board of Directors decided not to participate in the TARP “Bail Out” program. That proved to be a prudent decision for a number of reasons as it was again demonstrated that any government is very rarely a good business partner.

Mayflower’s mortgage origination activity, prompted in part by Mayflower’s position and reputation in its markets, was extremely strong during the year, both residentially and commercially. We note that our delinquency numbers, incidence of non-performing assets and rate of mortgage foreclosures, have been both remarkably low and well below industry experience. And, as a testament to our goal of meeting the financial needs of the communities we serve, we note that both the Federal Deposit Insurance Corporation and the Commonwealth of Massachusetts’ Division of Banks deemed our Community Reinvestment Act performance to be “Outstanding.”

Finally, although the issue of deposit insurance has long been an important one, we have been quick this past year to trumpet the fact that 100% of all deposits at Mayflower continue to be insured in full. Covered by the combination of the FDIC and the Share Insurance Fund of The Co-operative Central Bank, our depositors are able to have continuing confidence that their savings are indeed safe at Mayflower.

We strive in this Annual Report to impart to you a similar knowledge, confidence, and understanding of your Company’s strong foundation and its inherent financial strength. At the same time, we believe that the continued implementation of our prudent strategies and policies will serve the institution well in future periods. As we have said to you before, Mayflower intends to do the right things and to do them the right way. We continue to believe that the careful and successful execution of that overarching strategy will serve our mutual interests and result in the enhancement of long-term shareholder value. Toward these ends, we continue to remain deeply appreciative of your continued support and confidence.

Sincerely yours,

/s/ Edward M. Pratt

Edward M. Pratt
President and Chief Executive Officer

SELECTED FINANCIAL DATA

Mayflower Bancorp, Inc. and Subsidiary

	At April 30
(Dollars in Thousands, Except Per Share Data)	2009	2008	2007	2006	2005
Balance Sheet and Other Data:
Total assets	$249,545	$243,751	$242,307	$245,603	$236,707
Federal funds sold and overnight investments	6,184	2,975	3,919	453	3,642
Investment securities, including mortgage-backed securities	90,261	94,843	80,887	88,331	86,575
Loans, net	131,111	125,336	137,003	139,230	130,664
Stock in the FHLB of Boston	1,650	1,650	1,650	1,647	1,496
Deposits	213,957	204,176	200,859	200,534	195,951
Borrowed funds	13,888	18,659	20,558	25,197	21,412
Stockholders’ equity	19,338	19,889	19,617	18,592	18,396
Book value per share	9.27	9.51	9.36	8.96	8.88

	Years Ended April 30
(Dollars in Thousands, Except Per Share Data)	2009	2008	2007	2006	2005
Operating Data:
Interest and dividend income	$12,406	$13,459	$13,439	$12,461	$11,084
Interest expense	5,068	6,671	6,326	4,641	3,446

Net interest income	7,338	6,788	7,113	7,820	7,638
Provision for loan losses	—	—	120	90	68

Net interest income after provision for loan losses	7,338	6,788	6,993	7,730	7,570

Noninterest income:
Loan origination and other loan fees	136	113	174	137	143
Customer service fees	695	710	700	643	554
(Loss) gain on sales and writedowns of investment securities and loans, net	(1,399)	359	196	(82)	342
Other	245	249	191	149	146

Total noninterest income	(323)	1,431	1,261	847	1,185

Noninterest expenses	7,185	6,742	6,675	6,276	5,828

(Loss) income before income taxes	(170)	1,477	1,579	2,301	2,927
(Benefit) provision for income taxes	(205)	421	532	862	1,066

Net income	$35	$1,056	$1,047	$1,439	$1,861

Per Share Data:
Basic earnings per share	$0.02	$0.50	$0.50	$0.70	$0.91

Diluted earnings per share	$0.02	$0.49	$0.49	$0.68	$0.89

Weighted average basic shares outstanding	2,090	2,096	2,090	2,072	2,054
Weighted average diluted shares outstanding	2,176	2,139	2,135	2,121	2,094
Dividends paid per share	$0.40	$0.40	$0.40	$0.40	$0.40

Selected Ratios:
Return on average assets	0.02%	0.44%	0.43%	0.60%	0.82%
Return on average stockholders’ equity	0.19%	5.39%	5.50%	7.75%	10.28%
Stockholders’ equity to assets (1)	7.75%	8.16%	8.10%	7.57%	7.77%
Interest rate spread	3.22%	2.91%	2.99%	3.34%	3.53%
Dividend payout ratio	2,385.71%	79.36%	79.96%	57.61%	44.12%

(1)	This ratio is based on year-end balances.

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

The primary business of the Bank is to acquire funds in the form of deposits from the general public and to make loans for the construction, purchase and refinancing of residential and commercial real estate and, to a lesser extent, to make commercial business and consumer loans in its primary market area. The Bank considers its primary market area to be southeastern Massachusetts including Plymouth County, Bristol County, and Barnstable County. The Bank’s operations are conducted through seven full service offices in Middleboro, Plymouth, Wareham, Rochester, Bridgewater, Lakeville and West Wareham. In May 2009, The Bank opened its eighth full service branch and second office in Plymouth, Massachusetts.

The Bank offers a variety of deposit accounts to both individuals and commercial customers. Deposits at the Bank are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $100,000 ($250,000 for retirement plan accounts) and by the Share Insurance Fund of The Co-operative Central Bank for amounts in excess of FDIC limits. Due to the recent difficult economic conditions, deposit insurance per account owner has been raised to $250,000 for all types of accounts until January 1, 2014. Additionally, Mayflower Bank has elected to participate in the FDIC’s Transaction Account Guarantee Program. Under that program, through December 31, 2009, all non-interest bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account. Coverage under the Transaction Account Guarantee Program is in addition to and separate from the coverage available under the FDIC’s general deposit insurance rules. The Bank offers its retail banking customers numerous additional banking advantages with various products and services such as checking account overdraft protection, home equity loans, debit cards, telephone banking and on-line banking.

The Bank’s primary sources of liquidity are deposits, loan payments and payoffs, investment income, maturities and principal repayments of investments, and advances from the Federal Home Loan Bank of Boston. As a member of The Co-operative Central Bank’s Reserve Fund, the Bank also has the right to borrow from that fund for short-term cash needs. The Bank has also established a line of credit with The Federal Reserve Bank, collateralized by certain investments in Government Sponsored Entities. The Bank’s liquidity management program is designed to insure that sufficient funds are available to meet its daily cash requirements.

The Bank believes its capital resources, including deposits, scheduled loan repayments, revenue generated from the sales of loans and investment securities, unused borrowing capacity at the Federal Home Loan Bank of Boston, The Co-operative Central Bank and the Federal Reserve Bank as well as revenue from other sources are adequate to meet its funding commitments. At April 30, 2009 and 2008, the Bank’s capital ratios were in excess of regulatory requirements, and as such, the Bank considers itself to be well-capitalized.

Lending Activities:

Net of its reserve for loan loss, the Bank’s loan portfolio totaled $131.1 million as of April 30, 2009, which represented 52.5% of total assets. The Bank offers conventional mortgage loans, construction loans, home equity loans and lines of credit secured by residential properties, as well as commercial real estate mortgages and commercial business loans. The Bank also makes consumer loans on a secured and unsecured basis.

Under the Community Reinvestment Act, as implemented by FDIC regulations, a state non-member bank, like Mayflower Bank, has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate-income neighborhoods. The Community Reinvestment Act neither establishes specific lending requirements or programs for financial institutions nor limits an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community. The Community Reinvestment Act requires the FDIC, in connection with its examination of an institution, to assess the institution’s record of meeting the credit needs of its community and to consider such record when it evaluates applications made by such institution. The Community Reinvestment Act requires public disclosure of an institution’s Community Reinvestment Act rating. The Bank’s latest Community Reinvestment Act rating received from the FDIC was “Outstanding.”

The Bank is also subject to similar obligations under Massachusetts Law, which has an additional CRA rating category. The Massachusetts Community Reinvestment Act requires the Massachusetts Banking Commissioner to consider a bank’s Massachusetts Community Reinvestment Act rating when reviewing a bank’s application to engage in certain transactions, including mergers, asset purchases and the establishment of branch offices or automated teller machines, and provides that such assessment may serve as a basis for the denial of such application. The Bank’s latest Massachusetts Community Reinvestment Act rating received from the Massachusetts Division of Banks was “Outstanding.”

Investment Activities:

The Bank believes it is proper to maintain an investment portfolio that provides a source of income as well as a source of liquidity to meet loan demand and to fund fluctuations in its deposit base. The relative mix of investment securities and loans in the Bank’s portfolio is dependent upon loan demand as well as the relative attractiveness of yields available on loans as compared to yields on short-term investment securities. At April 30, 2009, the Bank’s portfolio of short-term investments and investment securities totaled $96.4 million which represented 38.6% of total assets. This portfolio included U.S. Government obligations, mortgage-backed and related securities, corporate notes, municipal obligations, federal funds sold and overnight investments, and other types of marketable equity securities.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of April 30, 2009, using the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on our assessment, we believe that, as of April 30, 2009, the Company’s internal control over financial reporting is effective.

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

/s/ Edward M. Pratt	/s/ Maria Vafiades

Edward M. Pratt	Maria Vafiades
President and Chief Executive Officer	Vice President and Chief Financial Officer

INDEPENDENT AUDITOR’S REPORT

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

Middleboro, Massachusetts

We have audited the accompanying consolidated statements of financial condition of Mayflower Bancorp, Inc. (the Company) and Subsidiary as of April 30, 2009 and 2008, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mayflower Bancorp, Inc. and Subsidiary at April 30, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Parent, McLaughlin & Nangle

PARENT, McLAUGHLIN & NANGLE
Certified Public Accountants, Inc.

Boston, Massachusetts

July 6, 2009

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(In Thousands)	April 30
	2009	2008
ASSETS
Cash and cash equivalents:
Cash and due from banks	$4,192	$4,940
Federal funds sold and overnight investments	6,184	2,975

Total cash and cash equivalents	10,376	7,915
Investment securities (Note B):
Securities available-for-sale	45,022	51,466
Securities held-to-maturity	45,239	43,377

Total investment securities	90,261	94,843
Loans receivable, net (Note C)	131,111	125,336
Accrued interest receivable (Note E)	1,022	1,129
Real estate held for investment	303	315
Real estate acquired by foreclosure	590	605
Premises and equipment, net (Note F)	11,991	10,469
Deposits with The Co-operative Central Bank	449	449
Stock in Federal Home Loan Bank of Boston, at cost	1,650	1,650
Refundable income taxes (Note I)	48	209
Deferred income taxes (Note I)	1,017	184
Other assets	727	647

Total Assets	$249,545	$243,751

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits (Note G)	$213,957	$204,176
Advances and borrowings (Note H)	13,888	18,659
Advances from borrowers for taxes and insurance	214	162
Allowance for loan losses on off-balance sheet credit exposures	110	110
Accrued expenses and other liabilities	2,038	755

Total Liabilities	230,207	223,862

Commitments and contingencies (Notes K and M)
STOCKHOLDERS’ EQUITY (Note M)
Preferred stock $1.00 par value; authorized 5,000,000 shares; issued - none
Common stock $1.00 par value; authorized 15,000,000 shares; issued 2,085,886 shares in 2009 and 2,092,028 shares in 2008	2,086	2,092
Additional paid-in capital	4,311	4,312
Retained earnings	12,747	13,589
Accumulated other comprehensive income (loss)	194	(104)

Total Stockholders’ Equity	19,338	19,889

Total Liabilities and Stockholders’ Equity	$249,545	$243,751

See accompanying notes to consolidated financial statements.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended April 30
	2009	2008
	(In Thousands, Except Per Share Data)
INTEREST INCOME:
Loans receivable	$8,112	$9,127
Securities held-to-maturity	1,870	1,755
Securities available-for-sale	2,384	2,392
Federal funds sold and interest bearing deposits in banks	40	185

Total interest income	12,406	13,459

INTEREST EXPENSE:
Deposits	4,388	5,759
Borrowed funds	680	912

Total interest expense	5,068	6,671

NET INTEREST INCOME	7,338	6,788
PROVISION FOR LOAN LOSSES	—	—

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	7,338	6,788

NONINTEREST INCOME:
Loan origination and other loan fees	136	113
Customer service fees	695	710
(Loss) gain on sales and writedowns of investment securities, net	(1,943)	108
Gain on sales of mortgage loans	544	251
Other	245	249

Total noninterest income	(323)	1,431

NONINTEREST EXPENSE:
Compensation and fringe benefits	3,647	3,626
Occupancy and equipment	1,099	1,087
FDIC assessment	258	33
Losses and expenses of foreclosed real estate	151	11
Other	2,030	1,985

Total noninterest expense	7,185	6,742

(LOSS) INCOME BEFORE INCOME TAXES	(170)	1,477
(BENEFIT) PROVISION FOR INCOME TAXES (Note I)	(205)	421

NET INCOME	$35	$1,056

Basic earnings per share	$0.02	$0.50

Diluted earnings per share	$0.02	$0.49

Weighted average basic shares outstanding	2,090	2,096
Dilutive effect of outstanding stock options	86	43

Weighted average diluted shares outstanding	2,176	2,139

See accompanying notes to consolidated financial statements.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	(In Thousands, except share amounts)
BALANCE, April 30, 2007	2,095,856	$2,096	$4,254	$13,485	$(218)	$19,617

COMPREHENSIVE INCOME:
Net income	—	—	—	1,056	—	1,056
Other comprehensive income, net of tax:
Change in unrealized loss on securities available-for-sale, net of deferred income taxes of $115,000	—	—	—	—	186	186
Reclassification adjustment for gains included in net income, net of deferred income taxes of $36,000	—	—	—	—	(72)	(72)

						114

Total comprehensive income						1,170
Issuance of shares of $1 par value common stock	8,343	8	78	—	—	86

Purchase of Company stock	(12,171)	(12)	(20)	(114)	—	(146)

Cash dividends paid ($.40 per share)	—	—	—	(838)	—	(838)

BALANCE, April 30, 2008	2,092,028	2,092	4,312	13,589	(104)	19,889

COMPREHENSIVE INCOME:
Net income	—	—	—	35	—	35
Other comprehensive income, net of tax:
Change in unrealized gain/loss on securities available-for-sale, net of deferred income taxes of $503,000	—	—	—	—	(990)	(990)
Reclassification adjustment for losses included in net income, net of deferred income taxes of $655,000	—	—	—	—	1,288	1,288

						298

Total comprehensive income						333
Issuance of shares of $1 par value common stock	1,500	1	12	—	—	13

Purchase of Company stock	(7,642)	(7)	(13)	(42)	—	(62)

Cash dividends paid ($.40 per share)	—	—	—	(835)	—	(835)

BALANCE, April 30, 2009	2,085,886	$2,086	$4,311	$12,747	$194	$19,338

See accompanying notes to consolidated financial statements.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended April 30
	2009	2008
	(In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Interest and dividends received	$12,560	$13,503
Fees and other income received	1,600	1,268
Interest paid	(5,083)	(6,684)
Cash paid to suppliers and employees	(5,436)	(6,230)
Income taxes paid	(620)	(741)

Net cash provided by operating activities	3,021	1,116

CASH FLOWS FROM INVESTING ACTIVITIES:
Net (increase) decrease in loans	(5,530)	11,117
Purchases of available-for-sale securities	(12,316)	(29,182)
Proceeds from sales, calls, and maturities of available-for-sale securities	17,273	21,888
Purchases of held-to-maturity securities	(19,160)	(21,567)
Proceeds from maturities and calls of held-to-maturity securities	17,244	15,158
Proceeds from sales of real estate acquired by foreclosure	4	—
Capital additions to real estate acquired by foreclosure	(314)	—
Purchases of premises and equipment	(2,000)	(1,841)
Other - net	61	156

Net cash used in investing activities	(4,738)	(4,271)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits	9,781	3,317
Proceeds from advances and borrowings	3,000	11,000
Payments on advances and borrowings	(7,771)	(12,899)
Net increase (decrease) in advances from borrowers for taxes and insurance	52	(172)
Proceeds from issuance of common stock	13	86
Repurchase of Company stock	(62)	(146)
Dividends paid	(835)	(838)

Net cash provided by financing activities	4,178	348

Net increase (decrease) in cash and cash equivalents	2,461	(2,807)

Cash and cash equivalents, beginning of year	7,915	10,722

Cash and cash equivalents, end of year	$10,376	$7,915

Reconciliations of net income to net cash provided by operating activities:
Net income	$35	$1,056

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	490	498
Writedown of real estate acquired by foreclosure	100	—
Allowance for losses on off-balance sheet items	—	(20)
Premium amortization	47	47
Intangible amortization	14	14
Deferred income taxes	(985)	(355)
Loss (gain) on sales and writedowns of investment securities, net	1,943	(108)
Decrease (increase) in refundable income taxes	161	35
Decrease (increase) in accrued interest receivable	107	(4)
Decrease (increase) in prepaid expenses	(10)	(34)
Decrease (increase) in mortgage servicing rights	(82)	(13)
Increase (decrease) in deferred loan origination fees	(20)	(55)
Increase (decrease) in accrued interest payable	(15)	(13)
Increase (decrease) in accrued expenses	1,236	68

Total adjustments	2,986	60

Net cash provided by operating activities	$3,021	$1,116

SUPPLEMENTAL DISCLOSURES:
Total decrease in unrealized loss on securities available-for-sale	$450	$193

Loans transferred to foreclosed real estate	$—	$605

Proceeds from sales of foreclosed real estate financed through loans	$225	$—

See accompanying notes to consolidated financial statements.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2009 AND 2008

A.	Summary of Significant Accounting Policies:

Nature of operations:

Mayflower Bancorp, Inc. (the “Company”) is a Massachusetts chartered holding company whose principal subsidiary is Mayflower Bank (the “Bank”). The Bank operates eight full service banking offices in Middleboro, Plymouth, Wareham, Rochester, Bridgewater, Lakeville, and West Wareham, Massachusetts providing a variety of deposit and lending services. The Bank opened its eighth full service office in Plymouth, Massachusetts in May 2009. As a Massachusetts chartered co-operative bank whose deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”) and the Share Insurance Fund (“SIF”), the activities of the Bank are subject to regulation, supervision and examination by federal and state regulatory authorities, including, but not limited to the FDIC, the Massachusetts Commissioner of Banks and the SIF. In addition, as a bank holding company, the Company is subject to supervision, examination and regulation by the Board of Governors of the Federal Reserve System.

Basis of presentation:

On February 15, 2007, Mayflower Co-operative Bank completed its reorganization into a holding company structure, at which time it became a wholly-owned subsidiary of Mayflower Bancorp, Inc. Each share of Mayflower Co-operative Bank common stock was converted to one share of Mayflower Bancorp, Inc. common stock. The results presented for the years ended April 30, 2009 and 2008 are those of Mayflower Bancorp, Inc., which include the accounts of the Company and its wholly-owned subsidiary Mayflower Bank and its subsidiaries, MFLR Securities Corporation and Mayflower Plaza, LLC. The Company has one reportable operating segment. All significant intercompany balances and transactions have been eliminated in consolidation.

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

Certain amounts in the prior year’s consolidated financial statements were reclassified to facilitate comparison with the current fiscal year.

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

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2009 AND 2008

(Continued)

A.	Summary of Significant Accounting Policies - (continued):

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

The ability and willingness of borrowers to honor their repayment commitments is generally dependent on the health of the real estate economic sector in the borrower’s geographic areas and the general economy. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of unearned discount, deferred loan fees and the allowance for loan losses. Loan origination and commitment fees and certain direct loan origination costs are capitalized and the net amount is amortized as an adjustment of the loan yield over the contractual life of the related loans.

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

YEARS ENDED APRIL 30, 2009 AND 2008

(Continued)

A.	Summary of Significant Accounting Policies - (continued):

Allowance for loan losses and allowance for loan losses on off-balance sheet credit exposures - (continued):

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

The Company also maintains an allowance for possible losses on its outstanding loan commitments. The allowance for loan losses on off-balance sheet credit exposures (shown separately on the balance sheet) is maintained based on expected drawdowns of committed loans and their loss experience factors and management’s assessment of various other factors including current and anticipated economic conditions that may affect the borrowers’ ability to pay, and trends in loan delinquencies and charge-offs.

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

Foreclosed real estate:

Real estate properties acquired through, or in lieu of loan foreclosure, are to be sold, and are recorded at the time of foreclosure at the lower of the carrying amount of the loan or at the fair value, less costs to sell, of the related collateral, which becomes the new basis. The excess of the balance of the loan over the estimated fair value, if any, is charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less costs to sell. Impairment losses on property to be held and used are measured as the amount by which the carrying amount of a property exceeds its fair value. Costs incurred in maintaining foreclosed real estate and subsequent adjustments to the carrying amount of the property are included in losses and expenses of foreclosed real estate.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2009 AND 2008

(Continued)

A.	Summary of Significant Accounting Policies - (continued):

Premises and equipment:

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed on the straight-line method over the estimated useful lives of the respective assets as follows:

Office buildings and improvements	20 to 50 years
Furniture, fixtures and equipment	3 to 20 years

Mortgage servicing rights:

The Company follows Statement of Financial Accounting Standard (SFAS) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This statement requires that the Company recognize the rights to service mortgage loans for others, regardless of the manner in which the servicing rights are acquired, as separate assets. In addition, capitalized mortgage servicing rights are required to be assessed for impairment based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

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

Stock-based compensation:

At April 30, 2009, the Company had one stock-based compensation plan, which is described more fully in Note M. Effective May 1, 2006, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 123 (revised 2004), “Share-Based Payment,” which requires the measurement and recognition of compensation expense for all stock-based awards made to employees and directors, including stock option grants, based on estimated fair values. SFAS No. 123(R) supersedes previous accounting under Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees” for periods beginning in fiscal year 2007.

SFAS No. 123(R) requires the Company to estimate the fair value of stock-based awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Consolidated Statements of Income. The Company adopted SFAS No. 123(R) using the modified prospective transition method that requires the application of the accounting standard starting the first day of the fiscal year, May 1, 2006, for the Company. The Consolidated Financial Statements, as of and for the years ended April 30, 2009 and 2008, reflect the impact of SFAS No. 123(R).

Upon adoption of SFAS No. 123(R), the Company selected the Black-Scholes option-pricing model as the most appropriate method for determining the estimated fair value for stock-based awards.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2009 AND 2008

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

Fair values of financial instruments:

Statement of Financial Accounting Standard (SFAS) No. 107, “Disclosures about Fair Value of Financial Instruments,” requires disclosures of fair value information about financial instruments, whether or not recognized in the statement of financial condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets, and, in many cases, could not be realized in immediate settlement of the instruments.

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

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash, due from banks, federal funds sold and overnight investments:

The carrying amounts reported in the statements of financial condition for cash, due from banks, federal funds sold, and overnight investments, approximate those assets' fair values.

Investment securities:

Fair values of investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans:

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as commercial real estate, residential mortgage, and other consumer. Each loan category is further segmented into fixed and adjustable rate interest terms, and by performing and non-performing categories.

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

Fair value for significant non-performing loans is based on recent internal or external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities:

Under SFAS No. 107, the fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings and NOW accounts, and money market and checking accounts, is equal to the amount payable on demand (that is, their carrying amounts). The fair value of certificates of deposit is based on the discounted value of contractual cash flows.

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

YEARS ENDED APRIL 30, 2009 AND 2008

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

Fair value measurements:

SFAS No. 157 was implemented by the Company effective May 1, 2008. SFAS No. 157 establishes a hierarchy that prioritizes the use of fair value inputs used in valuation methodologies into the following three levels:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs as of the measurement date other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be derived from or corroborated by observable market data by correlation or other means for substantially the full term of the asset.

Level 3: Significant unobservable inputs that reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability as of the measurement date. These financial instruments do not have two way markets and are measured using management’s best estimate of fair value.

The following is a description of the company’s valuation methodologies used to measure and disclose the fair values of its financial assets and liabilities on a recurring or nonrecurring basis:

Securities available for sale: Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based on quoted prices, when available. If quoted prices are not available, fair values are measured using pricing models.

The company utilizes a third party pricing service to obtain fair values for investment securities. The pricing service utilizes the following method to value the security portfolio.

The securities measured at fair value utilizing Level 1 inputs are marketable equity securities and utilizing Level 2 inputs are corporate debt securities, municipal obligations, U.S. Government and Agency obligations, including mortgage-backed and related securities. The fair values represent either quoted market prices for the identical securities (Level 1 inputs) or fair values determined by pricing models that consider standard input factors such as observable market data, benchmark yields, reported trades, broker/dealer quotes, credit spreads, benchmark securities, as well as new issue data, monthly payment information, and collateral performance, among others. The Company does not currently have any Level 3 securities in its portfolio.

Loans: The Company does not record loans at fair value on a recurring basis. However, from time to time, non-recurring fair value adjustments to collateral dependent loans are recorded to reflect partial write-downs based on the observable market price or current appraised value of the collateral.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2009 AND 2008

(Continued)

A.	Summary of Significant Accounting Policies - (continued):

Recent accounting pronouncements:

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133,” which changes the disclosure requirements for derivative instruments and hedging activities. This Statement is intended to enhance the current disclosure framework in SFAS No. 133. The Statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. This Statement is effective for the Company’s consolidated financial statements issued for fiscal years and interim periods beginning after November 15, 2008 and is not expected to have a material impact on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” This Statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This statement is effective for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. The Company does not expect the implementation of this standard will have a material impact on its consolidated financial statements.

B.	Investment Securities:

Investment securities have been classified according to management’s intent. The amortized cost of securities and their approximate fair values at April 30 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	April 30, 2009
	(In Thousands)
AVAILABLE-FOR-SALE SECURITIES:
U.S. Government obligations	$6,498	$37	$—	$6,535
Corporate debt securities	1,000	—	(511)	489
Municipal obligations	1,985	59	—	2,044
Mortgage-backed and related securities	33,449	1,296	(1)	34,744
Trust preferred securities	750	—	(419)	331
Marketable equity securities	1,047	29	(197)	879

	$44,729	$1,421	$(1,128)	$45,022

HELD-TO-MATURITY SECURITIES:
U.S. Government obligations	$15,555	$95	$(10)	$15,640
Municipal obligations	2,917	79	(19)	2,977
Mortgage-backed and related securities	26,767	826	(68)	27,525

	$45,239	$1,000	$(97)	$46,142

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	April 30, 2008
	(In Thousands)
AVAILABLE-FOR-SALE SECURITIES:
U.S. Government obligations	$6,595	$50	$—	$6,645
Corporate debt securities	1,500	—	(139)	1,361
Municipal obligations	1,994	36	—	2,030
Mortgage-backed and related securities	36,611	526	(42)	37,095
Trust preferred securities	750	—	(55)	695
Marketable equity securities	4,173	—	(533)	3,640

	$51,623	$612	$(769)	$51,466

HELD-TO-MATURITY SECURITIES:
U.S. Government obligations	$11,011	$93	$—	$11,104
Municipal obligations	3,275	61	—	3,336
Mortgage-backed and related securities	29,091	258	(74)	29,275

	$43,377	$412	$(74)	$43,715

At April 30, 2009, debt securities with a fair value of $2,522,000 were pledged to secure advances from the Federal Reserve Bank.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2009 AND 2008

(Continued)

B.	Investment Securities - (continued):

Mortgage-backed and related securities consist of primarily FHLMC and FNMA certificates and other asset backed investments.

Proceeds from sales of investment securities amounted to $2,186,000 and $4,675,000 during the years ended April 30, 2009 and 2008, respectively. Gross gains of $13,000 and $108,000 for the years ended April 30, 2009 and 2008, respectively, and gross losses of $28,000 and $0, respectively, for the years ended April 30, 2009 and 2008 were realized on those sales. Additionally, gross gains of $2,000 and $0, respectively, were recorded on calls of investment securities.

During the year ended April 30, 2009, the Company recognized an other-than-temporary impairment charge of $1,930,000 on its investment in the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation’s preferred and auction rate preferred stock.

The scheduled maturities of securities held-to-maturity and securities (other than equity securities) available-for-sale at April 30, 2009 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Held-to-Maturity		Securities Available-for-Sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)
Due in 1 year or less	$253	$257	$—	$—
Due after 1 year through 5 years	12,981	13,112	8,220	7,791
Due after 5 years through 10 years	3,758	3,772	500	504
Due after 10 years	1,480	1,476	763	773

	18,472	18,617	9,483	9,068
Mortgage-backed and related securities	26,767	27,525	33,449	34,744

	$45,239	$46,142	$42,932	$43,812

Information pertaining to securities with gross unrealized losses at April 30, 2009, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

	Less Than Twelve Months		Twelve Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In Thousands)
Securities Available-for-Sale
Debt Securities:
Corporate debt securities	$—	$—	$489	$511	$489	$511
Mortgage-backed and related securities	560	1	—	—	560	1
Trust preferred securities	—	—	331	419	331	419

Total debt securities	560	1	820	930	1,380	931

Marketable equity securities	—	—	551	197	551	197

Total securities available-for-sale	$560	$1	$1,371	$1,127	$1,931	$1,128

Securities Held-to-Maturity
U.S. Government obligations	$3,997	$10	$—	$—	$3,997	$10
Mortgage-backed and related securities	711	3	218	65	929	68
Municipal obligations	980	19	—	—	980	19

Total securities held-to-maturity	$5,688	$32	$218	$65	$5,906	$97

Management reviews the investment portfolio from time to time and evaluates securities for other-than-temporary impairment status. As part of this review, management discusses those securities that have depreciated in value to determine if the security is other-than-temporarily impaired. If the conclusion is that the security has

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2009 AND 2008

(Continued)

B.	Investment Securities - (continued):

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

At April 30, 2009, the Company had 21 securities with an amortized cost of $9,062,000 with $1,225,000 of unrealized losses on these securities. Of these securities, $6,281,000 with losses of $33,000, have been at a loss position for less than 12 months; and $2,781,000 of these securities, with losses of $1,192,000, have been at a loss position for longer than 12 months. The Company believes that these securities are only temporarily impaired and that the full principal and interest will be collected as anticipated.

Of the securities with unrealized losses longer than 12 months at April 30, 2009, $511,000 of the unrealized loss relates to debt securities, $419,000 relates to trust preferred securities, $197,000 relates to preferred stocks, and $65,000 of the unrealized loss relates to mortgage backed and related securities. The unrealized losses result from changes in bond and equity markets since the securities’ purchase dates. The Company has the ability to hold the debt securities until maturity and equity securities for the foreseeable future. No declines are deemed to be other than temporary. In analyzing the issuer’s financial condition, management considers industry analysts’ reports, financial performance, and projected target prices of investment analysts.

C.	Loans Receivable:

Loans receivable at April 30 are summarized as follows:

	April 30
	2009	2008
	(In Thousands)
Mortgage loans on real estate:
Residential	$54,706	$51,897
Commercial	43,404	37,319
Construction	6,589	8,239
Home equity loans	5,521	5,634
Home equity lines of credit	17,447	19,033

	127,667	122,122
Less:
Due borrowers on unadvanced loans	(1,392)	(1,639)
Net deferred loan origination (fees) costs	85	65

	126,360	120,548

Consumer loans:
Personal	1,052	1,272
Loans secured by savings accounts	703	855

	1,755	2,127

Commercial loans:
Secured and unsecured	1,013	1,259
Lines of credit	3,288	2,777

	4,301	4,036

	132,416	126,711
Less allowance for loan losses	(1,305)	(1,375)

	$131,111	$125,336

Home equity lines of credit, consumer lines of credit and commercial lines of credit are shown net of unadvanced funds amounting to $18,310,000, $390,000 and $2,969,000, respectively, at April 30, 2009.

Non-accrual loans includes loans which are contractually past due 90 days or more and loans less than 90 days past due on which the Bank has ceased accruing interest. Total interest due but not accrued on non-accrual loans totaled approximately $11,000 and $16,000 at April 30, 2009 and 2008, respectively.

At April 30, 2009, impaired loans included a commercial real estate mortgage loan.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2009 AND 2008

(Continued)

C.	Loans Receivable - (continued):

The following is a summary of information pertaining to impaired and non-accrual loans:

	April 30,
	2009	2008
	(In Thousands)
Total impaired loans	$595	$—

Valuation allowance related to impaired loans	$26	$—

Non-accrual loans	$345	$617

Loans past due 90 days or more and still accruing	$—	$—

Average investment in impaired loans	$149	$—

Interest income recognized on impaired loans	$22	$—

Activity in the allowance for loan losses is summarized as follows for the years ended April 30:

	2009	2008
	(In Thousands)
Balance at beginning of year	$1,375	$1,673
Provision for loan losses	—	—
Loans charged off	(78)	(305)
Recoveries	8	7

Balance at end of year	$1,305	$1,375

D.	Loan Servicing:

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balance of mortgage loans serviced for others was $79,012,000 and $65,375,000 at April 30, 2009 and 2008, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $334,000 and $279,000 at April 30, 2009 and 2008, respectively.

Mortgage servicing rights of approximately $260,000 and $138,000 were capitalized in 2009 and 2008, respectively. Amortization of mortgage servicing rights was approximately $178,000 and $125,000 for the years ended April 30, 2009 and 2008, respectively.

E.	Accrued Interest Receivable:

Accrued interest receivable at April 30 is summarized as follows:

	2009	2008
	(In Thousands)
Investment securities	$489	$593
Loans receivable	533	526
Other	—	10

	$1,022	$1,129

F.	Premises and Equipment:

A summary of the cost and accumulated depreciation of premises and equipment at April 30 is summarized as follows:

	2009	2008
	(In Thousands)
Land	$2,928	$2,928
Buildings and land improvements	10,902	9,005
Equipment	2,125	2,022

	15,955	13,955
Accumulated depreciation	(3,964)	(3,486)

	$11,991	$10,469

Included in buildings and land improvements are costs approximating $800,000 relating to office units the Company anticipates selling during the next fiscal year.

Depreciation expense for the years ended April 30, 2009 and 2008 amounted to $490,000 and $498,000, respectively.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2009 AND 2008

(Continued)

G.	Deposits:

Deposits at April 30 are summarized as follows:

	2009	2008
	(In Thousands)
NOW accounts	$29,869	$27,382
Demand deposit accounts	12,462	12,792
Official checks	2,124	2,718
Regular savings accounts	31,148	30,175
Money market deposit accounts	20,693	13,948

Total non-certificate accounts	96,296	87,015

Certificates:
Term and money market	100,294	101,582
IRA	17,367	15,579

Total certificate accounts	117,661	117,161

Total deposits	$213,957	$204,176

Term deposit certificates of $100,000 or more totaled approximately $44,715,000 and $41,914,000 at April 30, 2009 and 2008, respectively.

A summary of term certificate accounts by maturity, as of April 30, 2009, is as follows:

	Weighted Average Rate	Amount in Thousands
Within one year	3.06%	$107,466
Over one year to two years	3.56%	5,870
Over two years to three years	3.30%	2,935
Over three years to five years	3.33%	1,390

		$117,661

H.	Advances, Borrowings and Lines-of-Credit:

At April 30, 2009, the Company has outstanding advances from the Federal Home Loan Bank of Boston amounting to $13,500,000, which mature at various dates through June 2017 and bear interest at rates ranging from 2.50% to 5.17%. The advances may be prepaid at any time subject to a prepayment fee. Also included in advances and borrowings is a mortgage note payable with an outstanding balance of $388,000, payable in monthly installments of $4,287 including interest at 6.25% through June 2011, at which time the remaining principal is due. Land with a carrying value of approximately $1.0 million is pledged as collateral on this note. Principal maturities under these advances and the mortgage note payable are as follows:

Year Ending April 30	Amount in Thousands
2010	$6,022
2011	4,024
2012	2,842
2013	—
2014	—
Thereafter	1,000

$13,888

All borrowings from the Federal Home Loan Bank of Boston are secured by certain unencumbered mortgage loans. The Company also has a variable rate overnight line-of-credit of $2,714,000 with the Federal Home Loan Bank of Boston, which was unused at April 30, 2009. The Bank has also established a line of credit with the Federal Reserve Bank, collateralized by $2.5 million of securities issued by Government Sponsored Entities, and has an unsecured line of credit with The Co-operative Central Bank. All of these lines were unused at April 30, 2009.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2009 AND 2008

(Continued)

I.	Income Taxes:

Consolidated income taxes for the years ended April 30 are summarized as follows:

	2009	2008
	(In Thousands)
Current:
Federal	$653	$708
State	127	68

Total current	780	776

Deferred (Benefit):
Federal	(903)	(328)
State	(82)	(27)

Total deferred (benefit)	(985)	(355)

Total income tax (benefit) expense	$(205)	$421

The components of the net deferred tax assets (liabilities) at April 30 are summarized as follows:

	2009	2008
	(In Thousands)
Deferred tax assets for deductible temporary differences	$1,962	$895
Deferred tax liabilities for taxable temporary differences	(945)	(711)

Net deferred tax asset	$1,017	$184

The tax effects of significant temporary differences at April 30 are summarized as follows:

	2009	2008
	(In Thousands)
Deferred tax assets:
Allowance for loan losses in excess of tax reserves	$534	$445
Unrealized loss on available-for-sale securities	—	53
Deferred compensation	211	190
Tax versus book basis of organization costs	61	66
Capital loss carryover	59	59
Tax versus book basis of loans originated for sale	279	—
Tax versus book basis of real estate acquired by foreclosure	62	—
Fannie Mae and Freddie Mac ordinary loss	656	—
Reserve for credit losses	45	45
Other	55	37

	$1,962	$895

Deferred tax liabilities:
Tax versus book basis of premises and equipment	$330	$357
Tax versus book basis of loans originated for sale	—	2
Tax versus book basis of mortgage servicing rights	187	145
Loan origination fees deferred for tax purposes	159	167
Unrealized gain on available-for-sale securities	99	—
Other	170	40

	$945	$711

Total income tax expense differed from amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

	2009	2008
	(In Thousands)
Expected income tax (benefit) expense at federal tax rate	$(58)	$502
State income tax, net of federal income tax benefit	30	27
Dividends received deduction and other	(177)	(108)

Total income tax (benefit) expense	$(205)	$421

No interest or penalties were recognized in income tax expense for the years ended April 30, 2009 and 2008.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2009 AND 2008

(Continued)

J.	Other Noninterest Expense:

Other noninterest expense amounts are summarized as follows for the years ended April 30:

	2009	2008
	(In Thousands)
Data processing	$347	$305
Directors’ fees	247	236
Professional fees (legal, audit, consulting)	333	335
Printing, postage, and supplies	201	205
Other	902	904

	$2,030	$1,985

K.	Commitments and Contingencies:

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

Financial instruments whose contract amounts represent credit risk at April 30:

	Contractual Amounts
	2009	2008
	(In Thousands)
Commitments to originate loans	$5,922	$5,696
Unadvanced portions of home equity, consumer and commercial lines of credit	21,669	20,921
Unadvanced portions of construction loans	1,392	1,639
Standby letters of credit	223	213

	$29,206	$28,469

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

Lease commitments:

The Company leases its Rochester branch location, the site for its Bridgewater branch location, and two parcels of land for remote ATM locations under non-cancelable operating leases which expire at various times through November 2027. Minimum future lease payments under these leases are as follows:

Year Ending April 30	Amounts in Thousands
2010	$51
2011	48
2012	45
2013	33
2014	33
Thereafter	550

$760

Rental expense amounted to $72,000 for each of the years ended April 30, 2009 and 2008.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2009 AND 2008

(Continued)

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

Pension expense on the multi-employer plans, including contributory payments to the Company- sponsored 401(k) plan, amounted to $228,000 and $212,000 for the years ended April 30, 2009 and 2008, respectively.

In 1998, the Company adopted a deferred compensation arrangement with certain officers and directors whereby these individuals can elect to defer a portion of compensation and fees to be then paid in the future with interest defined in the Plan. Total expense under this Plan amounted to $69,000 and $68,000 for the years ended April 30, 2009 and 2008, respectively.

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

A summary of the activity under the Plans is as follows:

	Number of Shares	Average Exercise Price
Balance outstanding at April 30, 2007	87,705	$10.36
Options exercised ($8.83 - $10.55)	(8,343)	10.39

Balance outstanding at April 30, 2008	79,362	$10.36

Options exercised ($8.83)	(1,500)	8.83
Options forfeited ($14.00)	(1,000)	14.00

Balance outstanding at April 30, 2009	76,862	$10.34

There was no stock-based compensation expense for the years ended April 30, 2009 and 2008.

N.	Concentration of Credit Risk:

The Company maintains cash deposits at various financial institutions. Deposits at each bank are insured by the Federal Deposit Insurance Corporation up to $250,000 through December 31, 2013. At various times throughout the year, the Company’s balances may have exceeded the insured limit.

O.	Regulatory Matters:

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company and the consolidated financial statements. Under regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines involving quantitative measures of the Company’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2009 AND 2008

(Continued)

O.	Regulatory Matters - (continued):

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to total average assets (as defined). Management believes, as of April 30, 2009, that the Company meets all capital adequacy requirements to which it is subject.

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

The following table sets forth the Company’s various regulatory capital categories at April 30, 2009 and 2008 (amounts in thousands)

	Actual		For Capital Adequacy Purposes		To Be Well- Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
As of April 30, 2009
Total capital (to risk-weighted assets)
Mayflower Bancorp, Inc.	$20,101	14.4%	$11,162	8.0%	$13,953	≥	10.0%
Mayflower Co-operative Bank	20,057	14.4%	11,157	8.0%	13,946	≥	10.0%

Tier I capital (to risk-weighted assets)
Mayflower Bancorp, Inc.	18,686	13.4%	5,581	4.0%	8,372	≥	6.0%
Mayflower Co-operative Bank	18,642	13.4%	5,578	4.0%	8,368	≥	6.0%

Tier I capital (to total average assets)
Mayflower Bancorp, Inc.	18,686	7.6%	9,881	4.0%	12,351	≥	5.0%
Mayflower Co-operative Bank	18,642	7.5%	9,878	4.0%	12,348	≥	5.0%

As of April 30, 2008
Total capital (to risk-weighted assets)
Mayflower Bancorp, Inc.	$21,070	15.3%	$11,023	8.0%	$13,779	≥	10.0%
Mayflower Co-operative Bank	20,953	15.2%	11,018	8.0%	13,772	≥	10.0%

Tier I capital (to risk-weighted assets)
Mayflower Bancorp, Inc.	19,585	14.2%	5,512	4.0%	8,268	≥	6.0%
Mayflower Co-operative Bank	19,468	14.1%	5,509	4.0%	8,263	≥	6.0%

Tier I capital (to total average assets)
Mayflower Bancorp, Inc.	19,585	8.1%	9,666	4.0%	12,083	≥	5.0%
Mayflower Co-operative Bank	19,468	8.0%	9,706	4.0%	12,132	≥	5.0%

P.	Fair Values of Financial Instruments:

The estimated fair values of the Company’s financial instruments at April 30, 2009 and 2008 are as follows

	April 30, 2009		April 30, 2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)
Financial assets
Cash and due from banks	$4,192	$4,192	$4,940	$4,940
Federal funds sold and overnight investments	6,184	6,184	2,975	2,975
Investment securities	90,261	91,164	94,843	95,181
Loans, net	131,111	133,190	125,336	125,892
Accrued interest receivable	1,022	1,022	1,129	1,129
Deposits with The Co-operative Central Bank	449	449	449	449
Stock in Federal Home Loan Bank of
Boston	1,650	1,650	1,650	1,650
Financial liabilities:
Deposits	213,957	215,134	204,176	204,838
Advances and borrowings	13,888	14,679	18,659	19,189

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2009 AND 2008

(Continued)

Q.	Fair Value Measurements:

The balances of assets and liabilities measured at fair value as of April 30, 2009, were as follows:

(In Thousands)	Assets at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Financial instruments measured at fair value on a recurring basis:
Securities available-for-sale	$45,022	$—	$45,022	$—

Financial instruments measured at fair value on a nonrecurring basis:
Impaired loans	$595	$—	$595	$—

R.	Parent Company Financial Statements:

The following are the condensed financial statements for Mayflower Bancorp, Inc. (the “Parent Company”) only:

BALANCE SHEETS

	April 30
(In Thousands)	2009	2008
ASSETS
Cash	$1	$46
Investment in subsidiary	19,272	19,774
Refundable income taxes	4	4
Deferred income tax asset, net	61	65

Total Assets	$19,338	$19,889

LIABILITIES AND STOCKHOLDERS’ EQUITY

Accrued expenses and other liabilities	$—	$—

Total Liabilities	—	—

Commitments and contingencies

STOCKHOLDERS’ EQUITY
Preferred stock $1.00 par value; authorized 5,000,000 shares; issued - none
Common stock $1.00 par value; authorized 15,000,000 shares; issued 2,085,886 shares in 2009 and 2,092,028 shares in 2008	2,086	2,092
Additional paid-in capital	4,311	4,312
Retained earnings	12,747	13,589
Accumulated other comprehensive income (loss)	194	(104)

Total Stockholders’ Equity	19,338	19,889

Total Liabilities and Stockholders’ Equity	$19,338	$19,889

STATEMENTS OF INCOME

	Year Ended April 30
(In Thousands)	2009	2008
Dividends received from subsidiary	$836	$839
Non-interest (income) expense	(2)	1

Income before income taxes	838	838
Income tax expense	3	5

Income before equity in undistributed earnings of subsidiary	835	833
Equity in undistributed (loss) earnings of subsidiary	(800)	223

Net income	$35	$1,056

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2009 AND 2008

(Continued)

R.	Parent Company Financial Statements: - (continued):

STATEMENTS OF CASH FLOWS

	Year Ended April 30
(In Thousands)	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$35	$1,056
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed loss (earnings) of subsidiary	800	(223)
Decrease (increase) in other assets	—	(4)
Deferred tax expense	4	5

Net cash provided by operating activities	839	834

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Company stock	13	86
Repurchase of Company stock	(62)	(146)
Dividends paid	(835)	(838)

Net cash used by financing activities	(884)	(898)

Net decrease in cash	(45)	(64)

Cash, beginning of year	46	110

Cash, end of year	$1	$46

S.	Quarterly Data (Unaudited):

Consolidated operating results on a quarterly basis for the years ended April 30, 2009 and 2008 are summarized as follows (in thousands, except per share data):

	2009				2008
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$2,964	$3,101	$3,157	$3,184	$3,203	$3,375	$3,425	$3,456
Interest expense	1,152	1,230	1,295	1,391	1,544	1,702	1,734	1,691

Net interest income	1,812	1,871	1,862	1,793	1,659	1,673	1,691	1,765
Provision for loan losses	—	—	—	—	—	—	—	—

Net interest income after provision for loan losses	1,812	1,871	1,862	1,793	1,659	1,673	1,691	1,765

Noninterest income:
Gain on sales of mortgages	263	217	45	19	90	96	56	9
Gain (loss) on sales and writedowns of investments	1	—	(1,930)	(14)	77	28	3	—
Other	236	267	308	265	240	274	267	291

Total noninterest income	500	484	(1,577)	270	407	398	326	300

Noninterest expense	(1,858)	(1,766)	(1,846)	(1,715)	(1,710)	(1,657)	(1,657)	(1,718)

Income (loss) before income taxes	454	589	(1,561)	348	356	414	360	347
Provision (benefit) for income taxes	149	202	(654)	98	87	125	104	105

Net income (loss)	$305	$387	$(907)	$250	$269	$289	$256	$242

Basic earnings (loss) per share	$0.15	$0.19	$(0.44)	$0.12	$0.12	$0.14	$0.12	$0.12

Diluted earnings (loss) per share	$0.15	$0.19	$(0.44)	$0.12	$0.12	$0.14	$0.12	$0.11

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements:

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

Any significant changes in these assumptions and/or conditions could result in higher than estimated losses that could adversely affect the Company’s earnings. In addition, regulatory agencies, as part of their examination process, periodically review the Company’s allowance for loan losses and may require the Company to recognize additional allowances based on judgments different than those of management, which could also adversely affect the Company’s earnings. Refer to the discussion of Allowance for Loan Losses in the Business Section of the Company’s Form 10-K for the year ended April 30, 2009 and Note A to Consolidated Financial Statements for a further description of the allowance for loan losses.

Other-than-temporarily impaired investment securities:

Management judgment is involved in the evaluation of declines in value of individual investment securities held by the Company. Declines in value that are deemed other-than-temporary are recognized in the income statement through a write-down in the recorded value of the affected security. Management considers many factors in their analysis of other-than-temporarily impaired securities including industry analyst reports, sector credit ratings, volatility in market price and other relevant information such as financial condition, earnings capacity and near term prospects of the company and the length of time and extent to which the market value has been less than cost.

Whenever a debt or equity security is deemed to be other-than-temporarily impaired, as determined by management’s analysis, it is written-down to its current fair market value. Any unfavorable change in general market conditions or the condition of a specific issuer could cause an increase in the Company’s impairment write-downs on investment securities, which would have an adverse effect on the Company’s earnings.

Financial Condition:

At April 30, 2009, the Company’s total assets were $249.5 million as compared to $243.8 million at April 30, 2008, an increase of $5.7 million or 2.4%. During the year ended April 30, 2009, net loans receivable increased by $5.8 million and cash and cash equivalents increased by $2.5 million. These were offset by a decrease in total investment securities of $4.6 million. Additionally, premises and equipment increased by $1.5 million, as a result of the construction of the Bank’s eighth retail facility in Plymouth, Massachusetts.

During the fiscal year ended April 30, 2009, the Company was able to increase origination of residential mortgage loans, primarily as a result of declining interest rates. Residential mortgages originated during the year ended April 30, 2009 totaled $34.1 million, compared to $18.3 million originated for the same period one year ago. During fiscal year 2009, the Company sold $26.0 million of fixed-rate residential loans in the secondary mortgage market, generating gains of $544,000. This compares to sales of $13.8 million for the prior year, with realized gains of $251,000. This activity, combined with other mortgage payoffs and regularly scheduled amortization, resulted in a $2.8 million increase in residential loan balances as compared to April 30, 2008.

Additionally, since April 30, 2008, commercial loan and commercial mortgage balances have increased by $6.4 million or 15.4% due to increased opportunities in the Company’s primary market area. During the same period, net construction loan balances outstanding decreased by $1.4 million or 21.3% as the Company continued to de-emphasize the origination of new construction loans, and as loans secured by sold properties have been repaid. Finally, home equity loans and lines of credit decreased by $1.7 million or 6.9%, and consumer loan balances decreased by $372,000 or 17.5%. In aggregate, net loans outstanding increased by $5.8 million from $125.3 million at April 30, 2008 to $131.1 million at April 30, 2009.

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

Non-performing assets are comprised of non-accrual loans, non-accrual investments and real estate acquired by foreclosure. Non-performing loans consist of loans that are more than 90 days past due and loans less than 90 days past due on which the Company has ceased accruing interest. As of April 30, 2009, non-performing assets totaled $935,000, comprised of non-performing loans of $345,000 and real estate acquired by foreclosure of $590,000. This compares to non-performing assets of $1.2 million at April 30, 2008, comprised of non-performing loans of $617,000 and real estate acquired by foreclosure of $605,000.

At April 30, 2009, the Company’s reserve for estimated loan losses was $1.3 million, which represented 1.00% of net loans receivable at that date. This compares to $1.4 million at April 30, 2008, which represented 1.10% of net loans receivable. During the year, the Company charged off $75,000 in commercial loans and $3,000 in consumer loans and recovered $6,000 in commercial loans and $2,000 in consumer loans. The Company’s loan portfolio continues to rely heavily on the strength of the local real estate market and a significant deterioration in that market or other negative economic conditions could have a negative impact on the Company’s results. As management continues to closely monitor the Company’s loan portfolio, higher provisions for loan losses and foreclosed property expense may be required should economic conditions worsen or the levels of non-performing assets increase.

The Company also maintains an allowance for loan losses on off-balance sheet credit exposures (reflected separately on the balance sheet). This allowance totaled $110,000 at April 30, 2009 and 2008. This allowance is intended to protect the Company against losses on undrawn or unfunded loan commitments made to customers.

Total deposits, after interest credited, increased by $9.8 million from $204.2 million at April 30, 2008 to $214.0 million at April 30, 2009. During the year, the Company experienced an increase of $6.7 million in money market account balances, an increase of $2.5 million in checking and savings account balances, and an increase of $500,000 in certificate of deposit balances. Additionally, borrowed funds outstanding were reduced by $4.8 million.

Total stockholders’ equity decreased by $551,000 when compared to April 30, 2008. This decrease was partially due to the payment of dividends to shareholders totaling $0.40 per share or $835,000. Offsetting this decrease was net income for the year of $35,000 and an increase in the net unrealized gain/loss on securities available for sale, from a net unrealized loss of $104,000 at April 30, 2008 to a net unrealized gain of $194,000 at April 30, 2009. This unrealized gain or loss relates to fluctuations in investment market values occurring since April 30, 2008. Finally, stockholders’ equity increased by $13,000 due to the exercise of employee stock options and decreased by $62,000 due to the repurchase of Company shares. The stockholders’ equity to assets ratio was 7.75% at April 30, 2009 as compared to 8.16% at April 30, 2008.

RESULTS OF OPERATIONS

Mayflower Bancorp, Inc.

Comparison of the years ended April 30, 2009 and April 30, 2008

General:

Net income for the year ended April 30, 2009 was $35,000 compared with net income of $1,056,000 for the year ended April 30, 2008, a decrease of $1.0 million. The reduction in net income was partially a result of a decrease of $1.8 million in total non-interest income. This was primarily due to a gross other-than-temporary impairment charge of $1.9 million relating to the Company’s investment in preferred stock and auction rate preferred stock issued by the Federal Home Loan Mortgage Corporation (“Freddie Mac”) and the Federal National Mortgage Associate (“Fannie Mae”). The net after tax impact to earnings as a result of this charge was $1.2 million. Additionally, net interest income increased by $550,000 due to increasing spreads and margins and total non-interest expenses increased by $443,000.

The Company’s results largely depend upon its net interest margin, which is the difference between the income earned on loans and investments, and the interest paid on deposits and borrowings as a percentage of average interest-earning assets. During the year ended April 30, 2009, the Company’s net interest margin increased from 2.99% to 3.25%, primarily a result of the repricing of certificate of deposit accounts into lower yielding instruments in a decreasing interest rate environment.

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

	2008 vs. 2009
	Changes Due to Increase (Decrease)
(In Thousands)	Total	Volume	Rate	Rate/ Volume
Interest income:
Loans	$(1,015)	$(425)	$(619)	$29
Investments	107	145	(37)	(1)
Short-term investments	(145)	70	(156)	(59)

Total	(1,053)	(210)	(812)	(31)

Interest expense:
Deposits	(1,371)	116	(1,458)	(29)
Borrowings	(232)	(139)	(110)	17

Total	(1,603)	(23)	(1,568)	(12)

Increase (decrease) in net interest and dividend income	$550	$(187)	$756	$(19)

Interest and dividend income:

Total interest and dividend income decreased by $1.1 million or 7.8% to $12.4 million for the year ended April 30, 2009. Interest income from loans decreased by $1.0 million. This decrease was due to a decrease of $6.3 million in the average balance of loans outstanding, coupled with a decrease in the average rate earned on loans from 6.75% in 2008 to 6.29% in 2009. Interest and dividend income on investment securities increased by $107,000 as a result of an increase of $3.0 million in the average balance of investments, offset by a slight decrease in the average yield earned, from 4.76% in 2008 to 4.72% in 2009. Interest on short-term investments decreased by $145,000 as a result of a decrease in the average yield earned, from 3.93% in 2008 to 0.62% in 2009, offset by an increase of $1.8 million in the average balance of short-term investments.

Interest expense:

Total interest expense decreased by $1.6 million or 24.0% to $5.1 million for the year ended April 30, 2009. Interest expense on deposits decreased by $1.4 million or 23.8% as a result of a decrease in the average rate paid, from 2.86% in 2008 to 2.14% in 2009, offset by an increase of $4.1 million in the average balance of deposits. Interest expense on borrowed funds decreased by $232,000 or 25.4% for the year ended April 30, 2009. This decrease was due to a decrease of $3.0 million in the average balance of borrowed funds, coupled with a decrease in the average rate paid on advances, from 4.57% in 2008 to 4.02% in 2009.

Provision for loan losses:

There was no provision made for loan losses for either the year ended April 30, 2009 or 2008. The Company provides for loan losses in order to maintain the allowance for loan losses at a level that is adequate to absorb potential losses based on known and inherent risks in the portfolio. In determining the appropriate level of the allowance for loan losses, the Company considers past and anticipated loss experience, evaluations of underlying collateral, prevailing economic conditions, the nature and volume of the loan portfolio, and the levels of non-performing and other classified loans. The loan loss reserve is evaluated on a regular basis and was considered to be adequate during both periods. However, future additions to the allowance may be necessary based on additional increases in non-performing loans, changes in economic conditions, or for other reasons.

Non-interest income:

Non-interest income decreased by $1.8 million for the year ended April 30, 2009, primarily due to a decrease in losses/gains on sales and writedowns of investment securities, from a gain of $108,000 for the year ended April 30, 2008 to a loss of $1.9 million for the year ended April 30, 2009. The loss for fiscal year 2009 was due primarily to a gross other-than-temporary impairment charge of $1.9 million recorded during the second quarter of fiscal year 2009. This charge was related to the Company’s investment in preferred stock and auction rate preferred stock issued by the Federal Home Loan Mortgage Corporation (“Freddie Mac”) and the Federal National Mortgage Associate (“Fannie Mae”) and was taken following the September 7, 2008 announcement that the Federal Housing Finance Agency had placed Freddie Mac and Fannie Mae under conservatorship and that dividend payments on the subject securities were being suspended. The net after tax impact to earnings as a result of this charge was $1.2 million.

Additionally, non-interest income was impacted by an increase of $293,000 in gains on sales of loans, a result of an increase in fixed-rate residential mortgage originations which the Company was able to profitably sell, and by an increase in loan origination and other loan fees of $23,000. These were offset by a decrease of $15,000 in customer service fees and a decrease of $4,000 in other income.

Non-interest expense:

Non-interest expense increased by $443,000 or 6.6% for the year ended April 30, 2009. This increase was due primarily to an increase of $225,000 in FDIC assessment expense due to the scheduled resumption and subsequent increase of FDIC deposit insurance premiums and to an increase of $140,000 in losses and expenses of foreclosed real estate. Additionally, compensation and fringe benefit increased by $21,000 or 0.6%, occupancy and equipment increased by $12,000 or 1.1% and other expenses increased by $45,000 or 2.3% due to increased data processing costs.

Provision for income taxes:

The provision for income taxes decreased by $626,000 for the year ended April 30, 2009 when compared to the year ended April 30, 2008 due in part to the loss before income taxes recorded for the year ended April 30, 2009. The tax benefit recorded in fiscal year 2009 included a federal tax benefit of approximately $656,000 related to the Fannie Mae and Freddie Mac other-than-temporary impairment charge recorded during the year.

Effective income tax rates were 120.6% and 28.5%, respectively, in the 2009 and 2008 periods. The higher effective tax rate in fiscal year 2009 is due to the non-deductibility for state tax purposes of the Fannie Mae and Freddie Mac preferred stock other-than-temporary impairment charge. The lower effective tax rate in comparison to statutory rates for fiscal year 2008 is reflective of income earned by a non-bank investment subsidiary, which is taxed, for state tax purposes, at a lower rate; and dividends received deductions on dividend income generated by the Company’s marketable equity portfolio.

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

The following table presents the Company’s income, yield and cost of funds by their primary components for the years ended April 30. Non-accrual loan and investment balances included in the calculation of the average interest-earning assets reduce the calculated yield.

(In Thousands)	2009			2008
	Average Balance	Interest	Rate (Annualized)	Average Balance	Interest	Rate (Annualized)

Interest-earning assets:
Loans	$128,870	$8,112	6.29%	$135,159	$9,127	6.75%
Investment securities	90,114	4,254	4.72%	87,076	4,147	4.76%
Short-term investments and interest-bearing deposits in banks	6,491	40	0.62%	4,703	185	3.93%

All interest-earning assets	$225,475	12,406	5.50%	$226,938	13,459	5.93%

Interest-bearing liabilities:
Deposits	$205,348	4,388	2.14%	$201,278	5,759	2.86%
Borrowed funds	16,904	680	4.02%	19,951	912	4.57%

All interest-bearing liabilities	$222,252	5,068	2.28%	$221,229	6,671	3.02%

Net interest income		$7,338			$6,788

Interest rate spread			3.22%			2.91%

Net interest margin			3.25%			2.99%

Liquidity and Capital Resources:

The Company’s primary sources of liquidity are deposits, loan payments and payoffs, investment income, maturities and principal repayments of investments, and advances from the Federal Home Loan Bank of Boston. As a member of The Co-operative Central Bank’s Reserve Fund, the Company also has a right to borrow from the Reserve Fund for short-term cash needs, although it has not recently exercised this right. The Bank has also established a line of credit with The Federal Reserve Bank, collateralized by certain Government Sponsored Entities. The Company’s liquidity management program is designed to insure that sufficient funds are available to meet its daily cash requirements.

The Company believes its capital resources, including deposits, scheduled loan repayments, revenue generated from the sales of loans and investment securities, unused borrowing capacity at the Federal Home Loan Bank of Boston, and revenue from other sources will be adequate to meet its funding commitments. At April 30, 2009 and April 30, 2008, the Company’s capital ratios were in excess of regulatory requirements.

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

Off-Balance Sheet Arrangements:

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Stock Market Data

Mayflower Bancorp Inc.’s common stock prices are quoted on the National Association of Securities Dealers Automated Quotation (NASDAQ) system under the symbol MFLR.

High and low sales prices and dividends declared during the years ended April 30, 2009 and 2008 are as follows:

Quarterly Sales Prices	High	Low	Dividends Declared
2008
1st Quarter ended July 31, 2007	$12.45	$10.10	$0.10
2nd Quarter ended October 31, 2007	$13.51	$11.00	$0.10
3rd Quarter ended January 31, 2008	$13.10	$10.15	$0.10
4th Quarter ended April 30, 2008	$12.34	$10.95	$0.10

2009
1st Quarter ended July 31, 2008	$11.99	$9.44	$0.10
2nd Quarter ended October 31, 2008	$10.10	$5.44	$0.10
3rd Quarter ended January 31, 2009	$6.50	$4.53	$0.10
4th Quarter ended April 30, 2009	$7.00	$4.94	$0.10

The Company may not declare or pay dividends on its capital stock if the effect would cause its capital to be reduced below regulatory requirements or otherwise violate applicable regulatory requirements. As of July 14, 2009, the Company had approximately 271 stockholders of record of 2,085,192 outstanding shares of common stock. This does not reflect the number of persons or entities who hold their common stock in nominee or “street” name through various brokerage firms.

CORPORATE INFORMATION

Mayflower Bancorp, Inc. and Subsidiary

DIRECTORS	OFFICERS	INDEPENDENT AUDITOR

E. Bradford Buttner

Senior Vice President - Investments

Janney Montgomery Scott LLC

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

Patrick J. Gaughan

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

TRANSFER AGENT

American Stock Transfer and

Trust Company

Shareholder Services Division

59 Maiden Lane

New York, NY 10038

FOR STOCKHOLDER INFORMATION CONTACT

Jean Michael

Mayflower Bancorp, Inc.

P.O. Box 311

Middleboro, MA 02346

(508) 947-4343

ANNUAL MEETING

An Annual Meeting of Stockholders will be held at 10:00 a.m. on Tuesday, August 25, 2009 at the Fireside Grille Restaurant, Route 18, Middleboro, Massachusetts.

FORM 10-K ANNUAL REPORT

A copy of the Bank’s Annual Report on Form 10-K as filed with the SEC is available to the Bank’s stockholders upon written request to: Stockholder Relations, Mayflower Bancorp, Inc., P.O. Box 311, Middleboro, MA 02346.

MEMBER FDIC

MEMBER SIF

ALL DEPOSITS INSURED IN FULL

# Mayflower Bancorp, Inc.

**MAIN OFFICE:**

30 South Main Street, P.O. Box 311, Middleboro, MA 02346
(508) 947-4343

**BRIDGEWATER OFFICE:**

5 Scotland Boulevard, Bridgewater, MA 02324
(508) 697-9602

**LAKEVILLE OFFICE:**

166 County Street, Lakeville, MA 02347
(508) 923-3415

**PLYMOUTH OFFICES:**

94 Court Street, Plymouth, MA 02360
(508) 746-8515

57 Obery Street, Plymouth, MA 02360
(508) 746-8736

**ROCHESTER OFFICE:**

565 Rounseville Road, Rochester, MA 02770
(508) 763-9500

**WAREHAM OFFICE:**

396 Onset Avenue, Wareham, MA 02538
(508) 295-2110

**WEST WAREHAM OFFICE:**

2420 Cranberry Highway, Wareham, MA 02571
(508) 295-5271

**TELEPHONE BANKING:**

(800) 946-1160

**WEB SITE:**

www.mayflowerbank.com