Form 10-K, Exhibit 13
period 2010-04-30
Mayflower Bancorp Inc
filed 2010-07-23
CIK 1381639

Exhibit 13

COMPANY PROFILE

Mayflower Bancorp, Inc. and Subsidiary

Mayflower Bancorp, Inc. is a Massachusetts chartered holding company whose principal subsidiary is Mayflower Co-operative Bank.

Founded in 1889 as Mayflower Co-operative Bank to foster the goal of affordable home ownership, the Company today is a stock-owned institution with assets in excess of $255 million. As a State chartered entity serving Southeastern Massachusetts from its main office in Middleboro and seven full service branch offices in Plymouth, Rochester, Wareham, Bridgewater and Lakeville, Massachusetts, its deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to applicable limits, with excess amounts insured by the Share Insurance Fund (SIF) of The Co-operative Central Bank of Massachusetts.

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

FINANCIAL HIGHLIGHTS

Mayflower Bancorp, Inc. and Subsidiary

	April 30
(Dollars in Thousands, Except Per Share Data)	2010	2009	2008
Balance Sheet
Total assets	$255,530	$249,545	$243,751
Loans, net	120,545	131,111	125,336
Investment securities	94,369	90,261	94,843
Deposits	225,317	213,957	204,176
Advances and borrowings	7,500	13,888	18,659
Stockholders’ equity	20,480	19,338	19,889

Operations
Net interest income	7,940	7,338	6,788
Provision for loan losses	215	—	—
Net income	1,163	35	1,056

Basic earnings per share	$0.56	$0.02	$0.50
Diluted earnings per share	$0.56	$0.02	$0.49

Other Data
Return on average stockholders’ equity	5.83%	0.19%	5.39%
Return on average assets	0.47%	0.02%	0.44%
Dividend payout ratio	50.21%	2385.71%	79.36%
Non-performing assets as a percentage of total assets	0.91%	0.37%	0.50%

[LETTERHEAD OF MAYFLOWER BANCORP, INC.]

On behalf of the Officers and Directors of Mayflower Bancorp, Inc. and all of those affiliated with its subsidiary, Mayflower Bank, it is again my privilege to present to you our Annual Report for Fiscal Year 2010. As before, the presentations and discussions included in it document our performance for that period and should prompt your inquiry in regard to what we do and the manner in which we do it. As always, we welcome your comments, questions, and insights toward that end.

The challenges confronting “banks” in general and Mayflower specifically during the period covered by this report continued to be daunting. Even in our market, considered to be good by comparison to almost any in the nation, the drag on the local economy as a function of high unemployment, record levels of foreclosures, eroding property values and an extreme lack of consumer confidence served to reduce opportunities of all descriptions. Many struggled to just hang on. Many others deemed it appropriate to remain on the sidelines, happy to wait for things to improve.

Mayflower’s performance was not immune to these pressures. Our level of non-performing assets remained higher than we prefer. We incurred loan losses and the need to augment our reserves for them. We had customers who struggled and we struggled with them, particularly in those instances when we were compelled to explain to them that their homes were no longer worth what they had paid for them.

Still, our performance bounced back from previous levels, and when compared to many, if not most of our peers, our problems paled in comparison. Many friends in the industry, with but a slight smile, offered to trade problems with us, even up.

Fueled by an improving interest rate spread, strong liquidity, a solid customer base, and the efficacy of decisions made and policies implemented in prior periods, we recorded improvements in results which serve as material encouragement as to our prospects for future periods. Of significance, we note that we never stopped lending, never ceased our efforts to identify and attract new customers to our institution, never sacrificed long-term results for the benefit of short-term expediency, and were never in the position of choosing, or being forced to choose, to compromise sound banking principles.

Indeed, the year just completed was not without significant opportunity. As a function of the ruined reputations, staggering losses and panicked focus of besieged national competitors and other crippled institutions in and around our market, our efforts to rebalance our deposit portfolio, reduce our wholesale leverage, attract new customers, and capitalize on opportunities available met with tremendous success. That success is documented in this report and will be evident upon your review of it.

Our upcoming shareholders meeting will provide ample opportunity to discuss all of these matters, and facilitate a consideration of our current circumstance and future prospects. At the same time, that meeting will present a watershed moment for the Company as long-time Director, former Bank President, and continuing friend, William C. MacLeod, will step down from our Board after almost 50 years of varied and honorable service to the Bank.

Those of us who worked and served with Mr. MacLeod during that period benefited in myriad ways from our association with him, not least in learning and understanding that when it comes to Mayflower, “good enough” is never good enough. We thank him and wish him well.

Toward that end, know as before that we look forward to and anticipate further improvements in our performance and circumstance, that we all remain committed to the crusade that is community banking today, and continue to believe that Mayflower’s best days remain before it.

Toward those ends, we are, as always, abidingly appreciative of your confidence and support and will continue to strive, every day, to be worthy of it.

Sincerely yours,

/s/ Edward M. Pratt

Edward M. Pratt

President and Chief Executive Officer

SELECTED FINANCIAL DATA

Mayflower Bancorp, Inc. and Subsidiary

	At April 30
(Dollars in Thousands, Except Per Share Data)	2010	2009	2008	2007	2006
Balance Sheet and Other Data:
Total assets	$255,530	$249,545	$243,751	$242,307	$245,603
Federal funds sold and interest-bearing deposits in banks	15,914	6,184	2,975	3,919	453
Investment securities, including mortgage-backed securities	94,369	90,261	94,843	80,887	88,331
Loans, net	120,545	131,111	125,336	137,003	139,230
Stock in the FHLB of Boston	1,650	1,650	1,650	1,650	1,647
Deposits	225,317	213,957	204,176	200,859	200,534
Advances and borrowings	7,500	13,888	18,659	20,558	25,197
Stockholders’ equity	20,480	19,338	19,889	19,617	18,592
Book value per share	9.85	9.27	9.51	9.36	8.96

	Years Ended April 30
(Dollars in Thousands, Except Per Share Data)	2010	2009	2008	2007	2006
Operating Data:
Interest income	$11,279	$12,406	$13,459	$13,439	$12,461
Interest expense	3,339	5,068	6,671	6,326	4,641

Net interest income	7,940	7,338	6,788	7,113	7,820
Provision for loan losses	215	—	—	120	90

Net interest income after provision for loan losses	7,725	7,338	6,788	6,993	7,730

Noninterest income:
Loan origination and other loan fees	123	136	113	174	137
Customer service fees	719	695	710	700	643
Gain (loss) on sales and writedowns of investment securities and loans,net	691	(1,399)	359	196	(82)
Other	264	245	249	191	149

Total noninterest income	1,797	(323)	1,431	1,261	847

Noninterest expense	7,802	7,185	6,742	6,675	6,276

Income (loss) before income taxes	1,720	(170)	1,477	1,579	2,301
Provision (benefit) for income taxes	557	(205)	421	532	862

Net income	$1,163	$35	$1,056	$1,047	$1,439

Per Share Data:
Basic earnings per share	$0.56	$0.02	$0.50	$0.50	$0.70
Diluted earnings per share	$0.56	$0.02	$0.49	$0.49	$0.68
Weighted average basic shares outstanding	2,083	2,090	2,096	2,090	2,072
Weighted average diluted shares outstanding	2,088	2,176	2,139	2,135	2,121
Dividends paid per share	$0.28	$0.40	$0.40	$0.40	$0.40

Selected Ratios:
Return on average assets	0.47%	0.02%	0.44%	0.43%	0.60%
Return on average stockholders’ equity	5.83%	0.19%	5.39%	5.50%	7.75%
Stockholders’ equity to assets (1)	8.01%	7.75%	8.16%	8.10%	7.57%
Interest rate spread	3.53%	3.22%	2.91%	2.99%	3.34%
Dividend payout ratio	50.21%	2385.71%	79.36%	79.96%	57.61%

(1)	This ratio is based on year-end balances.

BUSINESS OF THE COMPANY

General:

Mayflower Bancorp, Inc. (the “Company”) is a Massachusetts chartered holding company whose principal subsidiary is Mayflower Co-operative Bank (the “Bank”).

The primary business of the Bank is to acquire funds in the form of deposits from the general public and to make loans for the construction, purchase and refinancing of residential and commercial real estate and, to a lesser extent, to make commercial business and consumer loans in its primary market area. The Bank considers its primary market area to be Southeastern Massachusetts, to include a primary focus on Plymouth County. The Bank’s operations are conducted through eight full service offices in Middleboro, Plymouth, Wareham, Rochester, Bridgewater, and Lakeville.

The Bank offers a variety of deposit accounts to both individuals and commercial customers. Deposits are insured in full through the combination of the Federal Deposit Insurance Corporation (FDIC) and the Share Insurance Fund (SIF) of The Co-operative Central Bank. Generally, through December 31, 2013, separately insured deposit accounts are insured up to $250,000 by the FDIC, and deposit balances in excess of this amount are insured by the SIF. SIF insurance provides an advantage for the Company as some competitors cannot offer this coverage. Additionally, Mayflower Bank has elected to participate in the FDIC’s Transaction Account Guarantee Program. Under that program, through December 31, 2010, all non-interest bearing transaction accounts are fully guaranteed by the FDIC for the entire amount in the account. Coverage under the Transaction Account Guarantee Program is in addition to and separate from the coverage available under the FDIC’s general deposit insurance rules. The Bank also offers its retail banking customers numerous additional banking advantages with various products and services such as on-line banking, debit cards, checking account overdraft protection, telephone banking and home equity loans.

The Bank’s primary sources of liquidity are deposits, loan payments and payoffs, investment income, maturities and principal repayments of investments, and advances from the Federal Home Loan Bank of Boston. The Bank has also established a line of credit with The Federal Reserve Bank, collateralized by certain investments in Government Sponsored Entities. Additionally, as a member of The Co-operative Central Bank’s Reserve Fund, the Bank has the right to borrow from that fund for short-term cash needs. The Bank’s liquidity management program is designed to insure that sufficient funds are available to meet its daily cash requirements.

The Bank believes its capital resources, including deposits, scheduled loan repayments, revenue generated from the sales of loans and investment securities, unused borrowing capacity at the Federal Home Loan Bank of Boston, the Federal Reserve Bank and The Co-operative Central Bank as well as revenue from other sources are adequate to meet its funding commitments. At April 30, 2010 and 2009, the Bank’s capital ratios exceeded the regulatory levels required to be considered be well-capitalized.

Lending Activities:

Net of its reserve for loan loss, the Bank’s loan portfolio totaled $120.5 million as of April 30, 2010, which represented 47.2% of total assets. The Bank offers conventional mortgage loans, construction loans, home equity loans and lines of credit secured by residential properties, as well as commercial real estate mortgages and commercial business loans. The Bank also makes consumer loans on a secured and unsecured basis.

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

Investment Activities:

The Bank believes it is proper to maintain an investment portfolio that provides a source of income as well as a source of liquidity to meet loan demand and to fund fluctuations in its deposit base. The relative mix of investment securities and loans in the Bank’s portfolio is dependent upon loan demand as well as the relative attractiveness of yields available on loans as compared to yields on short-term investment securities. At April 30, 2010, the Bank’s portfolio of short-term investments and investment securities totaled $110.3 million which represented 43.2% of total assets. This portfolio included U.S. Government obligations, mortgage-backed and related securities, corporate notes, municipal obligations, federal funds sold and interest-bearing deposits in banks, and other types of marketable equity securities.

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

The Bank has further enhanced its delivery systems by offering on-line banking, telephone banking and by providing automated teller machines (“ATM”) and debit cards that can be used at any CIRRUS or NYCE ATM location nationwide. The Bank has no brokered accounts and does not currently intend to solicit or to accept such deposits. The Bank does not actively solicit certificate of deposit accounts over $100,000 but does accept them from in-market customers.

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

Allowance for loan losses:

The provision for loan losses represents a charge or credit against current earnings and an addition or deduction from the allowance for loan losses. In determining the amount to provide for loan losses, the key factor is the adequacy of the allowance for loan losses. Management uses a methodology to systematically measure the amount of estimated loan loss exposure inherent in the loan portfolio for purposes of establishing an adequate allowance for loan losses. The methodology includes three elements: (1) an analysis of individual loans currently delinquent or deemed to be impaired, (2) general loss allocations for various types of loans based on historic loss experience factors, and (3) an unallocated allowance. The general and unallocated allowances are maintained based on management’s assessment of many factors including the risk characteristics of the loan portfolio, concentrations of credit, current and anticipated economic conditions that may effect borrowers’ ability to pay, and trends in loan delinquencies and charge-offs.

Any significant changes in these assumptions and/or conditions could result in higher than estimated losses that could adversely affect the Company’s earnings. In addition, regulatory agencies, as part of their examination process, periodically review the Company’s allowance for loan losses and may require the Company to recognize additional allowances based on judgments different than those of management, which could also adversely affect the Company’s earnings. Refer to the discussion of Allowance for Loan Losses in the Business Section of the Company’s Form 10-K for the year ended April 30, 2010 and Note A to Consolidated Financial Statements for a further description of the allowance for loan losses.

Other-than-temporarily impaired investment securities:

Management judgment is involved in the evaluation of declines in value of individual investment securities held by the Company. Declines in value that are deemed other-than-temporary are recognized in the income statement through a write-down in the recorded value of the affected security. Management considers many factors in its analysis of other-than-temporarily impaired securities including industry analyst reports, performance according to terms, sector credit ratings, volatility in market price and other relevant information such as financial condition, earnings capacity and near term prospects of the company and the length of time and extent to which the market value has been less than cost.

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

Financial Condition:

At April 30, 2010, the Company’s total assets were $255.5 million as compared to $249.5 million at April 30, 2009, an increase of $6.0 million or 2.4%. During the year ended April 30, 2010, cash and cash equivalents increased by $10.1 million and total investments increased by $4.1 million. These were offset by a decrease in net loans receivable of $10.6 million. Additionally, real estate acquired by foreclosure increased by $1.2 million and other assets increased by $1.6 million, partially a result of a prepaid FDIC assessment paid during the year.

During the fiscal year ended April 30, 2010, the Company originated residential mortgages totaling $23.0 million, compared to $34.1 million originated for the same period one year ago. During fiscal year 2010, the Company sold $21.9 million of fixed-rate residential loans in the secondary mortgage market, generating gains of $423,000. This compares to sales of $26.0 million for the prior year, with realized gains of $544,000. This activity, combined with other mortgage payoffs and regularly scheduled amortization, resulted in a $7.9 million decrease, or 14.4%, in residential loan balances as compared to April 30, 2009.

Additionally, since April 30, 2009, commercial mortgage balances have decreased by $2.3 million, home equity loans and lines of credit have decreased by $1.1 million, and net construction loans outstanding decreased by $966,000 as the Company continues to de-emphasize the origination of new construction loans. These decreases were offset by an increase of $1.6 million in commercial loans outstanding. In aggregate, net loans outstanding decreased by $10.6 million from $131.1 million at April 30, 2009 to $120.5 million at April 30, 2010.

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

Non-performing assets are comprised of non-accrual loans, non-accrual investments and real estate acquired by foreclosure. Non-performing loans consist of loans that are more than 90 days past due and loans less than 90 days past due on which the Company has ceased accruing interest. As of April 30, 2010, non-performing assets totaled $2.3 million, compared to $935,000 at April 30, 2009. The increase in non-performing assets is comprised of an increase of $1.2 million in real estate acquired by foreclosure and an increase of $169,000 in non-performing loans. During the year, the Company was able to resolve certain previously classified non-performing loans and charged off others. At April 30, 2010, non-performing assets represented 0.91% of total assets compared to 0.37% of total assets at April 30, 2009.

At April 30, 2010, the Company’s allowance for loan losses was $1.2 million, which represented 0.99% of net loans receivable and 232.3% of non-performing loans at that date. This compares to $1.3 million at April 30, 2009, which represented 1.00% of net loans receivable and 378.3% of non-performing loans. During the year, the Company provided $215,000 to replenish the reserve and charged off $213,000 in commercial mortgages, $21,000 in residential mortgages, $30,000 in home equity lines of credit, $12,000 in personal loans, and $50,000 in commercial loans. Management continues to closely monitor the loan portfolio and will continue to provide for potential losses as they become likely. The Company’s loan portfolio continues to rely heavily on the strength of the local real estate market and a significant deterioration in that market or other negative economic conditions could have a negative impact on the Company’s results. In addition, commercial business, construction, and commercial real estate financing are generally considered to involve a higher degree of credit risk than long-term financing of residential properties due to their higher potential for default and the possible difficulty of disposing of the underlying collateral.

As management continues to closely monitor the Company’s loan portfolio, higher provisions for loan losses and foreclosed property expense may be required should economic conditions worsen or the levels of non-performing assets increase.

The Company also maintains an allowance for loan losses on off-balance sheet credit exposures (reflected separately on the balance sheet). This allowance totaled $110,000 at April 30, 2010 and 2009. This allowance is intended to protect the Company against losses on undrawn or unfunded loan commitments made to customers.

Total deposits, after interest credited, increased by $11.4 million due primarily to growth of $17.8 million in money market deposit accounts and $11.6 million in checking and savings accounts, partially offset by a reduction of $18.0 million in certificates of deposit. Additionally, during the year, wholesale advances and other borrowings decreased by $6.4 million, from $13.9 million at April 30, 2009 to $7.5 million at April 30, 2010.

Total stockholders’ equity increased by $1.1 million when compared to April 30, 2009. The increase in total equity is due to net income of $1.2 million for the year and an increase of $614,000 in the net unrealized gain on securities available-for-sale. These increases in total equity were offset by dividends to shareholders of $0.28 per share or $584,000 and by Company stock repurchases totaling $51,000.

RESULTS OF OPERATIONS

Mayflower Bancorp, Inc.

Comparison of the years ended April 30, 2010 and April 30, 2009

General:

Net income for the year ended April 30, 2010 was $1.2 million compared with $35,000 for the year ended April 30, 2009, an increase of $1.1 million. The improvement in net income was substantially a result of an increase of $2.1 million in total non-interest income, due primarily to a prior-year gross other-than-temporary impairment charge of $1.9 million relating to the Company’s investment in preferred stock and auction rate preferred stock issued by the Federal Home Loan Mortgage Corporation (“Freddie Mac”) and the Federal National Mortgage Associate (“Fannie Mae”). The net after tax impact to earnings as a result of this charge was $1.2 million. Additionally, net interest income increased by $602,000 due to increasing spreads and margins, while the provision for loan losses increased by $215,000, and total non-interest expenses increased by $617,000.

The Company’s results largely depend upon its net interest margin, which is the difference between the income earned on loans and investments, and the interest paid on deposits and borrowings as a percentage of average interest-earning assets. During the year ended April 30, 2010, the Company’s net interest margin increased from 3.25% to 3.53%, primarily a result of shorter-term certificates of deposit repricing into lower rates, as offset by reduced yields earned on investments and loans.

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

	2009 vs. 2010
	Changes Due to Increase (Decrease)
(In Thousands)	Total	Volume	Rate	Rate/ Volume
Interest income:
Loans receivable	$(708)	$(341)	$(383)	$16
Securities	(396)	209	(577)	(28)
Federal funds sold and interest-bearing deposits in banks	(23)	4	(24)	(3)

Total	(1,127)	(128)	(984)	(15)

Interest expense:
Deposits	(1,483)	200	(1,610)	(73)
Borrowed funds	(246)	(252)	10	(4)

Total	(1,729)	(52)	(1,600)	(77)

Increase (decrease) in net interest income	$602	$(76)	$616	$62

Interest and dividend income:

Total interest and dividend income decreased by $1.1 million or 9.1% to $11.3 million for the year ended April 30, 2010. Interest income from loans decreased by $708,000. This decrease was due to a decrease of $5.4 million in the average balance of loans outstanding, coupled with a decrease in the average rate earned on loans from 6.29% in 2009 to 6.00% in 2010. Interest and dividend income on investment securities decreased by $396,000 as a result of decrease in the average yield earned, from 4.72% in 2009 to 4.08% in 2010, as offset by an increase of $4.4 million in the average balance of investments. Interest on short-term investments decreased by $23,000 as a result of a decrease in the average yield earned, from 0.62% in 2009 to 0.24% in 2010, offset by an increase of $705,000 in the average balance of short-term investments.

Interest expense:

Total interest expense decreased by $1.7 million or 34.1% to $3.3 million for the year ended April 30, 2010. Interest expense on deposits decreased by $1.5 million or 33.8% as a result of a decrease in the average rate paid, from 2.14% in 2009 to 1.35% in 2010, offset by an increase of $9.4 million in the average balance of deposits. Interest expense on borrowed funds decreased by $246,000 or 36.2% for the year ended April 30, 2010. This decrease was due to a decrease of $6.3 million in the average balance of borrowed funds, offset by a slight increase in the average rate paid on advances, from 4.02% in 2009 to 4.08% in 2010.

Provision for loan losses:

The provision for loan losses was $215,000 for the year ended April 30, 2010, compared to zero for the year ended April 30, 2009. The allowance for loan losses is maintained at a level that management considers adequate to provide for probable losses based upon evaluation of known and inherent risks in the loan portfolio. In determining the appropriate level for the allowance for loan loss, the Company considers past loss experience, evaluations of underlying collateral, prevailing economic conditions, the nature of the loan portfolio and levels of non-performing and other classified loans. While management uses available information to recognize loan losses, future additions to the allowance may be necessary based on additional increases in non-performing loans, changes in economic conditions, or for other reasons.

Non-interest income:

Non-interest income increased by $2.1 million, for the year ended April 30, 2010 as compared to the year ended April 30, 2009. This was due to a change in gains/losses on sales and writedowns of investment securities, from a loss of $1.9 million in the prior year to a gain of $268,000 in the current year. This increase was primarily due to the prior year recognition of an other-than-temporary impairment charge of $1.9 million relating to the Company’s investment in the preferred stock and auction rate preferred stock issued by Fannie Mae and Freddie Mac recorded during the prior year.

Additionally, non-interest income improved due to an increase of $24,000 in customer service fees, a result of increased ATM surcharge income, an increase of $17,000 in debit card interchange income, and an increase of $2,000 in other income. These increases were partially offset by a decrease of $13,000 in loan origination and other loan fees and a decrease of $121,000 on gains on sales of mortgage loans.

Non-interest expense:

Non-interest expense increased by $617,000 or 8.6% for the year ended April 30, 2010. During the year, compensation and fringe benefit expense increased by $360,000 due to employees hired to staff the new Plymouth, MA branch, the hiring of an additional commercial lender, and increases in other benefit costs. Additionally, FDIC assessment expense increased by $128,000 due to increased FDIC deposit insurance premiums and the FDIC special assessment paid in September 2009. Other expenses increased by $128,000 due to increased advertising and promotion expense associated with the new branch and as a result of ATM conversion costs. Also, occupancy and equipment expense increased by $24,000. These increases were offset by a reduction of $23,000 in losses and expenses of other real-estate owned expense.

Provision for income taxes:

The provision for income taxes was $557,000 for the year ended April 30, 2010 compared to a tax benefit of $205,000 for the year ended April 30, 2009. This increase in the tax provision was due to the improvement in net income before taxes. Effective income tax rates were 32.4% and 120.6% respectively in the 2010 and 2009 periods. The lower effective tax rate in comparison to statutory rates for the 2010 period is reflective of income earned by a non-Company investment subsidiary, which is taxed, for state tax purposes, at a lower rate; and dividends received deductions on dividend income generated by the Company’s marketable equity portfolio. The higher effective tax rate in fiscal year 2009 is due to the non-deductibility for state tax purposes of the Fannie Mae and Freddie Mac preferred stock other-than-temporary impairment charge.

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

	2010			2009
	Average Balance	Interest	Rate (Annualized)	Average Balance	Interest	Rate (Annualized)

	(In Thousands)
Interest-earning assets:
Loans	$123,447	$7,404	6.00%	$128,870	$8,112	6.29%
Investment securities	94,535	3,858	4.08%	90,114	4,254	4.72%
Short-term investments and interest-bearing deposits in banks	7,196	17	0.24%	6,491	40	0.62%

All interest-earning assets	$225,178	11,279	5.01%	$225,475	12,406	5.50%

Interest-bearing liabilities:
Deposits	$214,700	2,905	1.35%	$205,348	4,388	2.14%
Borrowed funds	10,634	434	4.08%	16,904	680	4.02%

All interest-bearing liabilities	$225,334	3,339	1.48%	$222,252	5,068	2.28%

Net interest income		$7,940			$7,338

Interest rate spread			3.53%			3.22%

Net interest margin			3.53%			3.25%

Liquidity and Capital Resources:

The Company’s primary sources of liquidity are deposits, loan payments and payoffs, investment income, maturities and principal repayments of investments, and advances from the Federal Home Loan Bank of Boston. The Bank has also established a line of credit with The Federal Reserve Bank, collateralized by certain Government Sponsored Entities. Additionally, as a member of The Co-operative Central Bank’s

Reserve Fund, the Company has a right to borrow from the Reserve Fund for short-term cash needs, although it has not recently exercised this right. The Company’s liquidity management program is designed to insure that sufficient funds are available to meet its daily cash requirements.

The Company believes its capital resources, including deposits, scheduled loan repayments, revenue generated from the sales of loans and investment securities, unused borrowing capacity at the Federal Home Loan Bank of Boston, and revenue from other sources will be adequate to meet its funding commitments. At April 30, 2010 and April 30, 2009, the Company’s capital ratios were in excess of regulatory requirements.

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

Stock Market Data

Mayflower Bancorp, Inc.’s common stock prices are quoted on the National Association of Securities Dealers Automated Quotation (NASDAQ) system under the symbol MFLR.

High and low sales prices and dividends paid during the years ended April 30, 2010 and 2009 are as follows:

Quarterly Sales Prices	High	Low	Dividends Paid
2009
1st Quarter ended July 31, 2008	$11.99	$9.44	$0.10
2nd Quarter ended October 31, 2008	$10.10	$5.44	$0.10
3rd Quarter ended January 31, 2009	$6.50	$4.53	$0.10
4th Quarter ended April 30, 2009	$7.00	$4.94	$0.10

2010
1st Quarter ended July 31, 2009	$8.17	$6.55	$0.10
2nd Quarter ended October 31, 2009	$8.35	$6.69	$0.06
3rd Quarter ended January 31, 2010	$7.18	$5.79	$0.06
4th Quarter ended April 30, 2010	$8.10	$6.25	$0.06

The Company may not declare or pay dividends on its capital stock if the effect would cause its capital to be reduced below regulatory requirements or otherwise violate applicable regulatory requirements. As of July 13, 2010, the Company had approximately 260 shareholders of record of 2,086,037 outstanding shares of common stock. This does not reflect the number of persons or entities who hold their common stock in nominee or “street” name through various brokerage firms.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Mayflower Bancorp, Inc. and Subsidiary

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of April 30, 2010, using the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on our assessment, we believe that, as of April 30, 2010, the Company’s internal control over financial reporting is effective.

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

INDEPENDENT AUDITOR’S REPORT

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

Middleboro, Massachusetts

We have audited the accompanying consolidated statements of financial condition of Mayflower Bancorp, Inc. (the Company) and Subsidiary as of April 30, 2010 and 2009, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mayflower Bancorp, Inc. and Subsidiary at April 30, 2010 and 2009, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Parent, McLaughlin & Nangle

PARENT, McLAUGHLIN & NANGLE
Certified Public Accountants, Inc.

Boston, Massachusetts

July 6, 2010

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	April 30
(In Thousands)	2010	2009
ASSETS
Cash and cash equivalents:
Cash and due from banks	$4,559	$4,192
Federal funds sold and interest-bearing deposits in banks	15,914	6,184

Total cash and cash equivalents	20,473	10,376
Investment securities (Note B):
Securities available-for-sale	49,576	45,022
Securities held-to-maturity	44,793	45,239

Total investment securities	94,369	90,261

Loans receivable, net (Note C)	120,545	131,111
Accrued interest receivable (Note E)	926	1,022
Real estate held for investment	1,020	303
Real estate acquired by foreclosure	1,815	590
Premises and equipment, net (Note F)	11,147	11,991
Deposits with The Co-operative Central Bank	449	449
Stock in Federal Home Loan Bank of Boston, at cost	1,650	1,650
Refundable income taxes (Note I)	25	48
Deferred income taxes (Note I)	797	1,017
Other assets	2,314	727

Total Assets	$255,530	$249,545

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits (Note G)	$225,317	$213,957
Advances and borrowings (Note H)	7,500	13,888
Advances from borrowers for taxes and insurance	213	214
Allowance for loan losses on off-balance sheet credit exposures	110	110
Accrued expenses and other liabilities	1,910	2,038

Total Liabilities	235,050	230,207

Commitments and contingencies (Notes K and M)

STOCKHOLDERS’ EQUITY (Note M)
Preferred stock $1.00 par value; authorized 5,000,000 shares; issued - none	—	—
Common stock $1.00 par value; authorized 15,000,000 shares; issued 2,078,985 shares in 2010 and 2,085,886 shares in 2009	2,079	2,086
Additional paid-in capital	4,300	4,311
Retained earnings	13,293	12,747
Accumulated other comprehensive income	808	194

Total Stockholders’ Equity	20,480	19,338

Total Liabilities and Stockholders’ Equity	$255,530	$249,545

See accompanying notes to consolidated financial statements.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended April 30
	2010	2009
	(In Thousands, Except Per Share Data)
INTEREST INCOME:
Loans receivable	$7,404	$8,112
Securities held-to-maturity	1,794	1,870
Securities available-for-sale	2,064	2,384
Federal funds sold and interest-bearing deposits in banks	17	40

Total interest income	11,279	12,406

INTEREST EXPENSE:
Deposits	2,905	4,388
Borrowed funds	434	680

Total interest expense	3,339	5,068

NET INTEREST INCOME	7,940	7,338

PROVISION FOR LOAN LOSSES	215	—

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	7,725	7,338

NONINTEREST INCOME:
Loan origination and other loan fees	123	136
Customer service fees	719	695
Interchange income	173	156
Gain (loss) on sales and writedowns of investment securities, net	268	(1943)
Gain on sales of mortgage loans	423	544
Other	91	89

Total noninterest income	1,797	(323)

NONINTEREST EXPENSE:
Compensation and fringe benefits	4,007	3,647
Occupancy and equipment	1,123	1,099
FDIC assessment	386	258
Losses and expenses of foreclosed real estate	128	151
Other (Note J)	2,158	2,030

Total noninterest expense	7,802	7,185

INCOME (LOSS) BEFORE INCOME TAXES	1,720	(170)

PROVISION (BENEFIT) FOR INCOME TAXES (Note I)	557	(205)

NET INCOME	$1,163	$35

Basic earnings per share	$0.56	$0.02

Diluted earnings per share	$0.56	$0.02

Weighted average basic shares outstanding	2,083	2,090
Dilutive effect of outstanding stock options	5	86

Weighted average diluted shares outstanding	2,088	2,176

See accompanying notes to consolidated financial statements.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total

	(In Thousands, Except Share Amounts)
BALANCE, April 30, 2008	2,092,028	$2,092	$4,312	$13,589	$(104)	$19,889

COMPREHENSIVE INCOME:
Net income	—	—	—	35	—	35
Other comprehensive income, net of tax:
Change in unrealized gain/loss on securities available-for-sale, net of deferred income taxes of $503,000	—	—	—	—	(990)	(990)
Reclassification adjustment for losses included in net income, net of deferred income taxes of $655,000	—	—	—	—	1,288	1,288

						298

Total comprehensive income						333
Issuance of shares of $1 par value common stock	1,500	1	12	—	—	13

Purchase of Company stock	(7,642)	(7)	(13)	(42)	—	(62)

Cash dividends paid ($.40 per share)	—	—	—	(835)	—	(835)

BALANCE, April 30, 2009	2,085,886	2,086	4,311	12,747	194	19,338

COMPREHENSIVE INCOME:
Net income	—	—	—	1,163	—	1,163
Other comprehensive income, net of tax:
Change in unrealized gain on securities available-for-sale, net of deferred income taxes of $541,000	—	—	—	—	784	784
Reclassification adjustment for gains included in net income, net of deferred income taxes of $98,000	—	—	—	—	(170)	(170)

						614

Total comprehensive income						1,777

Purchase of Company stock	(6,901)	(7)	(11)	(33)	—	(51)

Cash dividends paid ($.28 per share)	—	—	—	(584)	—	(584)

BALANCE, April 30, 2010	2,078,985	$2,079	$4,300	$13,293	$808	$20,480

See accompanying notes to consolidated financial statements.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended April 30
	2010	2009
	(In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Interest and dividends received	$11,508	$12,560
Fees and other income received	1,513	1,600
Interest paid	(3,357)	(5,083)
Cash paid to suppliers and employees	(8,308)	(5,436)
Income taxes paid	(756)	(620)

Net cash provided by operating activities	600	3,021

CASH FLOWS FROM INVESTING ACTIVITIES:
Net decrease (increase) in loans	9,710	(5,530)
Purchases of available-for-sale securities	(32,224)	(12,316)
Proceeds from sales,calls, and maturities of available-for-sale securities	28,339	17,273
Purchases of held-to-maturity securities	(26,904)	(19,160)
Proceeds from maturities and calls of held-to-maturity securities	27,272	17,244
Proceeds from sale of other real estate owned	40	—
Proceeds from sales of real estate acquired by foreclosure	172	4
Capital additions to real estate acquired by foreclosure	(444)	(314)
Purchases of premises and equipment	(766)	(2,000)
Other - net	(34)	61

Net cash provided by (used in) investing activities	5,161	(4,738)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in deposits	11,360	9,781
Proceeds from advances and borrowings	—	3,000
Payments on advances and borrowings	(6,388)	(7,771)
Net (decrease) increase in advances from borrowers for taxes and insurance	(1)	52
Proceeds from issuance of common stock	—	13
Repurchase of Company stock	(51)	(62)
Dividends paid	(584)	(835)

Net cash provided by financing activities	4,336	4,178

Net increase in cash and cash equivalents	10,097	2,461

Cash and cash equivalents, beginning of year	10,376	7,915

Cash and cash equivalents, end of year	$20,473	$10,376

See accompanying notes to consolidated financial statements.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Continued)

	Year Ended April 30
	2010	2009
	(In Thousands)
Reconciliations of net income to net cash provided by operating activities:
Net income	$1,163	$35

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	528	490
Provision for loan losses	215	—
Loss on other real estate owned	29	—
Writedown of real estate acquired by foreclosure	—	100
Premium amortization	134	47
Intangible amortization	14	14
Deferred income taxes	(223)	(985)
(Gain) loss on sales and writedowns of investment securities, net	(268)	1,943
Decrease (increase) in refundable income taxes	23	161
Decrease (increase) in accrued interest receivable	96	107
Decrease (increase) in prepaid expenses	(950)	(10)
Decrease (increase) in mortgage servicing rights	(41)	(82)
Increase (decrease) in deferred loan origination (fees) costs	(16)	(20)
Increase (decrease) in accrued interest payable	(18)	(15)
Increase (decrease) in accrued expenses	(86)	1,236

Total adjustments	(563)	2,986

Net cash provided by operating activities	$600	$3,021

SUPPLEMENTAL DISCLOSURES:
Total increase in unrealized gain on securities available-for-sale	$1,057	$450

Loans transferred to foreclosed real estate	$1,200	$—

Proceeds from sales of other real estate financed through loans	$314	$—

Proceeds from sales of foreclosed real estate financed through loans	$255	$225

Transfer of premises and equipment to real estate held for investment	$1,094	$—

See accompanying notes to consolidated financial statements.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2010 AND 2009

A.	Summary of Significant Accounting Policies:

Nature of operations:

Mayflower Bancorp, Inc. (the “Company”) is a Massachusetts chartered holding company whose principal subsidiary is Mayflower Bank (the “Bank”). The Bank operates eight full service banking offices in Middleboro, Plymouth, Wareham, Rochester, Bridgewater, and Lakeville Massachusetts providing a variety of deposit and lending services. As a Massachusetts chartered co-operative bank whose deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”) and the Share Insurance Fund (“SIF”), the activities of the Bank are subject to regulation, supervision and examination by federal and state regulatory authorities, including, but not limited to the FDIC, the Massachusetts Commissioner of Banks and the SIF. In addition, as a bank holding company, the Company is subject to supervision, examination and regulation by the Board of Governors of the Federal Reserve System.

The Company provides a variety of financial services to individuals and small businesses through its eight offices in Southeastern Massachusetts. Its primary deposit products are savings, checking, and term certificate accounts, and its primary lending products are residential and commercial mortgage loans.

Management evaluates the Company’s performance and allocates resources based on a single segment concept. Accordingly, there are no separately identified operating segments for which discrete financial information is available. The Company does not derive revenues from, or have assets located in foreign countries, nor does it derive revenues from any single customer that represents 10% or more of the Company’s total revenues.

Basis of presentation:

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the Banking industry. The consolidated financial statements include the accounts of Mayflower Bancorp, Inc. and its wholly-owned subsidiary, Mayflower Co-operative Bank and its subsidiaries, MFLR Securities Corporation and Mayflower Plaza, LLC., which engages in the ownership of real estate. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates:

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and income and expenses for the period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to change in the near term relate to the determination of the allowance for loan losses, the allowance for loan losses on off-balance sheet credit exposures and other-than-temporary declines in the value of investment securities requiring impairment writedowns due to general market conditions or other factors.

Reclassification:

Certain amounts in the prior year’s consolidated financial statements were reclassified to facilitate comparison with the current fiscal year.

Cash and cash equivalents:

For purposes of the statements of cash flows, the Company considers cash and cash equivalents to include cash on hand, amounts due from banks, federal funds sold and interest bearing deposits in banks. Generally, federal funds are sold for one-day periods.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2010 AND 2009

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

Securities available-for-sale:

Available-for-sale securities consist of investment securities not classified as trading securities or as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are excluded from earnings and are included in other comprehensive income (loss). Realized gains (losses) on available-for-sale securities are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income (loss). Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method over the remaining period to contractual maturity.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other-than-temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

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

YEARS ENDED APRIL 30, 2010 AND 2009

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

Allowance for loan losses and allowance for loan losses on off-balance sheet credit exposures:

The adequacy of the allowance for loan losses is evaluated on a regular basis by management and the Company’s Board of Directors. Factors considered in evaluating the adequacy of the allowance include previous loss experience, current economic conditions and their effect on borrowers, the estimated value of any underlying collateral and the performance of individual loans in relation to contract terms. The provision for loan losses charged to operations is based upon management’s judgment of the amount necessary to maintain the allowance at a level adequate to absorb possible losses. Loans are charged off when management believes the collectability of the principal is unlikely.

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

YEARS ENDED APRIL 30, 2010 AND 2009

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

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

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

Impaired loans:

The Company measures certain impaired loans based on the present value of expected future cash flows discounted at the loan’s original effective interest rate or the collateral value. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.

Impairment of long-lived assets:

The Company reviews its long-lived assets and certain identifiable intangibles to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

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

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2010 AND 2009

Mortgage servicing rights:

The Company recognizes the rights to service mortgage loans for others as separate assets, regardless of the manner in which the servicing rights are acquired. In addition, capitalized mortgage servicing rights are assessed for impairment based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

Intangible assets:

In connection with the acquisition (accounted for as a purchase) of the deposits of the Company’s Rochester branch, costs allocated to this purchase, including the deposit acquisition premium, have been capitalized. Amortization of these intangible assets is on a straight-line method over a 15-year period.

Federal Home Loan Bank Stock:

The company, as a member of the Federal Home Loan Bank of Boston (“FHLB”), is required to maintain an investment in capital stock of the FHLB. Based on redemption provisions of the FHLB, the stock has no quoted market value and is carried at cost.

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

Stock-based compensation:

At April 30, 2010, the Company had one stock-based compensation plan, described more fully in Note M. The Company measures and recognizes compensation cost relating to share-based payment transactions based on the grant-date fair value of the equity instruments issued. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the consolidated statements of income. Share-based compensation is recognized over the period the employee is required to provide services for the award. The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options granted.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2010 AND 2009

Earnings per share:

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share reflects the effect on the weighted average shares outstanding of the number of additional shares outstanding if dilutive stock options were converted into common stock using the treasury method.

Subsequent events:

The Company has evaluated subsequent events through July 6, 2010, which is the date the financial statements were available to be issued.

Fair values of financial instruments:

The Company uses fair value measurements to determine fair value disclosures. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets, and, in many cases, could not be realized in immediate settlement of the instruments.

The statement excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash, due from banks, federal funds sold and interest bearing deposits in banks:

The carrying amounts reported in the statements of financial condition for cash, due from banks, federal funds sold, and interest bearing deposits in banks, approximate those assets’ fair values.

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

YEARS ENDED APRIL 30, 2010 AND 2009

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

In addition, the fair value estimates are based on existing on-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include the deferred tax assets or liabilities, and premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2010 AND 2009

Fair value measurements:

The Company groups its financial assets and financial liabilities generally measured at fair value into the following three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value:

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

Real estate acquired by foreclosure: Foreclosed real estate assets have been valued using a market approach. The values were determined using market prices of similar real estate assets.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2010 AND 2009

The Company may be required, from time to time, to measure certain other assets and liabilities on a non-recurring basis in accordance with generally accepted accounting principles. These adjustments to fair value usually result from application of lower-of-cost-or-market accounting or write-downs of individual assets.

Recent accounting pronouncements:

In June 2009, The Financial Accounting Standards Board (“FASB”) approved the FASB Accounting Standards Codification (Codification) as the single source of authoritative non-governmental U.S. Generally Accepted Accounting Principles (U.S. GAAP). The Codification does not change current U.S. GAAP but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative. The Codification is effective for interim and annual periods ending after September 15, 2009. The Codification was effective for Mayflower Bancorp, Inc. during its interim period ending October 31, 2009 and it did not have an impact on its financial condition or results of operations.

In March 2008, the FASB issued guidance which changes the disclosure requirements for derivative instruments and hedging activities. This guidance is intended to enhance the current disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Statement is effective for the Company’s consolidated financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued guidance that requires companies to disclose the fair value of financial instruments within interim financial statements, adding to the current requirement to provide those disclosures annually. This guidance is effective for interim reporting periods ending after June 15, 2009. Accordingly the Company adopted this guidance as of July 31, 2009.

In May 2009 and February 2010, the FASB issued guidance establishing general standards of accounting for and disclosure of subsequent events, which are events occurring after the balance sheet date but before the date the financial statements are issued or available to be issued. In particular, this guidance requires entities to recognize in the financial statements the effect of all subsequent events that provide additional evidence of conditions that existed at the balance sheet date, including the estimates inherent in the financial statement preparation process. Entities may not recognize the impact of subsequent events that provide evidence about conditions that did not exist at the balance sheet date but arose after that date. This guidance was effective for interim and annual reporting periods ending after June 15, 2009. Mayflower Bancorp, Inc. adopted the provisions of this guidance and it did not have any impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued guidance which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. This guidance is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2010 AND 2009

B.	Investment Securities:

Investment securities have been classified according to management’s intent. The amortized cost of securities and their approximate fair values at April 30 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	April 30, 2010
		(In Thousands)
AVAILABLE-FOR-SALE SECURITIES:
U.S. Government obligations	$14,739	$66	$(1)	$14,804
Corporate debt securities	500	—	—	500
Municipal obligations	1,977	75	—	2,052
Mortgage-backed and related securities	29,512	1,281	—	30,793
Trust preferred securities	750	—	(122)	628
Marketable equity securities	748	73	(22)	799

	$48,226	$1,495	$(145)	$49,576

HELD-TO-MATURITY SECURITIES:
U.S. Government obligations	$18,756	$83	$(2)	$18,837
Municipal obligations	2,661	90	—	2,751
Mortgage-backed and related securities	23,376	954	(21)	24,309

	$44,793	$1,127	$(23)	$45,897

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	April 30, 2009
		(In Thousands)
AVAILABLE-FOR-SALE SECURITIES:
U.S. Government obligations	$6,498	$37	$—	$6,535
Corporate debt securities	1,000	—	(511)	489
Municipal obligations	1,985	59	—	2,044
Mortgage-backed and related securities	33,449	1,296	(1)	34,744
Trust preferred securities	750	—	(419)	331
Marketable equity securities	1,047	29	(197)	879

	$44,729	$1,421	$(1,128)	$45,022

HELD-TO-MATURITY SECURITIES:
U.S. Government obligations	$15,555	$95	$(10)	$15,640
Municipal obligations	2,917	79	(19)	2,977
Mortgage-backed and related securities	26,767	826	(68)	27,525

	$45,239	$1,000	$(97)	$46,142

At April 30, 2010, debt securities with a fair value of $2,508,000 were pledged to secure advances from the Federal Reserve Bank.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2010 AND 2009

Mortgage-backed and related securities consist of primarily FHLMC and FNMA certificates and other asset-backed investments.

Proceeds from sales of investment securities amounted to $6,906,000 and $2,186,000 during the years ended April 30, 2010 and 2009, respectively. Gross gains of $253,000 and $13,000 for the years ended April 30, 2010 and 2009, respectively, and gross losses of $0 and $28,000, respectively, for the years ended April 30, 2010 and 2009 were realized on those sales. Additionally, gross gains of $15,000 and $2,000, respectively, were recorded on calls of investment securities.

During the year ended April 30, 2009, the Company recognized an other-than-temporary impairment charge of $1,930,000 on its investment in the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation’s preferred and auction rate preferred stock.

The scheduled maturities of securities held-to-maturity and securities (other than equity securities) available-for-sale at April 30, 2010 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Held-to-Maturity		Securities Available-for-Sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
		(In Thousands)
Due in 1 year or less	$—	$—	$452	$459
Due after 1 year through 5 years	15,189	15,300	15,502	15,602
Due after 5 years through 10 years	4,973	5,010	996	1,019
Due after 10 years	1,255	1,278	266	276

	21,417	21,588	17,216	17,356
Mortgage-backed and related securities	23,376	24,309	29,512	30,793

	$44,793	$45,897	$46,728	$48,149

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2010 AND 2009

Information pertaining to securities with gross unrealized losses at April 30, 2010, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

	Less Than Twelve Months		Twelve Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In Thousands)
Securities Available-for-Sale
Debt Securities:
U.S. Government obligations	$998	$1	$—	$—	$998	$1
Trust preferred securities	—	—	628	122	628	122

Total debt securities	998	1	628	122	1,626	123

Marketable equity securities	—	—	726	22	726	22

Total securities available-for-sale	$998	$1	$1,354	$144	$2,352	$145

Securities Held-to-Maturity
U.S. Government obligations	$1,498	$2	$—	$—	$1,498	$2
Mortgage-backed and related securities	1,916	5	234	16	2,150	21

Total securities held-to-maturity	$3,414	$7	$234	$16	$3,648	$23

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

At April 30, 2010, the Company had 11 securities with an amortized cost of $6,167,000 with $168,000 of unrealized losses on these securities. Of these securities, $4,419,000 with losses of $8,000, have been at a loss position for less than 12 months; and $1,748,000 of these securities, with losses of $160,000, have been at a loss position for longer than 12 months. The Company believes that these securities are only temporarily impaired and that the full principal and interest will be collected as anticipated.

Of the securities with unrealized losses longer than 12 months at April 30, 2010, $122,000 of the unrealized loss relates to trust preferred securities, $22,000 relates to preferred stocks, and $16,000 of the unrealized loss relates to mortgage backed and related securities. The unrealized losses result from changes in bond and equity markets since the securities’ purchase dates. The Company has the ability to hold the debt securities until maturity and equity securities for the foreseeable future. No declines are deemed to be other than temporary. In analyzing the issuer’s financial condition, management considers industry analysts’ reports, financial performance, and projected target prices of investment analysts.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2010 AND 2009

C.	Loans Receivable:

Loans receivable at April 30 are summarized as follows:

	April 30
	2010	2009
	(In Thousands)
Mortgage loans on real estate:
Residential	$46,814	$54,706
Commercial	41,061	43,404
Construction	5,684	6,589
Home equity loans	4,329	5,521
Home equity lines of credit	17,578	17,447

	115,466	127,667

Less:
Due borrowers on unadvanced loans	(1,453)	(1,392)
Net deferred loan origination (fees) costs	102	85

	114,115	126,360

Consumer loans:
Personal	1,002	1,052
Loans secured by savings accounts	686	703

	1,688	1,755

Commercial loans:
Secured and unsecured	2,017	1,013
Lines of credit	3,919	3,288

	5,936	4,301

	121,739	132,416
Less allowance for loan losses	(1,194)	(1,305)

	$120,545	$131,111

Home equity lines of credit, consumer lines of credit and commercial lines of credit are shown net of unadvanced funds amounting to $19,102,000, $374,000 and $3,668,000, respectively, at April 30, 2010.

Non-accrual loans include loans which are contractually past due 90 days or more and loans less than 90 days past due on which the Bank has ceased accruing interest. Total interest due but not accrued on non-accrual loans totaled approximately $14,000 and $11,000 at April 30, 2010 and 2009, respectively.

At April 30, 2010, impaired loans included two commercial real estate mortgage loans, two commercial loans, and one residential mortgage loan. One of these commercial real estate mortgage loans with a principal balance of $586,000 is performing according to its revised contractual terms.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2010 AND 2009

The following is a summary of information pertaining to impaired and non-accrual loans:

	April 30,
	2010	2009
	(In Thousands)
Impaired loans without a valuation allowance	$396	$—
Impaired loans with a valuation allowance	704	595

Total impaired loans	$1,100	$595

Valuation allowance related to impaired loans	$55	$26

Non-accrual loans	$514	$345

Loans past due 90 days or more and still accruing	$—	$—

Average investment in impaired loans	$1,104	$149

Interest income recognized on impaired loans	$41	$22

There were no additional funds committed to be advanced in connection with impaired loans.

Activity in the allowance for loan losses is summarized as follows for the years ended April 30:

	2010	2009
	(In Thousands)
Balance at beginning of year	$1,305	$1,375
Provision for loan losses	215	—
Loans charged off	(332)	(78)
Recoveries	6	8

Balance at end of year	$1,194	$1,305

D.	Loan Servicing:

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balance of mortgage loans serviced for others was $87,715,000 and $79,012,000 at April 30, 2010 and 2009, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $531,000 and $334,000 at April 30, 2010 and 2009, respectively.

Mortgage servicing rights of approximately $219,000 and $260,000 were capitalized in 2010 and 2009, respectively. Amortization of mortgage servicing rights was approximately $178,000 for each of the years ended April 30, 2010 and 2009.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2010 AND 2009

E.	Accrued Interest Receivable:

Accrued interest receivable at April 30 is summarized as follows:

	2010	2009
	(In Thousands)
Investment securities	$473	$489
Loans receivable	452	533
Other	1	—

	$926	$1,022

F.	Premises and Equipment:

A summary of the cost and accumulated depreciation of premises and equipment at April 30 is summarized as follows:

	2010	2009
	(In Thousands)
Land	$2,928	$2,928
Buildings and land improvements	10,369	10,902
Equipment	2,239	2,125

	15,536	15,955
Accumulated depreciation	(4,389)	(3,964)

	$11,147	$11,991

Depreciation expense for the years ended April 30, 2010 and 2009 amounted to $528,000 and $490,000, respectively.

G.	Deposits:

Deposits at April 30 are summarized as follows:

	2010	2009
	(In Thousands)
NOW accounts	$32,598	$29,869
Demand deposit accounts	17,397	12,462
Official checks	2,331	2,124
Regular savings accounts	34,849	31,148
Money market deposit accounts	38,527	20,693

Total non-certificate accounts	125,702	96,296

Certificates:
Term and money market	82,200	100,294
IRA	17,415	17,367

Total certificate accounts	99,615	117,661

Total deposits	$225,317	$213,957

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2010 AND 2009

Term deposit certificates of $100,000 or more totaled approximately $37,414,000 and $44,715,000 at April 30, 2010 and 2009, respectively.

A summary of term certificate accounts by maturity, as of April 30, 2010, is as follows:

	Weighted Average Rate	Amount in Thousands
Within one year	1.36%	$81,113
Over one year to two years	1.85%	12,811
Over two years to three years	2.31%	3,623
Over three years to five years	3.05%	2,068

		$99,615

H.	Advances, Borrowings and Lines-of-Credit:

At April 30, 2010, the Company has outstanding advances from the Federal Home Loan Bank of Boston amounting to $7,500,000, which mature at various dates through June 2017 and bear interest at rates ranging from 2.50% to 4.75%. The advances may be prepaid at any time subject to a prepayment fee. Principal maturities under these advances are as follows:

Year Ending April 30	Amount in Thousands
2011	$4,000
2012	2,500
2013	—
2014	—
2015	—
Thereafter	1,000

$7,500

All borrowings from the Federal Home Loan Bank of Boston are secured by certain unencumbered mortgage loans. The Company also has a variable rate overnight line-of-credit of $2,714,000 with the Federal Home Loan Bank of Boston, which was unused at April 30, 2010. The Bank has also established a line of credit with the Federal Reserve Bank, collateralized by $2.5 million of securities issued by Government Sponsored Entities, and has an unsecured line of credit with The Co-operative Central Bank. All of these lines were unused at April 30, 2010.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2010 AND 2009

I.	Income Taxes:

Consolidated income taxes for the years ended April 30 are summarized as follows:

	2010	2009
	(In Thousands)
Current:
Federal	$637	$653
State	143	127

Total current	780	780

Deferred (Benefit):
Federal	(150)	(903)
State	(73)	(82)

Total deferred (benefit)	(223)	(985)

Total income tax expense (benefit)	$557	$(205)

The components of the net deferred tax assets (liabilities) at April 30 are summarized as follows:

	2010	2009
	(In Thousands)
Deferred tax assets for deductible temporary differences	$2,042	$1,962
Deferred tax liabilities for taxable temporary differences	(1,245)	(945)

Net deferred tax asset	$797	$1,017

The tax effects of significant temporary differences at April 30 are summarized as follows:

	2010	2009
	(In Thousands)
Deferred tax assets:
Allowance for loan losses in excess of tax reserves	$489	$534
Deferred compensation	226	211
Tax versus book basis of organization costs	56	61
Capital loss carryover	—	59
Tax versus book basis of loans originated for sale	414	279
Tax vesrus book basis of real estate acquired by foreclosure	127	62
Fannie Mae and Freddie Mac ordinary loss	656	656
Reserve for credit losses	45	45
Other	29	55

	$2,042	$1,962

Deferred tax liabilities:
Tax versus book basis of premises and equipment	$306	$330
Tax versus book basis of mortgage servicing rights	209	187
Loan origination fees deferred for tax purposes	153	159
Unrealized gain on available-for-sale securities	542	99
Other	35	170

	$1,245	$945

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2010 AND 2009

Total income tax expense differed from amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

	2010	2009
	(In Thousands)
Expected income tax expense (benefit) at federal tax rate	$585	$(58)
State income tax, net of federal income tax	46	30
Dividends received deduction and other	(74)	(177)

Total income tax expense (benefit)	$557	$(205)

No interest or penalties were recognized in income tax expense for the years ended April 30, 2010 and 2009.

J.	Other Noninterest Expense:

Other noninterest expense amounts are summarized as follows for the years ended April 30:

	2010	2009
	(In Thousands)
Data processing	$346	$347
Directors’ fees	235	247
Professional fees (legal, audit, consulting)	342	333
Printing, postage, and supplies	210	201
Other	1,025	902

	$2,158	$2,030

K.	Commitments and Contingencies:

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

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2010 AND 2009

Financial instruments whose contract amounts represent credit risk at April 30:

	Contractual Amounts
	2010	2009
	(In Thousands)
Commitments to originate loans	$3,465	$5,922
Unadvanced portions of home equity, consumer and commercial lines of credit	23,144	21,669
Unadvanced portions of construction loans	1,453	1,392
Standby letters of credit	204	223

	$28,266	$29,206

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

Lease commitments:

The Company leases its Rochester branch location, the site for its Bridgewater branch location, and two parcels of land for remote ATM locations under non-cancelable operating leases which expire at various times through November 2027. Minimum future lease payments under these leases are as follows:

Year Ending April 30	Amounts in Thousands
2011	$48
2012	45
2013	33
2014	34
2015	34
Thereafter	514

$708

Rental expense amounted to $74,000 and $72,000 for the years ended April 30, 2010 and 2009, respectively.

L.	Pension Plans:

The Company provides a pension plan covering all eligible employees through membership in the Co-operative Banks’ Employees Retirement Association (CBERA). Contributions to the plan are based on the funding requirements set forth by the Trustees of the Retirement Association. In addition, the Company also

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2010 AND 2009

participates in a 401(k) savings plan through CBERA. Eligible employees may contribute up to 50% of their salary, subject to certain limitations, which can be matched up to 5% by the Company on a dollar-for-dollar basis.

Pension expense on the multi-employer plans, including contributory payments to the Company- sponsored 401(k) plan, amounted to $260,000 and $228,000 for the years ended April 30, 2010 and 2009, respectively.

In 1998, the Company adopted a deferred compensation arrangement with certain officers and directors whereby these individuals can elect to defer a portion of compensation and fees to be then paid in the future with interest defined in the Plan. Total expense under this Plan amounted to $55,000 and $69,000 for the years ended April 30, 2010 and 2009, respectively.

M.	Stock Option Plans:

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

A summary of the activity under the Plans is as follows:

	Number of Shares	Average Exercise Price
Balance outstanding at April 30, 2008	79,362	$10.36

Options exercised ($8.83)	(1,500)	8.83
Options forfeited ($14.00)	(1,000)	14.00

Balance outstanding at April 30, 2009	76,862	$10.34
Options exercised	—	—
Options forfeited ($8.83)	(44,412)	8.83

Balance outstanding at April 30, 2010	32,450	$12.40

There was no stock-based compensation expense for the years ended April 30, 2010 and 2009.

N.	Concentration of Credit Risk:

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

YEARS ENDED APRIL 30, 2010 AND 2009

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

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to total average assets (as defined). Management believes, as of April 30, 2010, that the Company meets all capital adequacy requirements to which it is subject.

As of September 30, 2009, the most recent examination by the Commonwealth of Massachusetts Division of Banks, the Company was categorized as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Company must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage capital ratios as set forth in the accompanying table. There are no conditions or events since that notification that management believes have changed the Company’s category.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2010 AND 2009

The following table sets forth the Company’s various regulatory capital categories at April 30, 2010 and 2009 (amounts in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well- Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
As of April 30, 2010:
Total capital (to risk-weighted assets)
Mayflower Bancorp, Inc.	$20,875	15.5%	$10,773	8.0%	$13,466	>	10.0%
Mayflower Co-operative Bank	20,805	15.5%	10,768	8.0%	13,460	>	10.0%
Tier I capital (to risk-weighted assets)
Mayflower Bancorp, Inc.	19,571	14.5%	5,387	4.0%	8,080	>	6.0%
Mayflower Co-operative Bank	19,501	14.5%	5,384	4.0%	8,076	>	6.0%
Tier I capital (to total average assets)
Mayflower Bancorp, Inc.	19,571	7.9%	9,906	4.0%	12,382	>	5.0%
Mayflower Co-operative Bank	19,501	7.9%	9,903	4.0%	12,379	>	5.0%

As of April 30, 2009:
Total capital (to risk-weighted assets)
Mayflower Bancorp, Inc.	$20,101	14.4%	$11,162	8.0%	$13,953	>	10.0%
Mayflower Co-operative Bank	20,057	14.4%	11,157	8.0%	13,946	>	10.0%

Tier I capital (to risk-weighted assets)
Mayflower Bancorp, Inc.	18,686	13.4%	5,581	4.0%	8,372	>	6.0%
Mayflower Co-operative Bank	18,642	13.4%	5,578	4.0%	8,368	>	6.0%

Tier I capital (to total average assets)
Mayflower Bancorp, Inc.	18,686	7.6%	9,881	4.0%	12,351	>	5.0%
Mayflower Co-operative Bank	18,642	7.5%	9,878	4.0%	12,348	>	5.0%

P.	Fair Values of Financial Instruments:

The estimated fair values of the Company’s financial instruments at April 30, 2010 and 2009 are as follows:

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2010 AND 2009

	April 30, 2010		April 30, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
		(In Thousands)
Financial assets:
Cash and due from banks	$4,559	$4,559	$4,192	$4,192
Federal funds sold and interest bearing deposits in banks	15,914	15,914	6,184	6,184
Investment securities	94,369	95,473	90,261	91,164
Loans, net	120,545	121,990	131,111	133,190
Accrued interest receivable	926	926	1,022	1,022
Deposits with The Co-operative Central Bank	449	449	449	449
Stock in Federal Home Loan Bank of
Boston	1,650	1,650	1,650	1,650
Financial liabilities:
Deposits	225,317	225,726	213,957	215,134
Advances and borrowings	7,500	7,985	13,888	14,679

Q.	Fair Value Measurements:

The balances of assets and liabilities measured at fair value as of April 30, 2010 and 2009 are as follows:

	Assets at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
(In Thousands)	April 30, 2010
Financial instruments measured at fair value on a recurring basis:
Securities available-for-sale	$49,576	$—	$49,576	$—
Financial instruments measured at fair value on a nonrecurring basis:
Impaired loans	$1,100	$—	$1,100	$—
Real estate acquired by foreclosure	$1,815	$—	$1,815	$—

	Assets at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
(In Thousands)	April 30, 2009
Financial instruments measured at fair value on a recurring basis:
Securities available-for-sale	$45,022	$—	$45,022	$—
Financial instruments measured at fair value on a nonrecurring basis:
Impaired loans	$595	$—	$595	$—
Real estate acquired by foreclosure	$590	$—	$590	$—

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2010 AND 2009

R.	Parent Company Financial Statements:

The following are the condensed financial statements for Mayflower Bancorp, Inc. (the “Parent Company”) only:

BALANCE SHEETS
(In Thousands)
	April 30
	2010	2009
ASSETS
Cash	$5	$1
Investment in subsidiary	20,413	19,272
Refundable income taxes	6	4
Deferred income tax asset, net	56	61

Total Assets	$20,480	$19,338

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accrued expenses and other liabilities	$—	$—

Total Liabilities	—	—

Commitments and contingencies

STOCKHOLDERS’ EQUITY
Preferred stock $1.00 par value; authorized 5,000,000 shares; issued – none
Common stock $1.00 par value; authorized 15,000,000 shares; issued 2,078,985 shares in 2010 and 2,085,886 shares in 2009	2,079	2,086
Additional paid-in capital	4,300	4,311
Retained earnings	13,293	12,747
Accumulated other comprehensive income	808	194

Total Stockholders’ Equity	20,480	19,338

Total Liabilities and Stockholders’ Equity	$20,480	$19,338

STATEMENTS OF INCOME
(In Thousands)
	Year Ended April 30
	2010	2009
Dividends received from subsidiary	$639	$836

Non-interest expense (income)	1	(2)

Income before income taxes	638	838
Income tax expense	2	3

Income before equity in undistributed earnings of subsidiary	636	835
Equity in undistributed earnings (loss) of subsidiary	527	(800)

Net income	$1,163	$35

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2010 AND 2009

STATEMENTS OF CASH FLOWS
(In Thousands)
	Year Ended April 30
	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,163	$35

Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed (earnings) loss of subsidiary	(527)	800
(Increase) decrease in refundable income taxes	(2)	—
Deferred tax expense	5	4

Net cash provided by operating activities	639	839

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Company stock	—	13
Repurchase of Company stock	(51)	(62)
Dividends paid	(584)	(835)

Net cash used by financing activities	(635)	(884)

Net increase (decrease) in cash	4	(45)

Cash, beginning of year	1	46

Cash, end of year	$5	$1

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2010 AND 2009

S.	Quarterly Data (Unaudited):

Consolidated operating results on a quarterly basis for the years ended April 30, 2010 and 2009 are summarized as follows (in thousands, except per share data):

	2010				2009
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Interest income	$2,712	$2,786	$2,854	$2,927	$2,964	$3,101	$3,157	$3,184
Interest expense	571	706	973	1,089	1,152	1,230	1,295	1,391

Net interest income	2,141	2,080	1,881	1,838	1,812	1,871	1,862	1,793
Provision for loan losses	140	75	—	—	—	—	—	—

Net interest income after provision for loan losses	2,001	2,005	1,881	1,838	1,812	1,871	1,862	1,793

Noninterest income:
Gain on sales of mortgages	80	73	81	189	263	217	45	19
Gain (loss) on sales and writedowns of investments	109	28	128	3	1	—	(1,930)	(14)
Other	279	274	287	266	236	267	308	265

Total noninterest income	468	375	496	458	500	484	(1,577)	270

Noninterest expense	(1,973)	(1,888)	(1,979)	(1,962)	(1,858)	(1,766)	(1,846)	(1,715)

Income (loss) before income taxes	496	492	398	334	454	589	(1,561)	348
Provision (benefit) for income taxes	183	176	96	102	149	202	(654)	98

Net income (loss)	$313	$316	$302	$232	$305	$387	$(907)	$250

Basic earnings (loss) per share	$0.15	$0.15	$0.15	$0.11	$0.15	$0.19	$(0.44)	$0.12

Diluted earnings (loss) per share	$0.15	$0.15	$0.15	$0.11	$0.15	$0.19	$(0.44)	$0.12

CORPORATE INFORMATION

Mayflower Bancorp, Inc. and Subsidiary

DIRECTORS	OFFICERS	INDEPENDENT AUDITOR
Parent, McLaughlin & Nangle
E. Bradford Buttner	Edward M. Pratt	Certified Public Accountants, Inc.
Senior Vice President – Investments	President and Chief Executive Officer	160 Federal Street
Janney Montgomery Scott LLC		Boston, MA 02110
Maria Vafiades
Paul R. Callan	Vice President and Chief Financial Officer	CORPORATE COUNSEL
Attorney		Kilpatrick Stockton LLP
	John J. Biggio	607 14th Street, NW, Suite 900
Charles N. Decas	Vice President and Senior Loan Officer	Washington, DC 20005
Retired Clerk Magistrate
Falmouth District Court	Stergios M. Kostas	STOCK LISTING
	Vice President - Retail Banking	Mayflower Bancorp, Inc.
M. Sandra Fleet		is traded over-the-counter on the
Admissions and Marketing Representative Tremont Rehabilitation and Skilled Care Center	Matthew L. Shaw Vice President - Information Technology	Nasdaq National Market under the symbol “MFLR”.
	Clorinda A. Dunphy	TRANSFER AGENT
William H. Fuller	Assistant Vice President and	American Stock Transfer and
President	Human Resource Officer	Trust Company
Professional Bartending Services		Shareholder Services Division
	Karen Gallipoli	59 Maiden Lane
William C. MacLeod	Assistant Vice President and Residential	New York, NY 10038
Retired President and CEO	Lending Officer
Mayflower Bank		FOR STOCKHOLDER INFORMATION CONTACT
	Timothy M. Coe	Jean Michael
Diane A. Maddigan	Assistant Vice President	Mayflower Bancorp, Inc.
Accountant		P.O. Box 311
Maddigan Tax Service	Patrick J. Gaughan	Middleboro, MA 02346
	Assistant Vice President	(508) 947-4343
Joseph B. Monteiro
Retired Postmaster	Stephen N. Sooy	ANNUAL MEETING
Buzzards Bay, MA	Assistant Vice President	An Annual Meeting of Stockholders
will be held at 10:00 a.m. on Tuesday,
Edward M. Pratt	Heather Johnson	August 24, 2010 at the Fireside Grille
President and CEO	Assistant Vice President and Deposit Operations	Restaurant, Route 18, Middleboro,
Mayflower Bank	Manager	Massachusetts.

David R. Smith, Jr.	Laura A. Hermanson	FORM 10-K ANNUAL REPORT
Retired President	Assistant Treasurer and Consumer Loan Officer	A copy of the Company’s Annual Report on
Lawrence Ready Mixed		Form 10-K as filed with the SEC is available
Concrete Corporation	Molly R. Garcia	to the Company’s stockholders upon written
	Assistant Vice President and Branch Manager	request to: Stockholder Relations,
Geoffrey T. Stewart		Mayflower Bancorp, Inc., P.O. Box 311,
Administrator	Robin G. Martin	Middleboro, MA 02346.
Newfield House	Assistant Vice President and Branch Manager
MEMBER FDIC
	Christine Amaral	MEMBER SIF
	Assistant Treasurer and Branch Manager	ALL DEPOSITS INSURED IN FULL

Sonia Gallo
Assistant Treasurer and Branch Manager

Kimberly Kelsch
Assistant Treasurer and Branch Manager

Elizabeth Mazzone
Assistant Treasurer and Branch Manager