Form 10-K, Exhibit 13
period 2011-04-30
Mayflower Bancorp Inc
filed 2011-07-21
CIK 1381639

Exhibit 13

COMPANY PROFILE

Mayflower Bancorp, Inc. and Subsidiary

Mayflower Bancorp, Inc. is a Massachusetts chartered holding company whose principal subsidiary is Mayflower Co-operative Bank.

Founded in 1889 as Mayflower Co-operative Bank to foster the goal of affordable home ownership, the Company today is a stock-owned institution with assets in excess of $246 million. As a State chartered entity serving Southeastern Massachusetts from its main office in Middleboro and seven full-service branch offices in Plymouth, Rochester, Wareham, Bridgewater and Lakeville, Massachusetts, its deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to applicable limits, with excess amounts insured by the Share Insurance Fund (SIF) of The Co-operative Central Bank of Massachusetts.

Today, Mayflower provides a full range of banking services to individuals, families and small businesses alike, while continuing to emphasize home mortgage financing as the cornerstone of its activity as a community bank.

Mayflower Bancorp’s continued commitment to unparalleled service, accessibility and responsiveness to its customers and their requirements distinguishes it in the banking industry today. This tradition of service and focus on relationship banking continues to serve as the Company’s foundation, and defines both its past and its future as well.

FINANCIAL HIGHLIGHTS

Mayflower Bancorp, Inc. and Subsidiary

	April 30
(Dollars in Thousands, Except Per Share Data)	2011	2010	2009
Balance Sheet
Total assets	$246,883	$255,530	$249,545
Loans, net	124,497	120,545	131,111
Investment securities	91,904	94,369	90,261
Deposits	221,023	225,317	213,957
Advances and borrowings	3,500	7,500	13,888
Stockholders’ equity	21,177	20,480	19,338

Operations
Net interest income	8,497	7,940	7,338
Provision for loan losses	201	215	—
Net income	1,338	1,163	35
Basic earnings per share	$0.64	$0.56	$0.02
Diluted earnings per share	$0.64	$0.56	$0.02

Other Data
Return on average stockholders’ equity	6.41%	5.83%	0.19%
Return on average assets	0.54%	0.47%	0.02%
Dividend payout ratio	37.37%	50.21%	2,385.71%
Non-performing assets as a percentage of total assets	1.18%	0.91%	0.37%

[LETTERHEAD OF MAYFLOWER BANCORP, INC.]

As before, on behalf of the officers and directors of Mayflower Bancorp, Inc. and those affiliated with its subsidiary, Mayflower Bank, it is my privilege to present our Annual Report for Fiscal Year 2011. As always, the presentations and discussions it contains serve to document our performance for the year and will prompt your questions, comments, and opinions relative to our efforts and results. We look forward to speaking with you in that regard.

The twelve-month period covered by this report was very difficult for many financial institutions, as they fought to generate the capital and liquidity necessary for them to survive. Many of those fights were lost, due in part to the unrelenting pressures of bad decisions, a poor economy, and stern regulatory scrutiny. Other such battles were won in pyrrhic fashion, leaving the surviving institution to struggle in a wounded state.

This period was no less difficult for Mayflower, in some instances for different reasons, but with a vastly different outcome. Still standing, our capital position was strong throughout the year, always remaining substantially higher, in all respects, than levels required by regulators to be considered well-capitalized. And, we remained extremely liquid by any calculation, with negligible borrowed money and plentiful sources of available funding.

Indeed, while repaying borrowed money during the year and continuing the successful rebalancing of our deposit portfolio toward core accounts and away from higher cost certificates of deposit, the Bank increased both its net interest income and its loan portfolio, while the Company generated greater profitability and still higher capital ratios.

Still, in this continuing economic crisis, confronted as we are by an intractable economy, an ever-growing regulatory and compliance burden, and a slew of other challenges, what lessons learned can we apply to the coming year and future periods?

The first, I believe, confirms that which we already knew: that there are no easy solutions to the challenges that confront us, no silver bullets to be fired. Rather, the diligent execution of prudent and appropriate policies and strategies remains the best course to address and resolve those issues, and to avoid many of them in the first place.

The second lesson is that it remains highly problematic, and indeed dangerous, to sacrifice long-term goals for the purpose of emphasizing short-term results. We have indicated previously that Mayflower has not sacrificed future results in the interests of short-term expediency. Against the backdrop of so many failures of institutions that exhibited extreme levels of leverage, pursued highly speculative, heavily concentrated strategies, or ignored risky corporate behavior, the wisdom of our pragmatic policy in this regard has never been more clear.

Finally, we are reminded that our brand of banking remains highly local and intensely individual. As the community bank of choice in all of the towns we serve, we have the ability to know and understand, and the opportunity to help both current clients and potential customers to a degree unattainable by any other financial institution. That ability is partly a function of scale, but also of our conscious choice to operate in an ethical fashion anchored by the conviction that all parties to a long-term relationship should reap appropriate, mutual benefit from it.

As a function of those lessons, in our case, reinforced over the past year, and the continued strength of our Bank, we remain optimistic for our future performance and circumstance, and as always, appreciative of your confidence and support.

Sincerely yours,

/S/ Edward M. Pratt

Edward M. Pratt

President and Chief Executive Officer

SELECTED FINANCIAL DATA

Mayflower Bancorp, Inc. and Subsidiary

	At April 30
(Dollars in Thousands, Except Per Share Data)	2011	2010	2009	2008	2007
Balance Sheet and Other Data:
Total assets	$246,883	$255,530	$249,545	$243,751	$242,307
Interest-bearing deposits in banks	6,256	15,914	6,184	2,975	3,919
Investment securities, including mortgage-backed securities	91,904	94,369	90,261	94,843	80,887
Loans, net	124,497	120,545	131,111	125,336	137,003
Stock in the FHLB of Boston	1,650	1,650	1,650	1,650	1,650
Deposits	221,023	225,317	213,957	204,176	200,859
Advances and borrowings	3,500	7,500	13,888	18,659	20,558
Stockholders’ equity	21,177	20,480	19,338	19,889	19,617
Book value per share	10.21	9.85	9.27	9.51	9.36

	Years Ended April 30
(Dollars in Thousands, Except Per Share Data)	2011	2010	2009	2008	2007
Operating Data:
Interest income	$10,415	$11,279	$12,406	$13,459	$13,439
Interest expense	1,918	3,339	5,068	6,671	6,326

Net interest income	8,497	7,940	7,338	6,788	7,113
Provision for loan losses	201	215	—	—	120

Net interest income after provision for loan losses	8,296	7,725	7,338	6,788	6,993
Noninterest income:
Loan origination and other loan fees	145	123	136	113	174
Customer service fees	666	719	695	710	700
Gain (loss) on sales and writedowns of investment securities and loans,net	766	691	(1,399)	359	196
Other	344	264	245	249	191

Total noninterest income	1,921	1,797	(323)	1,431	1,261

Noninterest expense	8,142	7,802	7,185	6,742	6,675

Income (loss) before income taxes	2,075	1,720	(170)	1,477	1,579
Provision (benefit) for income taxes	737	557	(205)	421	532

Net income	$1,338	$1,163	$35	$1,056	$1,047

Per Share Data:
Basic earnings per share	$0.64	$0.56	$0.02	$0.50	$0.50
Diluted earnings per share	$0.64	$0.56	$0.02	$0.49	$0.49
Weighted average basic shares outstanding	2,082	2,083	2,090	2,096	2,090
Weighted average diluted shares outstanding	2,082	2,088	2,176	2,139	2,135
Dividends paid per share	$0.24	$0.28	$0.40	$0.40	$0.40
Selected Ratios:
Return on average assets	0.54%	0.47%	0.02%	0.44%	0.43%
Return on average stockholders’ equity	6.41%	5.83%	0.19%	5.39%	5.50%
Stockholders’ equity to assets (1)	8.58%	8.01%	7.75%	8.16%	8.10%
Tier 1 capital to average assets	8.35%	7.90%	7.56%	8.10%	8.16%
Interest rate spread	3.77%	3.53%	3.22%	2.91%	2.99%
Dividend payout ratio	37.37%	50.21%	2,385.71%	79.36%	79.96%

(1)	This ratio is based on year-end balances.

BUSINESS OF THE COMPANY

General:

Mayflower Bancorp, Inc. (the “Company”) is a Massachusetts chartered holding company whose principal subsidiary is Mayflower Co-operative Bank (the “Bank”).

The primary business of the Bank is to acquire funds in the form of deposits from the general public and to make loans for the construction, purchase and refinancing of residential and commercial real estate and, to a lesser extent, to make commercial business and consumer loans in its primary market area. The Bank considers its primary market area to be Southeastern Massachusetts, to include a primary focus on Plymouth County. The Bank’s operations are conducted through eight full-service offices in Middleboro, Plymouth, Wareham, Rochester, Bridgewater, and Lakeville.

The Bank offers a variety of deposit accounts to both individuals and commercial customers. Deposits are insured in full through the combination of the Federal Deposit Insurance Corporation (“FDIC”) and the Share Insurance Fund (“SIF”) of The Co-operative Central Bank. SIF insurance provides an advantage for the Company as some competitors cannot offer this coverage. Additionally, under the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”), all noninterest bearing transaction accounts and Interest on Lawyer Trust Accounts (“IOLTAs”) are fully guaranteed by the FDIC for the entire amount in the account through December 31, 2012. Coverage under Dodd-Frank is in addition to and separate from the coverage available under the FDIC’s general deposit insurance rules. The Bank also offers its retail banking customers numerous additional banking advantages with various products and services such as on-line banking, debit cards, checking account overdraft protection, telephone banking and home equity loans.

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

The Bank believes its capital resources, including deposits, scheduled loan repayments, revenue generated from the sales of loans and investment securities, unused borrowing capacity at the Federal Home Loan Bank of Boston, the Federal Reserve Bank and The Co-operative Central Bank as well as revenue from other sources are adequate to meet its funding commitments. At April 30, 2011 and 2010, the Bank’s capital ratios exceeded the regulatory levels required to be considered well-capitalized.

Lending Activities:

Net of its reserve for loan loss, the Bank’s loan portfolio totaled $124.5 million as of April 30, 2011, which represented 50.4% of total assets. The Bank offers conventional mortgage loans, construction loans, home equity loans and lines of credit secured by residential properties, as well as commercial real estate mortgages and commercial business loans. The Bank also makes consumer loans on a secured and unsecured basis.

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

Investment Activities:

The Bank believes it is proper to maintain an investment portfolio that provides a source of income as well as a source of liquidity to meet loan demand and to fund fluctuations in its deposit base. The relative mix of investment securities and loans in the Bank’s portfolio is dependent upon loan demand as well as the relative attractiveness of yields available on loans as compared to yields on short-term investment securities. At April 30, 2011, the Bank’s portfolio of investment securities and interest-bearing deposits in banks totaled $98.2 million which represented 39.8% of total assets. This portfolio included U.S. Government agency obligations, mortgage-backed and related securities, corporate notes, municipal obligations, interest-bearing deposits in banks, and other types of equity securities.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements:

This report includes certain forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Those factors include the economic environment, competition, products and pricing in geographic and business areas in which Mayflower Bancorp, Inc. (“the Company”) and its wholly owned subsidiary, Mayflower Co-operative Bank (the “Bank”) operate, prevailing interest rates, changes in government regulations and policies affecting financial services companies, credit quality and credit risk management, and the other risks described under Item 1.A of the Company’s annual report on Form 10-K for the year ended April 30, 2011. The Company undertakes no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of this report.

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

Any significant changes in these assumptions and/or conditions could result in higher than estimated losses that could adversely affect the Company’s earnings. In addition, regulatory agencies, as part of their examination process, periodically review the Company’s allowance for loan losses and may require the Company to recognize additional allowances based on judgments different than those of management, which could also adversely affect the Company’s earnings. Refer to the discussion of Allowance for Loan Losses in the Business Section of the Company’s Form 10-K for the year ended April 30, 2011 and Note A to Consolidated Financial Statements for a further description of the allowance for loan losses.

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

Financial Condition:

At April 30, 2011, the Company’s total assets were $246.9 million as compared to $255.5 million at April 30, 2010, a decrease of $8.6 million or 3.4%. During the year ended April 30, 2011, cash and cash equivalents decreased by $8.7 million and total investments decreased by $2.5 million. These were offset by an increase in net loans receivable of $4.0 million. Additionally, real estate acquired by foreclosure decreased by $604,000 and other assets decreased by $893,000.

During the fiscal year ended April 30, 2011, the Company originated residential mortgages totaling $29.7 million, compared to $23.0 million originated for the same period one year ago. During fiscal year 2011, the Company sold $20.6 million of fixed-rate residential loans in the secondary mortgage market, generating gains of $472,000. This compares to sales of $21.9 million for the prior year, with realized gains of $423,000. This activity, combined with other mortgage payoffs and regularly scheduled amortization, resulted in a $1.9 million increase, or 4.1%, in residential loan balances as compared to April 30, 2010.

Additionally, since April 30, 2010, commercial mortgage balances have increased by $2.5 million and net construction loans outstanding have increased by $733,000. These increases were offset by decreases of $684,000 in home equity loans and lines of credit, and by a decrease of $360,000 in commercial loans outstanding. In aggregate, net loans outstanding increased by $4.0 million from $120.5 million at April 30, 2010 to $124.5 million at April 30, 2011.

Non-performing assets are comprised of non-accrual loans, non-accrual investments and real estate acquired by foreclosure. Non-performing loans consist of loans that are more than 90 days past due and loans less than 90 days past due on which the Company has ceased accruing interest. As of April 30, 2011, non-performing assets totaled $2.9 million, compared to $2.3 million at April 30, 2010. During the period, the Company was able to resolve certain previously classified non-performing loans and charged off others. However, during the year ended April 30, 2011, six additional loans with balances totaling approximately $1.6 million were classified as non-performing. This $1.6 million was comprised of four residential first mortgages totaling $1.1 million, one commercial mortgage with a balance of $456,000 and one home equity line of credit with a balance of $40,000. At April 30, 2011, non-performing assets represented 1.18% of total assets compared to 0.91% of total assets at April 30, 2010.

At April 30, 2011, the Company’s allowance for loan losses was $1,214,000, which represented 0.98% of net loans receivable and 71.3% of non-performing loans at that date. This compares to a loan loss reserve balance of $1,194,000 at April 30, 2010, which represented 0.99% of net loans receivable and 232.3% of non-performing loans. During the year, the Company provided $201,000 to replenish the reserve and charged off, net of recoveries, $123,000 in commercial mortgages, $48,000 in commercial loans, and $10,000 in consumer loans. Management continues to closely monitor the loan portfolio and will continue to provide for potential losses as they become likely. The Company’s loan portfolio continues to rely heavily on the strength of the local real estate market and a significant deterioration in that market or other negative economic conditions could have a negative impact on the Company’s results. In addition, commercial business, construction, and commercial real estate financing are generally considered to involve a higher degree of credit risk than long-term financing of residential properties due to their higher potential for default and the possible difficulty of disposing of the underlying collateral. As management continues to monitor the Company’s loan portfolio, higher provisions for loan losses and foreclosed property expense may be required should economic conditions worsen or the levels of non-performing assets increase.

The Company also maintains an allowance for loan losses on off-balance sheet credit exposures (reflected separately on the balance sheet). This allowance totaled $110,000 at April 30, 2011 and 2010. This allowance is intended to protect the Company against losses on undrawn or unfunded loan commitments made to customers.

Total deposits, after interest credited, decreased by $4.3 million due primarily to a reduction of $7.6 million in certificates of deposit and a reduction of $1.9 million in money market deposit accounts, partially offset by an increase of $5.1 million in checking and savings accounts. These fluctuations are the result of a management decision to reduce interest rates paid on certificates of deposit, which the Company considers non-core. Additionally, during the year, wholesale advances and other borrowings decreased by $4.0 million, from $7.5 million at April 30, 2010 to $3.5 million at April 30, 2011.

Total stockholders’ equity increased by $697,000 when compared to April 30, 2010. The increase in total equity is due to net income for the year of $1,338,000 and the exercise of employee stock options totaling $53,000. These increases in total equity were partially offset during the year by dividends paid of $0.24 per share totaling $500,000, Company stock repurchases totaling $100,000, and a decrease of $94,000 in the net unrealized gain on securities available-for-sale.

RESULTS OF OPERATIONS

Mayflower Bancorp, Inc.

Comparison of the years ended April 30, 2011 and April 30, 2010

General:

Net income for the year ended April 30, 2011 was $1,338,000 compared with $1,163,000 for the year ended April 30, 2010, an increase of $175,000 or 15.0%. Net interest income increased by $557,000, the provision for loan losses decreased by $14,000, total non-interest income increased by $124,000, and total non-interest expense increased by $340,000.

The Company’s results largely depend upon its net interest margin, which is the difference between the income earned on loans and investments, and the interest paid on deposits and borrowings as a percentage of average interest-earning assets. During the year ended April 30, 2011, the Company’s net interest margin increased from 3.53% to 3.77%, primarily a result of shorter-term certificates of deposit repricing into lower rates, as offset by reduced yields earned on investments and loans.

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

	2010 vs. 2011
	Changes Due to
	Increase (Decrease)
(In Thousands)	Total	Volume	Rate	Rate/ Volume
Interest income:
Loans receivable	$(211)	$113	$(319)	(5)
Investment securities	(656)	(118)	(555)	17
Interest-bearing deposits in banks	3	3	—	—

Total	(864)	(2)	(874)	12

Interest expense:
Deposits	(1,194)	67	(1,233)	(28)
Borrowed funds	(227)	(228)	2	(1)

Total	(1,421)	(161)	(1,231)	(29)

Increase in net interest income	$557	$159	$357	41

Interest and dividend income:

Total interest and dividend income decreased by $864,000 or 7.7% to $10.4 million for the year ended April 30, 2011. Interest income from loans receivable decreased by $211,000. This decrease was due to a decrease in the average rate earned on loans from 6.00% in 2010 to 5.74% in 2011, offset by an increase of $1.9 million in the average balance of loans outstanding. Interest and dividend income on investment securities decreased by $656,000 as a result of decrease in the average yield earned, from 4.08% in 2010 to 3.49% in 2011, coupled with a decrease of $2.9 million in the average balance of investments. Income received from interest-bearing deposits in banks increased by $3,000 as a result of an increase of $1.3 million in the average balance of these deposits.

Interest expense:

Total interest expense decreased by $1.4 million or 42.6% to $1.9 million for the year ended April 30, 2011. Interest expense on deposits decreased by $1.2 million or 41.1% as a result of a decrease in the average rate paid, from 1.35% in 2010 to 0.78% in 2011, offset by an increase of $4.9 million in the average balance of deposits. Interest expense on borrowed funds decreased by $227,000 or 52.3% for the year ended April 30, 2011. This decrease was due to a decrease of $5.6 million in the average balance of borrowed funds, offset by a slight increase in the average rate paid on advances, from 4.08% in 2010 to 4.10% in 2011.

Provision for loan losses:

The provision for loan losses was $201,000 for the year ended April 30, 2011, compared to $215,000 for the year ended April 30, 2010. The allowance for loan losses is maintained at a level that management considers adequate to provide for probable losses based upon evaluation of known and inherent risks in the loan portfolio. In determining the appropriate level for the allowance for loan loss, the Company considers past loss experience, evaluations of underlying collateral, prevailing economic conditions, the nature of the loan portfolio and levels of non-performing and other classified loans. While management uses available information to recognize loan losses, future additions to the allowance may be necessary based on additional increases in non-performing loans, changes in economic conditions, or for other reasons.

Non-interest income:

Non-interest income increased by $124,000 for the year ended April 30, 2011 as compared to the year ended April 30, 2010. This increase was primarily due to an increase of $26,000 in gains on sales of investments, coupled with an increase of $49,000 in gains on sales of loans, and an increase of $22,000 in loan origination and other loan fees. Additionally, debit card interchange income increased by $31,000 and other income increased by $49,000, primarily due to the receipt of a special dividend of $36,000 from The Co-operative Central Bank, the Company’s excess deposit insurer. These increases were offset by a decrease of $53,000 in customer service fees, primarily a result of reduced return check fee income and reduced ATM surcharge income.

Non-interest expense:

Total non-interest expense increased by $340,000 or 4.4% for the year ended April 30, 2011. This increase was partially a result of an increase of $131,000 in losses and related expenses of foreclosed real estate and includes expenses related to foreclosing on collateral, maintaining properties, subsequent write-downs in the value of collateral and any net losses or gains associated with their disposition. During the fiscal year ended April 30, 2011, losses and writedowns on sales of foreclosed real estate increased by $133,000 and expenses relating to property maintenance decreased by $2,000. Salary and benefit expense increased by $225,000 due to salary adjustments and increased retirement and other benefit costs. Also contributing to the increase in operating expenses was an increase of $37,000 in data processing expense, an increase of $10,000 in occupancy and equipment expense, and an increase of $7,000 in other expenses. These expense increases were offset by a reduction of $70,000 FDIC assessment expense, a result of the elimination of FDIC special assessment paid during the prior fiscal year ended April 30, 2010.

Provision for income taxes:

The provision for income taxes was $737,000 for the year ended April 30, 2011 compared to a tax of $557,000 for the year ended April 30, 2010. Effective income tax rates were 35.5% and 32.4%, respectively, for the 2011 and 2010 periods. The lower effective tax rate in comparison to statutory rates is reflective of income earned by a non-Bank investment subsidiary, which is taxed, for state purposes, at a lower rate. The increase in the effective tax rate for the current year ended April 30, 2011 is due to a higher proportion of net income earned by the Bank entity as compared to its non-Bank investment subsidiary. Accordingly, a greater proportion of net income was taxed at a higher tax rate in the fiscal year ended April 30, 2011 as compared to the fiscal year ended April 30, 2010.

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

	2011			2010
	Average Balance	Interest	Rate (Annualized)	Average Balance	Interest	Rate (Annualized)
	(In Thousands)
Interest-earning assets:
Loans receivable	$125,333	$7,193	5.74%	$123,447	$7,404	6.00%
Investment securities	91,649	3,202	3.49%	94,535	3,858	4.08%
Interest-bearing deposits in banks	8,527	20	0.23%	7,196	17	0.24%

All interest-earning assets	$225,509	10,415	4.62%	$225,178	11,279	5.01%

Interest-bearing liabilities:
Deposits	$219,644	1,711	0.78%	$214,700	2,905	1.35%
Borrowed funds	5,051	207	4.10%	10,634	434	4.08%

All interest-bearing liabilities	$224,695	1,918	0.85%	$225,334	3,339	1.48%

Net interest income		$8,497			$7,940

Interest rate spread			3.77%			3.53%

Net interest margin			3.77%			3.53%

Liquidity and Capital Resources:

The Company’s primary sources of liquidity are deposits, loan payments and payoffs, investment income, maturities and principal repayments of investments, and advances from the Federal Home Loan Bank of Boston. The Bank has also established a line of credit with The Federal Reserve Bank, collateralized by certain Government Sponsored Agencies. Additionally, as a member of The Co-operative Central Bank’s Reserve Fund, the Company has a right to borrow from the Reserve Fund for short-term cash needs, although it has not recently exercised this right. The Company’s liquidity management program is designed to insure that sufficient funds are available to meet its daily cash requirements.

The Company believes its capital resources, including deposits, scheduled loan repayments, revenue generated from the sales of loans and investment securities, unused borrowing capacity at the Federal Home Loan Bank of Boston, and revenue from other sources will be adequate to meet its funding commitments. At April 30, 2011 and April 30, 2010, the Company’s capital ratios were in excess of regulatory requirements.

Impact of Inflation:

The Consolidated Financial Statements and related consolidated financial data presented herein have been prepared in accordance with U.S. generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power over time due to inflation. The primary impact of inflation on the operations of the Company is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on financial institutions’ performance than the effects of general levels of inflation.

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

High and low sales prices and dividends paid during the years ended April 30, 2011 and 2010 are as follows:

Quarterly Sales Prices	High	Low	Dividends Paid
2010
1st Quarter ended July 31, 2009	$8.17	$6.55	$0.10
2nd Quarter ended October 31, 2009	$8.35	$6.69	$0.06
3rd Quarter ended January 31, 2010	$7.18	$5.79	$0.06
4th Quarter ended April 30, 2010	$8.10	$6.25	$0.06

2011
1st Quarter ended July 31, 2010	$8.35	$6.84	$0.06
2nd Quarter ended October 31, 2010	$10.25	$7.76	$0.06
3rd Quarter ended January 31, 2011	$9.84	$8.18	$0.06
4th Quarter ended April 30, 2011	$9.01	$7.75	$0.06

The Company may not declare or pay dividends on its capital stock if the effect would cause its capital to be reduced below regulatory requirements or otherwise violate applicable regulatory requirements. As of July 5, 2011, the Company had approximately 230 shareholders of record of 2,073,509 outstanding shares of common stock. This does not reflect the number of persons or entities who hold their common stock in nominee or “street” name through various brokerage firms.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of April 30, 2011, using the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on our assessment, we believe that, as of April 30, 2011, the Company’s internal control over financial reporting is effective.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

/s/ Edward M. Pratt	/s/ Maria Vafiades
Edward M. Pratt	Maria Vafiades
President and Chief Executive Officer	Vice President and Chief Financial Officer

[LETTERHEAD OF PARENT, McLAUGHLIN & NANGLE]

INDEPENDENT AUDITOR’S REPORT

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

Middleboro, Massachusetts

We have audited the accompanying consolidated statements of financial condition of Mayflower Bancorp, Inc. (the Company) and Subsidiary as of April 30, 2011 and 2010, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mayflower Bancorp, Inc. and Subsidiary as of April 30, 2011 and 2010, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Parent, McLaughlin & Nangle
PARENT, McLAUGHLIN & NANGLE Certified Public Accountants, Inc.

Boston, Massachusetts

July 11, 2011

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	April 30
(In Thousands)	2011	2010
ASSETS
Cash and cash equivalents:
Cash and due from banks	$5,534	$4,559
Interest-bearing deposits in banks	6,256	15,914

Total cash and cash equivalents	11,790	20,473
Investment securities (Note B):
Securities available-for-sale	46,350	49,576
Securities held-to-maturity	45,554	44,793

Total investment securities	91,904	94,369
Loans receivable, net (Note C)	124,497	120,545
Accrued interest receivable (Note E)	891	926
Real estate held for investment	1,008	1,020
Real estate acquired by foreclosure	1,211	1,815
Premises and equipment, net (Note F)	11,073	11,147
Deposits with The Co-operative Central Bank	449	449
Stock in Federal Home Loan Bank of Boston, at cost	1,650	1,650
Refundable income taxes (Note I)	134	25
Deferred income taxes (Note I)	855	797
Other assets	1,421	2,314

Total Assets	$246,883	$255,530

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits (Note G)	$221,023	$225,317
Advances and borrowings (Note H)	3,500	7,500
Advances from borrowers for taxes and insurance	154	213
Allowance for loan losses on off-balance sheet credit exposures	110	110
Accrued expenses and other liabilities	919	1,910

Total Liabilities	225,706	235,050

Commitments and contingencies (Notes K and M)
STOCKHOLDERS’ EQUITY (Note M)
Preferred stock $1.00 par value; authorized 5,000,000 shares; issued - none	—	—
Common stock $1.00 par value; authorized 15,000,000 shares; issued 2,075,035 shares in 2011 and 2,078,985 shares in 2010	2,075	2,079
Additional paid-in capital	4,326	4,300
Retained earnings	14,062	13,293
Accumulated other comprehensive income	714	808

Total Stockholders’ Equity	21,177	20,480

Total Liabilities and Stockholders’ Equity	$246,883	$255,530

See accompanying notes to consolidated financial statements.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended April 30
	2011	2010
	(In Thousands, Except Per Share Data)
INTEREST INCOME:
Loans receivable	$7,193	$7,404
Securities held-to-maturity	1,505	1,794
Securities available-for-sale	1,697	2,064
Interest-bearing deposits in banks	20	17

Total interest income	10,415	11,279

INTEREST EXPENSE:
Deposits	1,711	2,905
Borrowed funds	207	434

Total interest expense	1,918	3,339

NET INTEREST INCOME	8,497	7,940
PROVISION FOR LOAN LOSSES	201	215

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	8,296	7,725

NONINTEREST INCOME:
Loan origination and other loan fees	145	123
Customer service fees	666	719
Interchange income	204	173
Gain on sales of investment securities, net	294	268
Gain on sales of mortgage loans	472	423
Other	140	91

Total noninterest income	1,921	1,797

NONINTEREST EXPENSE:
Compensation and fringe benefits	4,232	4,007
Occupancy and equipment	1,133	1,123
FDIC assessment	316	386
Losses and expenses of foreclosed real estate	259	128
Other (Note J)	2,202	2,158

Total noninterest expense	8,142	7,802

INCOME BEFORE INCOME TAXES	2,075	1,720
PROVISION FOR INCOME TAXES (Note I)	737	557

NET INCOME	$1,338	$1,163

Basic earnings per share	$0.64	$0.56

Diluted earnings per share	$0.64	$0.56

Weighted average basic shares outstanding	2,082	2,083
Dilutive effect of outstanding stock options	—	5

Weighted average diluted shares outstanding	2,082	2,088

See accompanying notes to consolidated financial statements.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	(In Thousands, Except Share Amounts)
BALANCE, April 30,2009	2,085,886	$2,086	$4,311	$12,747	$194	$19,338
COMPREHENSIVE INCOME:
Net income	—	—	—	1,163	—	1,163
Other comprehensive income, net of tax:
Change in unrealized gain on securities available-for-sale, net of deferred income taxes of $541,000	—	—	—	—	784	784
Reclassification adjustment for gains included in net income, net of deferred income taxes of $98,000	—	—	—	—	(170)	(170)

						614

Total comprehensive income						1,777
Purchase of Company stock	(6,901)	(7)	(11)	(33)	—	(51)
Cash dividends paid ($.28 per share)	—	—	—	(584)	—	(584)

BALANCE, April 30, 2010	2,078,985	2,079	4,300	13,293	808	20,480
COMPREHENSIVE INCOME:
Net income	—	—	—	1,338	—	1,338
Other comprehensive income, net of tax:
Change in unrealized gain on securities available-for-sale, net of deferred income taxes of $43,000	—	—	—	—	81	81
Reclassification adjustment for gains included in net income, net of deferred income taxes of $119,000	—	—	—	—	(175)	(175)

						(94)

Total comprehensive income						1,244

Issuance of shares of $1 par value common stock	7,500	7	46	—	—	53
Purchase of Company stock	(11,450)	(11)	(20)	(69)	—	(100)
Cash dividends paid ($.24 per share)	—	—	—	(500)	—	(500)

BALANCE, April 30, 2011	2,075,035	$2,075	$4,326	$14,062	$714	$21,177

See accompanying notes to consolidated financial statements.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended April 30
	2011	2010
	(In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Interest and dividends received	$10,706	$11,508
Fees and other income received	1,636	1,513
Interest paid	(1,931)	(3,357)
Cash paid to suppliers and employees	(7,206)	(8,308)
Income taxes paid	(829)	(756)

Net cash provided by operating activities	2,376	600

CASH FLOWS FROM INVESTING ACTIVITIES:
Net (increase) decrease in loans	(4,000)	9,710
Purchases of available-for-sale securities	(28,887)	(32,224)
Proceeds from sales, calls, and maturities of available-for-sale securities	32,229	28,339
Purchases of held-to-maturity securities	(37,113)	(26,904)
Proceeds from maturities and calls of held-to-maturity securities	35,705	27,272
Proceeds from sale of other real estate owned	—	40
Proceeds from sales of real estate acquired by foreclosure	355	172
Capital additions to real estate acquired by foreclosure	(76)	(444)
Purchases of premises and equipment	(423)	(766)
Other - net	51	(34)

Net cash (used in) provided by investing activities	(2,159)	5,161

CASH FLOWS FROM FINANCING ACTIVITIES:
Net (decrease) increase in deposits	(4,294)	11,360
Payments on advances and borrowings	(4,000)	(6,388)
Net decrease in advances from borrowers for taxes and insurance	(59)	(1)
Proceeds from issuance of common stock	53	-
Repurchase of Company stock	(100)	(51)
Dividends paid	(500)	(584)

Net cash (used in) provided by financing activities	(8,900)	4,336

Net (decrease) increase in cash and cash equivalents	(8,683)	10,097
Cash and cash equivalents, beginning of year	20,473	10,376

Cash and cash equivalents, end of year	$11,790	$20,473

See accompanying notes to consolidated financial statements.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Continued)

	Year Ended April 30
	2011	2010
	(In Thousands)
Reconciliations of net income to net cash provided by operating activities:
Net income	$1,338	$1,163

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	510	528
Provision for loan losses	201	215
Loss on other real estate owned	—	29
Writedown of real estate acquired by foreclosure	162	—
Premium amortization	255	134
Intangible amortization	8	14
Deferred income taxes	18	(223)
Gain sales of investment securities, net	(294)	(268)
Decrease (increase) in refundable income taxes	(109)	23
Decrease (increase) in accrued interest receivable	35	96
Decrease (increase) in prepaid expenses	292	(950)
Decrease (increase) in mortgage servicing rights	(21)	(41)
Increase (decrease) in deferred loan origination costs	9	(16)
Increase (decrease) in accrued interest payable	(13)	(18)
Increase (decrease) in accrued expenses	(15)	(86)

Total adjustments	1,038	(563)

Net cash provided by operating activities	$2,376	$600

SUPPLEMENTAL DISCLOSURES:
Total (decrease) increase in unrealized gain on securities available-for-sale	$(170)	$1,057

Loans transferred to foreclosed real estate	$295	$1,200

Proceeds from sales of real estate held for investment financed through loans	$—	$314

Proceeds from sales of foreclosed real estate financed through loans	$457	$255

Transfer of premises and equipment to real estate held for investment	$—	$1,094

See accompanying notes to consolidated financial statements.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2011 AND 2010

A.	Summary of Significant Accounting Policies:

Nature of operations:

Mayflower Bancorp, Inc. (the “Company”) is a Massachusetts chartered holding company whose principal subsidiary is Mayflower Bank (the “Bank”). The Bank operates eight full-service banking offices in Middleboro, Plymouth, Wareham, Rochester, Bridgewater, and Lakeville, Massachusetts providing a variety of deposit and lending services. As a Massachusetts chartered co-operative bank whose deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”) and the Share Insurance Fund (“SIF”), the activities of the Bank are subject to regulation, supervision and examination by federal and state regulatory authorities, including, but not limited to the FDIC, the Massachusetts Commissioner of Banks and the SIF. In addition, as a bank holding company, the Company is subject to supervision, examination and regulation by the Board of Governors of the Federal Reserve System.

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

Cash and cash equivalents:

For purposes of the statements of cash flows, the Company considers cash and cash equivalents to include cash on hand and due from banks and interest-bearing deposits in banks.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2011 AND 2010

Investment securities:

Trading securities:

Securities that are held for short-term resale are classified as trading account securities and recorded at their fair values. Realized and unrealized gains and losses on trading account securities are included in other income.

Securities held-to-maturity:

Government, federal agency, corporate debt securities, and municipal obligations that management has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using methods approximating the interest method over the period to maturity. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Premiums and discounts are amortized using methods approximating the interest method over the remaining period to contractual maturity, or estimated average life, adjusted for anticipated prepayments.

Securities available-for-sale:

Available-for-sale securities consist of investment securities not classified as trading securities or as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are excluded from earnings and are included in other comprehensive income. Realized gains on available-for-sale securities are included in other income and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method over the remaining period to contractual maturity or estimated average life.

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

The ability and willingness of borrowers to honor their repayment commitments is generally dependent on the health of the real estate sector in the borrower’s geographic areas and the general economy. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of unearned discount, deferred loan fees and the allowance for loan losses. Loan origination and commitment fees and certain direct loan origination costs are capitalized and the net amount is amortized as an adjustment of the loan yield over the contractual life of the related loans.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2011 AND 2010

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

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component may be maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

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

YEARS ENDED APRIL 30, 2011 AND 2010

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

Foreclosed real estate:

Real estate properties acquired through, or in lieu of loan foreclosure, are to be sold, and are recorded at the time of foreclosure at the lower of the carrying amount of the loan or at the fair value, less costs to sell, of the related collateral, which becomes the new basis. The excess of the balance of the loan over the estimated fair value, if any, is charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less costs to sell. Impairment losses on property to be held and used are measured as the amount by which the carrying amount of a property exceeds its fair value. Costs incurred in maintaining foreclosed real estate and subsequent adjustments to the carrying amount of the property are included in losses and expenses of foreclosed real estate, while certain costs to improve such properties are capitalized.

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

YEARS ENDED APRIL 30, 2011 AND 2010

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

Federal Home Loan Bank Stock:

The Company, as a member of the Federal Home Loan Bank of Boston (“FHLB”), is required to maintain an investment in capital stock of the FHLB. Based on redemption provisions of the FHLB, the stock has no quoted market value and is carried at cost. At its discretion, the FHLB may declare dividends on the stock.

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

The Company classifies interest resulting from underpayment of income taxes as income tax expense in the first period the interest would begin accruing according to the provisions of the relevant tax law. The Company classifies penalties resulting from underpayment of income taxes as income tax expense in the period for which the Company claims or expects to claim an uncertain tax position or in the period in which the Company’s judgment changes regarding an uncertain tax position.

Pension plan:

The Company provides pension benefits for its employees through participation in the Massachusetts Co-operative Banks’ Employees Retirement Association. It is the Company’s policy to fund pension plan costs in the year of accrual.

Stock-based compensation:

At April 30, 2011, the Company had one stock-based compensation plan, described more fully in Note M. The Company measures and recognizes compensation cost relating to share-based payment transactions based on the grant-date fair value of the equity instruments issued. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the consolidated statements of income. Share-based compensation is recognized over the period the employee is required to provide services for the award. The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options granted.

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

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2011 AND 2010

Subsequent events:

The Company has evaluated subsequent events through July 11, 2011, which is the date the financial statements were available to be issued.

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

The fair value disclosures exclude certain financial instruments and all non-financial instruments. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash, due from banks, and interest-bearing deposits in banks:

The carrying amounts reported in the statements of financial condition for cash, due from banks, and interest-bearing deposits in banks, approximate those assets’ fair values.

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

YEARS ENDED APRIL 30, 2011 AND 2010

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

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2011 AND 2010

Fair value measurements:

The Company groups its assets and liabilities measured at fair value into the following three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs as of the measurement date other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be derived from or corroborated by observable market data for substantially the full term of the assets or liabilities.

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

The Company utilizes a third party pricing service to obtain fair values for investment securities. The pricing service utilizes the following methods to value the security portfolio:

The securities measured at fair value utilizing Level 1 inputs are marketable equity securities and utilizing Level 2 inputs are corporate debt securities, municipal obligations, U.S. Government Agency obligations, including mortgage-backed and related securities, trust preferred securities and certain equity securities. The fair values represent either quoted market prices for the identical securities (Level 1 inputs) or fair values determined by pricing models that consider standard input factors such as observable market data, benchmark yields, reported trades, broker/dealer quotes, credit spreads, benchmark securities, as well as new issue data, monthly payment information, and collateral performance, among others. The Company does not currently have any Level 3 securities in its portfolio.

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

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2011 AND 2010

Recent accounting pronouncements:

In January 2010, the FASB issued Accounting Standards Update No. 2010-6, Improving Disclosures About Fair Value Measurements, which requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. This update was effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which will be effective for annual periods beginning after December 15, 2010. The Company adopted this Update, except for the roll forward of activity for Level 3 fair value measurements, and this adoption did not have a material impact on the consolidated financial statements.

In July 2010, the FASB issued Accounting Standards Update No. 2010-20, Disclosures About the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which amends Accounting Standards Codification Topic 310, Receivables. The purpose of the Update is to improve transparency by companies that hold financing receivables, including loans, leases and other long-term receivables. The Update requires such companies to disclose more information about the credit quality of their financing receivables and the credit reserves against them. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosure requirements as of April 30, 2011 of ASU 2010-20 have been incorporated in the notes to the Company’s consolidated financial statements. Disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. As this Standard amends only disclosure requirements for loans and the allowance for loan losses, adoption will have no impact on the Company’s consolidated financial statements.

In January 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-01, Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20. The amendments in ASU 2011-01 temporarily delay the effective date of the disclosures about troubled debt restructurings in ASU No. 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, for public entities. The delay is intended to allow the FASB time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated. Currently, that guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011. The deferral in ASU 2011-01 was effective January 19, 2011 (date of issuance). In April 2011, the FASB issued Accounting Standards Update No. 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. This Update will improve financial reporting by creating greater consistency in the way Generally Accepted Accounting Principles are applied for various types of debt restructuring by clarifying which loan modifications constitute troubled debt restructurings. This update is effective for interim and annual periods beginning on or after June 15, 2011, and applies retrospectively to restructurings occurring on or after the beginning of the fiscal year of adoption. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2011 AND 2010

B. Investment Securities:

Investment securities have been classified according to management’s intent. The amortized cost of securities and their approximate fair values at April 30 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	April 30, 2011
	(In Thousands)
AVAILABLE-FOR-SALE SECURITIES:
U.S. Government agency obligations	$10,481	$33	$(26)	$10,488
Corporate debt securities	500	1	—	501
Municipal obligations	2,292	80	(10)	2,362
Mortgage-backed and related securities	31,147	1,004	(10)	32,141
Trust preferred securities	750	—	(18)	732
Equity securities	—	126	—	126

	$45,170	$1,244	$(64)	$46,350

HELD-TO-MATURITY SECURITIES:
U.S. Government agency obligations	$14,995	$42	$(104)	$14,933
Municipal obligations	3,723	100	(3)	3,820
Mortgage-backed and related securities	26,836	867	(56)	27,647

	$45,554	$1,009	$(163)	$46,400

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	April 30, 2010
	(In Thousands)
AVAILABLE-FOR-SALE SECURITIES:
U.S. Government agency obligations	$14,739	$66	$(1)	$14,804
Corporate debt securities	500	—	—	500
Municipal obligations	1,977	75	—	2,052
Mortgage-backed and related securities	29,512	1,281	—	30,793
Trust preferred securities	750	—	(122)	628
Equity securities	748	73	(22)	799

	$48,226	$1,495	$(145)	$49,576

HELD-TO-MATURITY SECURITIES:
U.S. Government agency obligations	$18,756	$83	$(2)	$18,837
Municipal obligations	2,661	90	—	2,751
Mortgage-backed and related securities	23,376	954	(21)	24,309

	$44,793	$1,127	$(23)	$45,897

At April 30, 2011, debt securities with a fair value of $2,470,000 were pledged to secure advances from the Federal Reserve Bank.

Mortgage-backed and related securities consist of primarily FHLMC and FNMA certificates and other asset-backed investments.

Proceeds from sales of investment securities amounted to $4,423,000 and $6,906,000 during the years ended April 30, 2011 and 2010, respectively. Gross gains of $268,000 and $253,000 for the years ended April 30, 2011 and 2010, respectively, and no gross losses for the years ended April 30, 2011 and 2010 were realized on those sales. Additionally, gross gains of $26,000 and $15,000, respectively, were recorded on calls of investment securities.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2011 AND 2010

The scheduled maturities of securities held-to-maturity and securities (other than equity securities) available-for-sale at April 30, 2011 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Held-to-Maturity		Securities Available-for-Sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)
Due in 1 year or less	$676	$686	$752	$759
Due after 1 year through 5 years	12,244	12,257	10,985	11,011
Due after 5 years through 10 years	3,762	3,741	498	527
Due after 10 years	2,036	2,069	1,038	1,054

	18,718	18,753	13,273	13,351
Mortgage-backed and related securities	26,836	27,647	31,147	32,141

	$45,554	$46,400	$44,420	$45,492

Information pertaining to securities with gross unrealized losses at April 30, 2011, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

	Less Than Twelve Months		Twelve Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In Thousands)
Securities Available-for-Sale
U.S. Government agency obligations	$3,964	$26	$—	$—	$3,964	$26
Mortgage-backed and related securities	3,118	10	—	—	3,118	10
Municipal obligations	509	10	—	—	509	10
Trust preferred securities	—	—	732	18	732	18

Total securities available-for-sale	$7,591	$46	$732	$18	$8,323	$64

Securities Held-to-Maturity
U.S. Government agency obligations	$7,396	$104	$—	$—	$7,396	$104
Mortgage-backed and related securities	5,687	44	213	12	5,900	56
Municipal obligations	264	3	—	—	264	3

Total securities held-to-maturity	$13,347	$151	$213	$12	$13,560	$163

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

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2011 AND 2010

At April 30, 2011, the Company had 38 securities with an aggregate depreciation of approximately 1.0% from the Company’s amortized cost basis. These unrealized losses relate primarily to debt securities secured by Government-sponsored agencies and Government-sponsored mortgage-backed securities and result from changes in the bond markets since their purchase. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the securities before recovery of their amortized cost, which may be maturity, the Company does not consider these securities to be other-than-temporarily impaired at April 30, 2011.

C.	Loans Receivable:

Loans receivable at April 30 are summarized as follows:

	April 30
	2011	2010
	(In Thousands)
Mortgage loans on real estate:
Residential	$48,724	$46,814
Commercial	43,511	41,061
Construction	6,272	5,684
Home equity loans	3,521	4,329
Home equity lines of credit	17,702	17,578

	119,730	115,466
Less:
Due borrowers on unadvanced loans	(1,308)	(1,453)
Net deferred loan origination costs	93	102

	118,515	114,115

Consumer loans:
Personal	867	1,002
Loans secured by savings accounts	753	686

	1,620	1,688

Commercial loans:
Secured and unsecured	1,453	2,017
Lines of credit	4,123	3,919

	5,576	5,936

	125,711	121,739
Less allowance for loan losses	(1,214)	(1,194)

	$124,497	$120,545

Home equity lines of credit, consumer lines of credit and commercial lines of credit are shown net of unadvanced funds amounting to $16,912,000, $388,000 and $3,591,000, respectively, at April 30, 2011.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2011 AND 2010

Activity in the allowance for loan losses is summarized as follows for the years ended April 30:

	2011	2010
	(In Thousands)
Balance at beginning of year	$1,194	$1,305
Provision for loan losses	201	215
Loans charged off	(253)	(332)
Recoveries	72	6

Balance at end of year	$1,214	$1,194

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based upon impairment method as of April 30, 2011:

(In Thousands)	Residential Mortgages	Commercial Mortgages	Construction Mortgages	Home Equity Loans and Lines of Credit	Commercial Loans	Consumer Loans	Unallocated	Total
Allowance for loan losses:
Balance at April 30, 2010	$161	$639	$95	$151	$129	$19	$—	$1,194
Charge-offs	—	(123)	—	—	(119)	(11)	—	(253)
Recoveries	—	—	—	—	71	1	—	72
Provision	12	119	—	31	31	8	—	201

Balance at April 30, 2011	$173	$635	$95	$182	$112	$17	$—	$1,214

Ending balance: individually evaluated for impairment	$15	$—	$—	$55	$—	—	$—	$70

Ending balance: collectively evaluated for impairment	$158	$635	$95	$127	$112	$17	$—	$1,144

Loans Receivable:
Balance at April 30, 2011	$48,724	$43,511	$4,964	$21,223	$5,576	$1,620	$—	$125,618

Ending balance: individually evaluated for impairment	$761	$456	$—	$139	$—	$—	$—	$1,356

Ending balance: collectively evaluated for impairment	$47,963	$43,055	$4,964	$21,084	$5,576	$1,620	$—	$124,262

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2011 AND 2010

The following is a summary of information pertaining to impaired loans as of April 30, 2011 and 2010:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
(In Thousands)	April 30, 2011
With no related allowance recorded:
Residential mortgages	$453	$453	$—	$455	$8
Commercial mortgages	456	579	—	580	20
With an allowance recorded:
Residential mortgages	308	308	15	309	6
Home equity loans and lines of credit	139	139	55	139	1
Totals:
Residential mortgages	$761	$761	$15	$764	$14
Commercial mortgages	$456	$579	$—	$580	$20
Home equity loans and lines of credit	$139	$139	$55	$139	$1

Total impaired loans	$1,356	$1,479	$70	$1,483	$35

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
(In Thousands)	April 30, 2010
With no related allowance recorded:
Commercial mortgages	$296	$296	$—	$297	$15
Commercial loans	100	100	—	100	3
With an allowance recorded:
Commercial mortgages	586	586	21	589	34
Home equity loans and lines of credit	99	99	15	99	1
Commercial loans	19	19	19	19	1
Totals:
Commercial mortgages	$882	$882	$21	$886	$49
Home equity loans and lines of credit	$99	$99	$15	$99	$1
Commercial loans	$119	$119	$19	$119	$4

Total impaired loans	$1,100	$1,100	$55	$1,104	$54

Nonaccrual loans include loans which are contractually past due 90 days or more and loans less than 90 days past due on which the Bank has ceased accruing interest. Total interest due but not accrued on nonaccrual loans totaled approximately $56,000 and $14,000 at April 30, 2011 and 2010, respectively. The following table presents the recorded investment in nonaccrual loans and loans past due over 90 days and still accruing by class of loans as of April 30, 2011 and 2010:

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2011 AND 2010

	2011		2010
		Loans Past		Loans Past
		Due Over 90		Due Over 90
	Non	Days and Still	Non	Days and Still
(In Thousands)	accrual	Accruing	accrual	Accruing
Residential mortgages	$1,108	$—	$—	$—
Commercial mortgages	456	—	295	—
Home equity loans and lines of credit	139	—	99	—
Commercial loans	—	—	120	—

Total	$1,703	$—	$514	$—

The following table presents the aging of the recorded investment in past due loans as of April 30, 2011:

			Greater
			Than 90			Total
	30-59 Days	60-89 Days	Days Past	Total Past		Loans
(In Thousands)	Past Due	Past Due	Due	Due	Current	Receivable
Residential mortgages	$452	$—	$1,108	$1,560	$47,164	$48,724
Commercial mortgages	176	300	456	932	42,579	43,511
Construction mortgages	—	—	—	—	4,964	4,964
Home equity loans and lines of credit	158	—	139	297	20,926	21,223
Commercial loans	4	—	—	4	5,572	5,576
Consumer loans	—	—	—	—	1,620	1,620

	$790	$300	$1,703	$2,793	$122,825	$125,618

Credit Quality Information:

Loans rated Pass: Loans in this category have low to average risk.

Loans rated Special Mention: Loans in this category are currently protected, but exhibit conditions that have the potential for weakness. The borrower may be affected by unfavorable economic, market or other external conditions that may affect their ability to repay the debt. These may also include credits where there is deterioration of the collateral or have deficiencies which may affect the Company’s ability to collect on the collateral.

Loans rated Substandard: Generally, a loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligors and/or the collateral pledged. There is a distinct possibility that the Company will sustain some loss if the weakness is not corrected.

Loans rated Doubtful: Loans classified as doubtful have all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, highly questionable.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2011 AND 2010

The following table displays the loan portfolio by credit quality indicators as of April 30, 2011:

(In Thousands)	Residential Mortgages	Commercial Mortgages	Construction Mortgages	Home Equity Loans and Lines of Credit	Commercial Loans	Consumer Loans	Total
Pass	$47,437	$41,490	$4,964	$21,084	$5,576	$1,620	$122,171
Special mention	526	342	—	—	—	—	868
Substandard	453	1,679	—	99	—	—	2,231
Doubtful	308	—	—	40	—	—	348

	$48,724	$43,511	$4,964	$21,223	$5,576	$1,620	$125,618

D.	Loan Servicing:

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balance of mortgage loans serviced for others was $88,140,000 and $87,715,000 at April 30, 2011 and 2010, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $945,000 and $531,000 at April 30, 2011 and 2010, respectively.

Mortgage servicing rights of approximately $206,000 and $219,000 were capitalized in 2011 and 2010, respectively. Amortization of mortgage servicing rights was approximately $185,000 and $178,000 for the years ended April 30, 2011 and 2010, respectively.

E.	Accrued Interest Receivable:

Accrued interest receivable at April 30 is summarized as follows:

	$2,928	$2,928
	2011	2010
	(In Thousands)
Investment securities	$417	$473
Loans receivable	473	452
Other	1	1

	$891	$926

F.	Premises and Equipment:

A summary of the cost and accumulated depreciation of premises and equipment at April 30 is summarized as follows:

	2011	2010
	(In Thousands)
Land	$2,928	$2,928
Buildings and land improvements	10,468	10,369
Equipment	2,142	2,239

	15,538	15,536
Accumulated depreciation	(4,465)	(4,389)

	$11,073	$11,147

Depreciation expense for the years ended April 30, 2011 and 2010 amounted to $510,000 and $528,000, respectively.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2011 AND 2010

G. Deposits: Deposits at April 30 are summarized as follows:

	2011	2010
	(In Thousands)
NOW accounts	$33,649	$32,598
Demand deposit accounts	17,802	17,397
Official checks	2,723	2,331
Regular savings accounts	38,150	34,849
Money market deposit accounts	36,650	38,527

Total non-certificate accounts	128,974	125,702

Certificates:
Term and money market	75,401	82,200
IRA	16,648	17,415

Total certificate accounts	92,049	99,615

Total deposits	$221,023	$225,317

Term deposit certificates of $100,000 or more totaled approximately $34,262,000 and $37,414,000 at April 30, 2011 and 2010, respectively.

A summary of term certificate accounts by maturity, as of April 30, 2011, is as follows:

	Weighted
	Average	Amount in
	Rate	Thousands
Within one year	1.03%	$66,273
Over one year to two years	1.51%	15,674
Over two years to three years	1.90%	3,895
Over three years to five years	2.42%	6,207

		$92,049

H.	Advances, Borrowings and Lines-of-Credit:

At April 30, 2011, the Company has outstanding advances from the Federal Home Loan Bank of Boston amounting to $3,500,000, which mature at various dates through June 2017 and bear interest at rates ranging from 3.65% to 4.75%. The advances may be prepaid at any time subject to a prepayment fee. Principal maturities under these advances are as follows:

Amount in
Year Ending April 30	Thousands
2012	$2,500
2013	—
2014	—
2015	—
2016	—
Thereafter	1,000

$3,500

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2011 AND 2010

All borrowings from the Federal Home Loan Bank of Boston are secured by certain unencumbered mortgage loans. The Company also has a variable rate overnight line-of-credit of $2,714,000 with the Federal Home Loan Bank of Boston, which was unused at April 30, 2011. The Bank has also established a line of credit with the Federal Reserve Bank, collateralized by $2.5 million of securities issued by Government Sponsored Entities, and has an unsecured line of credit totaling $5.0 million with The Co-operative Central Bank. All of these lines were unused at April 30, 2011.

I.	Income Taxes:

Consolidated income taxes for the years ended April 30 are summarized as follows:

	$2,075	$2,075
	2011	2010
	(In Thousands)
Current:
Federal	$590	$637
State	129	143

Total current	719	780

Deferred (Benefit):
Federal	(1)	(150)
State	19	(73)

Total deferred (benefit)	18	(223)

Total income tax expense	$737	$557

The components of the net deferred tax assets (liabilities) at April 30 are summarized as follows:

	2011	2010
	(In Thousands)
Deferred tax assets for deductible temporary differences	$2,075	$2,042
Deferred tax liabilities for taxable temporary differences	(1,220)	(1,245)

Net deferred tax asset	$855	$797

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2011 AND 2010

The tax effects of significant temporary differences at April 30 are summarized as follows:

	2011	2010
	(In Thousands)
Deferred tax assets:
Allowance for loan losses in excess of tax reserves	$489	$489
Deferred compensation	217	226
Tax versus book basis of organization costs	50	56
Tax versus book basis of loans originated for sale	380	414
Tax versus book basis of real estate acquired by foreclosure	199	127
Fannie Mae and Freddie Mac ordinary loss	656	656
Reserve for credit losses	44	45
Other	40	29

	$2,075	$2,042

Deferred tax liabilities:
Tax versus book basis of premises and equipment	$322	$306
Tax versus book basis of mortgage servicing rights	214	209
Loan origination fees deferred for tax purposes	145	153
Unrealized gain on available-for-sale securities	466	542
Other	73	35

	$1,220	$1,245

Total income tax expense differed from amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

	2011	2010
	(In Thousands)
Expected income tax expense at federal tax rate	$706	$585
State income tax, net of federal income tax	97	46
Dividends received deduction and other	(66)	(74)

Total income tax expense	$737	$557

No interest or penalties were recognized in income tax expense for the years ended April 30, 2011 and 2010.

J.	Other Noninterest Expense:

Other noninterest expense amounts are summarized as follows for the years ended April 30:

	2011	2010
	(In Thousands)
Data processing	$383	$346
Directors’ fees	274	235
Professional fees (legal, audit, consulting)	376	342
Printing, postage, and supplies	199	210
Other	970	1,025

	$2,202	$2,158

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2011 AND 2010

K.	Commitments and Contingencies:

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

Financial instruments whose contract amounts represent credit risk at April 30:

	Contractual
	Amounts
	2011	2010
	(In Thousands)
Commitments to originate loans	$5,953	$3,465
Unadvanced portions of home equity, consumer and commercial lines of credit	20,891	23,144
Unadvanced portions of construction loans	1,308	1,453
Standby letters of credit	54	204

	$28,206	$28,266

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

YEARS ENDED APRIL 30, 2011 AND 2010

Lease commitments:

The Company leases its Rochester branch location, the site for its Bridgewater branch location, and a parcel of land for a remote ATM location under non-cancelable operating leases which expire at various times through November 2027. Minimum future lease payments under these leases are as follows:

Amounts
Year Ending April 30	in Thousands
2012	$40
2013	42
2014	37
2015	34
2016	36
Thereafter	479

$668

Rental expense amounted to $75,000 and $74,000 for the years ended April 30, 2011 and 2010, respectively.

L.	Pension Plans:

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

Pension expense on the multi-employer plans, including contributory payments to the Company sponsored 401(k) plan, amounted to $335,000 and $260,000 for the years ended April 30, 2011 and 2010, respectively.

In 1998, the Company adopted a deferred compensation arrangement with certain officers and directors whereby these individuals can elect to defer a portion of compensation and fees to be then paid in the future with interest defined in the Plan. Total expense under this Plan amounted to $75,000 and $55,000 for the years ended April 30, 2011 and 2010, respectively.

M.	Stock Option Plans:

In 1999, the Board of Directors adopted a Stock Option and Incentive Plan for the benefit of officer and non-officer employees and directors of the Company. Shares reserved under this plan totaled 99,750 shares of authorized but unissued common stock. The exercise price of any option granted will not be less than the fair market value of the common stock on the date of grant. In December 2005, the Board of Directors granted options for 25,950 shares at an exercise price of $14.00 under this plan. These options are exercisable over a ten-year period from the grant dates with no significant vesting periods required. As of April 30, 2011, there were no shares remaining to be awarded under this plan.

On August 24, 2010, the Company’s stockholders approved the Mayflower Bancorp, Inc. 2010 Equity Incentive Plan (the “Incentive Plan”). Under the Incentive Plan, 156,475 shares have been reserved for issuance as options to purchase stock, restricted stock, or other stock awards. The exercise price of an option may not be less than the fair market value of the Company’s common stock on the date of the grant of the option and may not be exercisable more than ten years after the date of grant. As of April 30, 2011, 156,475 shares remained unissued under this Incentive Plan.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2011 AND 2010

A summary of the activity under both Plans is as follows:

		Average
	Number	Exercise
	of Shares	Price
Balance outstanding at April 30, 2009	76,862	$10.34
Options forfeited ($8.83)	(44,412)	8.83

Balance outstanding at April 30, 2010	32,450	$12.40
Options exercised ($7.08)	(7,500)	7.08

Balance outstanding at April 30, 2011	24,950	$14.00

There was no stock-based compensation expense for the years ended April 30, 2011 and 2010.

N.	Concentration of Credit Risk:

The Company maintains cash deposits at various financial institutions. Deposits at each bank are insured by the Federal Deposit Insurance Corporation up to $250,000. At various times throughout the year, the Company’s balances may have exceeded the insured limit.

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

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to total average assets (as defined). Management believes, as of April 30, 2011, that the Company meets all capital adequacy requirements to which it is subject.

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

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2011 AND 2010

The following table sets forth the Company’s various regulatory capital categories at April 30, 2011 and 2010 (amounts in thousands):

					To Be Well -
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
As of April 30, 2011:
Total capital (to risk-weighted assets)
Mayflower Bancorp, Inc.	$21,734	16.1%	$10,832	8.0%	$13,540	>	10.0%
Mayflower Co-operative Bank	21,683	16.0%	10,828	8.0%	13,535	>	10.0%
Tier I capital (to risk-weighted assets)
Mayflower Bancorp, Inc.	20,410	15.1%	5,416	4.0%	8,124	>	6.0%
Mayflower Co-operative Bank	20,359	15.0%	5,414	4.0%	8,121	>	6.0%
Tier I capital (to total average assets)
Mayflower Bancorp, Inc.	20,410	8.4%	9,772	4.0%	12,215	>	5.0%
Mayflower Co-operative Bank	20,359	8.3%	9,770	4.0%	12,213	>	5.0%
As of April 30, 2010:
Total capital (to risk-weighted assets)
Mayflower Bancorp, Inc.	$20,875	15.5%	$10,773	8.0%	$13,466	>	10.0%
Mayflower Co-operative Bank	20,805	15.5%	10,768	8.0%	13,460	>	10.0%
Tier I capital (to risk-weighted assets)
Mayflower Bancorp, Inc.	19,571	14.5%	5,387	4.0%	8,080	>	6.0%
Mayflower Co-operative Bank	19,501	14.5%	5,384	4.0%	8,076	>	6.0%
Tier I capital (to total average assets)
Mayflower Bancorp, Inc.	19,571	7.9%	9,906	4.0%	12,382	>	5.0%
Mayflower Co-operative Bank	19,501	7.9%	9,903	4.0%	12,379	>	5.0%

P.	Fair Values of Financial Instruments:

The estimated fair values of the Company’s financial instruments at April 30, 2011 and 2010 are as follows:

	April 30, 2011		April 30, 2010
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
		(In Thousands)
Financial assets:
Cash and due from banks	$5,534	$5,534	$4,559	$4,559
Interest-bearing deposits in banks	6,256	6,256	15,914	15,914
Investment securities	91,904	92,750	94,369	95,473
Loans, net	124,497	125,804	120,545	121,990
Accrued interest receivable	891	891	926	926
Deposits with The Co-operative Central Bank	449	449	449	449
Stock in Federal Home Loan Bank of Boston	1,650	1,650	1,650	1,650
Financial liabilities:
Deposits	221,023	221,412	225,317	225,726
Advances and borrowings	3,500	3,812	7,500	7,985

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2011 AND 2010

Q.	Fair Value Measurements:

The balances of assets and liabilities measured at fair value as of April 30, 2011 and 2010 are as follows:

		Quoted Prices	Significant	Significant
		in Active	Other	Other
	Assets at	Markets for	Observable	Unobservable
	Fair	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
(In Thousands)	April 30, 2011
Financial instruments measured at fair value on a recurring basis:
Securities available-for-sale
U.S. Government agency obligations	$10,488	$—	$10,488	$—
Corporate debt securities	501	—	501	—
Municipal obligations	2,362	—	2,362	—
Mortgage-backed and related securities	32,141	—	32,141	—
Trust preferred securities	732	—	732	—
Equity securities	126	—	126	—

Total securities available-for-sale	$46,350	$—	$46,350	$—

Financial instruments measured at fair value on a nonrecurring basis:
Impaired loans	$1,356	$—	$1,356	$—
Real estate acquired by foreclosure	$1,211	$—	$1,211	$—

		Quoted Prices	Significant	Significant
		in Active	Other	Other
	Assets at	Markets for	Observable	Unobservable
	Fair	Identical Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
(In Thousands)	April 30, 2010
Financial instruments measured at fair value on a recurring basis:
Securities available-for-sale
U.S. Government agency obligations	$14,804	$—	$14,804	$—
Corporate debt securities	500	—	500	—
Municipal obligations	2,052	—	2,052	—
Mortgage-backed and related securities	30,793	—	30,793	—
Trust preferred securities	628	—	628	—
Equity securities	799	—	799	—

	$49,576	$—	$49,576	$—

Financial instruments measured at fair value on a nonrecurring basis:
Impaired loans	$1,100	$—	$1,100	$—
Real estate acquired by foreclosure	$1,815	$—	$1,815	$—

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2011 AND 2010

R.	Parent Company Financial Statements:

The following are the condensed financial statements for Mayflower Bancorp, Inc. (the “Parent Company”) only:

BALANCE SHEETS

(In Thousands)

	April 30
	2011	2010
ASSETS
Cash	$1	$5
Investment in subsidiary	21,126	20,413
Refundable income taxes	—	6
Deferred income tax asset, net	50	56

Total Assets	$21,177	$20,480

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accrued expenses and other liabilities	$—	$—

Total Liabilities	—	—

Commitments and contingencies
STOCKHOLDERS’ EQUITY
Preferred stock $1.00 par value; authorized 5,000,000 shares; issued - none
Common stock $1.00 par value; authorized 15,000,000 shares; issued 2,075,035 shares in 2011 and 2,078,985 shares in 2010	2,075	2,079
Additional paid-in capital	4,326	4,300
Retained earnings	14,062	13,293
Accumulated other comprehensive income	714	808

Total Stockholders’ Equity	21,177	20,480

Total Liabilities and Stockholders’ Equity	$21,177	$20,480

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2011 AND 2010

STATEMENTS OF INCOME

(In Thousands)

	Year Ended April 30
	2011	2010
Dividends received from subsidiary	$535	$639
Non-interest expense	2	1

Income before income taxes	533	638
Income tax expense	2	2

Income before equity in undistributed earnings of subsidiary	531	636
Equity in undistributed earnings of subsidiary	807	527

Net income	$1,338	$1,163

STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended April 30
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,338	$1,163
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiary	(807)	(527)
(Increase) decrease in refundable income taxes	6	(2)
Deferred tax expense	6	5

Net cash provided by operating activities	543	639

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Company stock	53	—
Repurchase of Company stock	(100)	(51)
Dividends paid	(500)	(584)

Net cash used by financing activities	(547)	(635)

Net (decrease) increase in cash	(4)	4
Cash, beginning of year	5	1

Cash, end of year	$1	$5

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2011 AND 2010

S.	Quarterly Data (Unaudited):

Consolidated operating results on a quarterly basis for the years ended April 30, 2011 and 2010 are summarized as follows (in thousands, except per share data):

	2011				2010
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$2,519	$2,551	$2,652	$2,693	$2,712	$2,786	$2,854	$2,927
Interest expense	416	458	505	539	571	706	973	1,089

Net interest income	2,103	2,093	2,147	2,154	2,141	2,080	1,881	1,838
Provision for loan losses	45	20	76	60	140	75	—	—

Net interest income after provision for loan losses	2,058	2,073	2,071	2,094	2,001	2,005	1,881	1,838
Noninterest income:
Gain on sales of mortgages	45	113	203	111	80	73	81	189
Gain on sales of investments	63	183	14	34	109	28	128	3
Other	292	294	268	301	279	274	287	266

Total noninterest income	400	590	485	446	468	375	496	458
Noninterest expense	(2,010)	(2,166)	(1,958)	(2,008)	(1,973)	(1,888)	(1,979)	(1,962)

Income before income taxes	448	497	598	532	496	492	398	334
Provision for income taxes	156	172	213	196	183	176	96	102

Net income	$292	$325	$385	$336	$313	$316	$302	$232

Basic earnings per share	$0.14	$0.15	$0.19	$0.16	$0.15	$0.15	$0.15	$0.11

Diluted earnings per share	$0.14	$0.15	$0.19	$0.16	$0.15	$0.15	$0.15	$0.11

CORPORATE INFORMATION

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

Care Center

William H. Fuller

President

Professional Bartending Services

Diane A. Maddigan

Accountant

Maddigan Tax Service

Edward J. Medeiros

President

EJM Enterprises

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

Assistant Vice President and Deposit Operations

Manager

Laura A. Hermanson

Assistant Treasurer and Consumer Loan Officer

Molly R. Garcia

Assistant Vice President and Branch Manager

Robin G. Martin

Assistant Vice President and Branch Manager

Christine Amaral

Assistant Treasurer and Branch Manager

Sonia Gallo

Assistant Treasurer and Branch Manager

Kimberly Kelsch

Assistant Treasurer and Branch Manager

Elizabeth Mazzone

Assistant Treasurer and Branch Manager

INDEPENDENT AUDITOR

Parent, McLaughlin & Nangle

Certified Public Accountants, Inc.

160 Federal Street

Boston, MA 02110

CORPORATE COUNSEL

Kilpatrick Townsend & Stockton LLP

607 14th Street, NW, Suite 900

Washington, DC 20005

STOCK LISTING

Mayflower Bancorp, Inc.

is traded over-the-counter on the

Nasdaq National Market under the

symbol “MFLR”.

TRANSFER AGENT

American Stock Transfer and

Trust Company

Shareholder Services Division

59 Maiden Lane

New York, NY 10038

FOR STOCKHOLDER INFORMATION CONTACT

Jean Michael

Mayflower Bancorp, Inc.

P.O. Box 311

Middleboro, MA 02346

(508) 947-4343

ANNUAL MEETING

An Annual Meeting of Stockholders

will be held at 10:00 a.m. on Tuesday,

August 23, 2011 at the Fireside Grille

Restaurant, 30 Bedford Street, Middleboro, Massachusetts.

FORM 10-K ANNUAL REPORT

A copy of the Company’s Annual Report on Form 10-K as filed with the SEC is available to the Company’s stockholders upon written request to: Stockholder Relations,

Mayflower Bancorp, Inc., P.O. Box 311,

Middleboro, MA 02346.

MEMBER FDIC

MEMBER SIF

ALL DEPOSITS INSURED IN FULL