Form 10-KT, Exhibit 13
period 2012-03-31
Mayflower Bancorp Inc
filed 2012-06-22
CIK 1381639

Exhibit 13

COMPANY PROFILE

Mayflower Bancorp, Inc. and Subsidiary

Mayflower Bancorp, Inc. is a Massachusetts chartered holding company whose principal subsidiary is Mayflower Co-operative Bank.

Founded in 1889 as Mayflower Co-operative Bank to foster the goal of affordable home ownership, the Company today is a stock-owned institution with assets in excess of $251 million. As a State chartered entity serving Southeastern Massachusetts from its main office in Middleboro and seven full-service branch offices in Plymouth, Rochester, Wareham, Bridgewater and Lakeville, Massachusetts, its deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to applicable limits, with excess amounts insured by the Share Insurance Fund (SIF) of The Co-operative Central Bank of Massachusetts.

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

FINANCIAL HIGHLIGHTS

	Mayflower Bancorp, Inc. and Subsidiary

	March 31,	April 30,	April 30,
(Dollars in Thousands, Except Per Share Data)	2012	2011	2010
Balance Sheet
Total assets	$251,555	$246,883	$255,530
Loans, net	134,331	124,497	120,545
Investment securities	88,264	91,904	94,369
Deposits	226,562	221,023	225,317
Advances and borrowings	1,000	3,500	7,500
Stockholders’ equity	21,884	21,177	20,480

	11 Months Ended	Year Ended	Year Ended
	March 31, 2012	April 30, 2011	April 30, 2010
Operations
Net interest income	$7,693	$8,497	$7,940
Provision for loan losses	228	201	215
Net income	1,217	1,338	1,163
Basic earnings per share	$0.59	$0.64	$0.56
Diluted earnings per share	$0.59	$0.64	$0.56

Other Data
Annualized return on average stockholders’ equity	6.15%	6.41%	5.83%
Annualized return on average assets	0.53%	0.54%	0.47%
Dividend payout ratio	40.87%	37.37%	50.21%
Non-performing assets as a percentage of total assets	0.20%	1.18%	0.91%

On behalf of the officers and directors of Mayflower Bancorp, Inc. and all of those affiliated with its wholly-owned subsidiary, Mayflower Bank, it is my pleasure to present our Annual Report for Fiscal Year 2012. As before, this report and the information in it will serve to document our progress and performance for the previous year.

Toward that end, you will note that our 2012 Fiscal Year included the eleven-month period beginning May 1, 2011 and ending March 31, 2012 rather than our typical year ending on April 30, 2012. Understand that during the year just ended, the decision was made to amend our by-laws and to change our year end to March 31 in order to align and synchronize reporting periods for all of our regulatory filings and thus avoid redundant expense and duplication of effort. This change results in the comparison in this Annual Report of our recent eleven-month performance with the prior twelve-month period.

Understanding that this circumstance may prompt questions or comment, please know that as always, we look forward to speaking with you in regard to our efforts and results and to answering any inquiry you may have.

We believe that our recently-completed year included several noteworthy achievements, including increases in total assets and our aggregate deposit balances, and a 7.9% increase in our net loan portfolio. At the same time, our balance of real estate acquired by foreclosure dropped dramatically, stockholders equity increased, and our equity ratios reflected still further improvement.

Of significance, Mayflower Bancorp declared total dividends of $.24 per share to its shareholders as a result of operations for our eleven-month period ended March 31, 2012 as compared to total declared dividends of $.24 for the prior twelve-month year.

Clearly, we recognize that opinion as to these developments may well diverge and be subject to appropriate debate. Just as clearly, we note a positive trend along almost all categories as evidenced by the information included in our Annual Report.

Going forward, we obviously confront continued challenges on multiple fronts; fallout from the lingering great recession, ongoing economic volatility, historically low interest rates, an ever-increasing regulatory burden and an ongoing focus on capital and liquidity levels.

Meanwhile, in a local economy struggling still to find solid footing or even reason for faint optimism, we are left to worry and wonder about an exploding public debt, extraordinary percentages of citizens and companies that pay no income tax whatsoever, and a middle class squeezed as never before. Looking ahead, our obvious charge is to leverage our recent successes into still further gains while confronted with these apparent Sisyphean challenges.

In spite of all of these issues, the Bank is well positioned to achieve those gains. We are well capitalized. Our liquidity position is extremely strong. Our asset quality is very good, particularly considering the difficult economic circumstance of the last three years. And, our expenses are well controlled, and our interest rate sensitivity is but moderate and well managed.

These facts, coupled with and augmented by the continued, prudent execution of appropriate policy and strategy, our ongoing customer-centric focus, and old-fashioned hard work will help drive that future success.

Toward that end, and with renewed commitment to continued adherence to those three core tenets, we remain as always, most appreciative of your confidence and support.

Sincerely yours,

/s/ Edward M. Pratt

Edward M. Pratt

President and Chief Executive Officer

SELECTED FINANCIAL DATA

	Mayflower Bancorp, Inc. and Subsidiary

	March 31,	April 30,	April 30,	April 30,	April 30,
(Dollars in Thousands, Except Per Share Data)	2012	2011	2010	2009	2008
Balance Sheet and Other Data:
Total assets	$251,555	$246,883	$255,530	$249,545	$243,751
Interest-bearing deposits in banks	8,602	6,256	15,914	6,184	2,975
Investment securities, including mortgage-backed securities	88,264	91,904	94,369	90,261	94,843
Loans, net	134,331	124,497	120,545	131,111	125,336
Stock in the FHLB of Boston	1,449	1,650	1,650	1,650	1,650
Deposits	226,562	221,023	225,317	213,957	204,176
Advances and borrowings	1,000	3,500	7,500	13,888	18,659
Stockholders’ equity	21,884	21,177	20,480	19,338	19,889
Book value per share	10.61	10.21	9.85	9.27	9.51

	11 Months Ended	Year Ended	Year Ended	Year Ended	Year Ended
(Dollars in Thousands, Except Per Share Data)	March 31, 2012	April 30, 2011	April 30, 2010	April 30, 2009	April 30, 2008
Operating Data:
Interest income	$9,000	$10,415	$11,279	$12,406	$13,459
Interest expense	1,307	1,918	3,339	5,068	6,671

Net interest income	7,693	8,497	7,940	7,338	6,788
Provision for loan losses	228	201	215	—	—

Net interest income after provision for loan losses	7,465	8,296	7,725	7,338	6,788
Noninterest income:
Loan origination and other loan fees	84	145	123	136	113
Customer service fees	583	666	719	695	710
Gain (loss) on sales and writedowns of investment securities and loans,net	670	766	691	(1,399)	359
Other	350	344	264	245	249

Total noninterest income	1,687	1,921	1,797	(323)	1,431

Noninterest expense	7,317	8,142	7,802	7,185	6,742

Income (loss) before income taxes	1,835	2,075	1,720	(170)	1,477
Provision (benefit) for income taxes	618	737	557	(205)	421

Net income	$1,217	$1,338	$1,163	$35	$1,056

Per Share Data:
Basic earnings per share	$0.59	$0.64	$0.56	$0.02	$0.50

Diluted earnings per share	$0.59	$0.64	$0.56	$0.02	$0.49

Weighted average basic shares outstanding	2,069	2,082	2,083	2,090	2,096
Weighted average diluted shares outstanding	2,072	2,082	2,088	2,176	2,139
Dividends paid per share	$0.24	$0.24	$0.28	$0.40	$0.40

Selected Ratios:
Annualized return on average assets	0.53%	0.54%	0.47%	0.02%	0.44%
Annualized return on average stockholders’ equity	6.15%	6.41%	5.83%	0.19%	5.39%
Stockholders’ equity to assets (1)	8.70%	8.58%	8.01%	7.75%	8.16%
Tier 1 capital to average assets	8.43%	8.35%	7.90%	7.56%	8.10%
Interest rate spread	3.62%	3.77%	3.53%	3.22%	2.91%
Dividend payout ratio	40.87%	37.37%	50.21%	2385.71%	79.36%

(1)	This ratio is based on year-end balances.

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

The Bank offers a variety of deposit accounts to both individuals and commercial customers. Deposits are insured in full through the combination of the Federal Deposit Insurance Corporation (“FDIC”) and the Share Insurance Fund (“SIF”) of The Co-operative Central Bank. SIF insurance provides an advantage for the Company as some competitors cannot offer insurance coverage in excess of FDIC limits. Additionally, under the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”), all noninterest bearing transaction accounts and Interest on Lawyer Trust Accounts (“IOLTAs”) are fully guaranteed by the FDIC for the entire amount in the account through December 31, 2012. Coverage under Dodd-Frank is in addition to and separate from the coverage available under the FDIC’s general deposit insurance rules. The Bank also offers its retail banking customers numerous additional banking advantages with various products and services such as on-line banking, debit cards, checking account overdraft protection, telephone banking and home equity loans.

The Bank’s primary sources of liquidity are deposits, loan payments and payoffs, investment income, maturities and principal repayments of investments, and advances from the Federal Home Loan Bank of Boston. The Bank has also established a line of credit with The Federal Reserve Bank, collateralized by certain investments in Government Sponsored Entities. Additionally, as a member of The Co-operative Central Bank’s Reserve Fund, the Bank has the right to borrow from that fund for short-term cash needs. The Bank’s liquidity management program is designed to ensure that sufficient funds are available to meet its daily cash requirements.

The Bank believes its capital resources, including deposits, scheduled loan repayments, revenue generated from the sales of loans and investment securities, unused borrowing capacity at the Federal Home Loan Bank of Boston, the Federal Reserve Bank and The Co-operative Central Bank as well as revenue from other sources are adequate to meet its funding commitments. At March 31, 2012, the Bank’s capital ratios exceeded the regulatory levels required to be considered well-capitalized.

Lending Activities:

Net of its reserve for loan loss, the Bank’s loan portfolio totaled $134.3 million as of March 31, 2012, which represented 53.4% of total assets. The Bank offers conventional mortgage loans, construction loans, home equity loans and lines of credit secured by residential properties, as well as commercial real estate mortgages and commercial business loans. The Bank also makes consumer loans on a secured and unsecured basis.

Under the Community Reinvestment Act (CRA), as implemented by FDIC regulations, a state non-member bank, like Mayflower Co-opertive Bank, has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate-income neighborhoods. The Community Reinvestment Act neither establishes specific lending requirements or programs for financial institutions nor limits an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community. The Community Reinvestment Act requires the FDIC, in connection with its examination of an institution, to assess the institution’s record of meeting the credit needs of its community and to consider such record when it evaluates applications made by such institution. The Community Reinvestment Act requires public disclosure of an institution’s Community Reinvestment Act rating. The Bank’s latest Community Reinvestment Act rating received from the FDIC was “Outstanding.”

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

Investment Activities:

The Bank believes it is proper to maintain an investment portfolio that provides a source of income as well as a source of liquidity to meet loan demand and to fund fluctuations in its deposit base. The relative mix of investment securities and loans in the Bank’s portfolio is dependent upon loan demand as well as the relative attractiveness of yields available on loans as compared to yields on short-term investment securities. At March 31, 2012, the Bank’s portfolio of investment securities and interest-bearing deposits in banks totaled $96.9 million which represented 38.5% of total assets. This portfolio included U.S. Government agency obligations, mortgage-backed and related securities, corporate notes, municipal obligations, interest-bearing deposits in banks, and other types of equity securities.

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

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements:

This report includes certain forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Those factors include the economic environment, competition, products and pricing in geographic and business areas in which Mayflower Bancorp, Inc. (“the Company”) and its wholly owned subsidiary, Mayflower Co-operative Bank (the “Bank”) operate, prevailing interest rates, changes in government regulations and policies affecting financial services companies, credit quality and credit risk management, and the other risks described under Item 1.A of the Company’s annual report on Form 10-KT for the eleven months ended March 31, 2012. The Company undertakes no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of this report.

Change in Year-End:

Effective February 2012, Mayflower Bancorp, Inc. changed its fiscal year-end from April 30 to March 31. The financial statements presented are for the eleven month period ended March 31, 2012, compared to the year ended April 30, 2011.

Recent Accounting Pronouncements:

For a discussion of recent accounting pronouncements, see Note A of the Company’s Consolidated Financial Statements included with this Annual Report.

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

Allowance for loan losses:

The provision for loan losses represents a charge or credit against current earnings and an addition or deduction from the allowance for loan losses. In determining the amount to provide for loan losses, the key factor is the adequacy of the allowance for loan losses. Management uses a methodology to systematically measure the amount of estimated loan loss exposure inherent in the loan portfolio for purposes of establishing an adequate allowance for loan losses. The methodology includes three elements: (1) an analysis of individual loans currently delinquent or deemed to be impaired, (2) general loss allocations for various types of loans based on historic loss experience factors, and (3) an unallocated allowance. The general and unallocated allowances are maintained based on management’s assessment of many factors including the risk characteristics of the loan portfolio, concentrations of credit, current and anticipated economic conditions that may affect borrowers’ ability to pay, and trends in loan delinquencies and charge-offs.

Management believes that the Company’s current allowance for loan losses is adequate. While the allowance for loan losses is evaluated by management based upon available information, future additions to the allowance may be necessary based on changes in local economic conditions. Any significant changes in these assumptions and/or conditions could result in higher than estimated losses that could adversely affect the Company’s earnings. Additionally, regulatory agencies review the Company’s allowance for loan losses as part of their examination process. Such agencies may require the Company to recognize additions to the allowance based on judgments which may be different from those of management. Refer to the discussion of Allowance for Loan Losses in the Business Section of the Company’s Form 10-KT for the eleven months ended March 31, 2012 and Note A to Consolidated Financial Statements for a further description of the allowance for loan losses.

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

Financial Condition:

At March 31, 2012, the Company’s total assets were $251.6 million as compared to $246.9 million at April 30, 2011, an increase of $4.7 million or 1.9%. During the eleven months ended March 31, 2012, net loans receivable increased by $9.8 million and cash and cash equivalents increased by $576,000. These were offset by a decrease in total investment securities of $3.6 million and a decrease of $1.0 million in real estate acquired by foreclosure.

Net loans receivable were $134.3 million at March 31, 2012, compared to $124.5 million at April 30, 2011, representing an increase of $9.8 million, or 7.9%. This increase was primarily due to an increase of $12.0 million in residential mortgages outstanding, partially a result of Mayflower Co-operative Bank electing to retain a larger percentage of fixed-rate mortgage originations. During the eleven months ended March 31, 2012, historically low interest rates spurred continued strong residential mortgage financing activity, as the Company originated $29.4 million in residential mortgages as compared to $29.7 million originated for the year ended April 30, 2011. Also during the eleven months, the Company purchased $11.0 million of newly-originated 30-year fixed-rate mortgages, yielding approximately 3.93%, from a financial institution in eastern Massachusetts. Additionally, during the eleven months, the Company sold $19.4 million of fixed-rate residential loans in the secondary mortgage market, producing gains of $376,000, compared to sales of $20.6 million for the prior year, which resulted in gains of $472,000. This activity, combined with other mortgage payoffs and regularly scheduled amortization, resulted in a $12.0 million increase in residential loan balances as compared to April 30, 2011.

Offsetting this increase in residential mortgages was a decrease of $646,000 in net construction loans outstanding, a decrease of $1.1 million in home equity loans and lines of credit, and a decrease of $436,000 in commercial loans and mortgages. Finally, consumer loans outstanding increased by $125,000.

During the eleven months ended March 31, 2012, total investments decreased by $3.6 million as the Company redeployed proceeds received from investment calls to loan growth.

Non-performing assets are comprised of non-performing loans, non-accrual investments and real estate acquired by foreclosure. Non-performing loans typically consist of loans that are more than 90 days past due and loans less than 90 days past due on which the Company has ceased accruing interest. As of March 31, 2012, non-performing assets totaled $506,000, compared to $2.9 million at April 30, 2011. The decrease in non-performing assets is comprised of sales and writedowns of real estate acquired by foreclosure totaling $1.0 million and by a reduction of $1.4 million in non-performing loans. During the period, the Company was able to resolve certain previously classified non-performing loans and charged off others. However, at March 31, 2012, two loans with aggregate balances approximating $312,000 were classified as non-performing that were not considered non-performing as of April 30, 2011. This $312,000 was comprised of one residential first mortgage in the amount of $282,000, and one home equity line of credit totaling $30,000. At March 31, 2012, non-performing assets represented 0.20% of total assets compared to 1.18% of total assets at April 30, 2011.

At March 31, 2012, the Company’s allowance for loan losses was $1,217,000, which represented 0.91% of net loans receivable and 390.1% of non-performing loans at that date. This compares to a loan loss reserve balance of $1,214,000 at April 30, 2011, which represented 0.98% of net loans receivable and 71.3% of non-performing loans. During the period, the Company provided $228,000 to replenish the reserve and charged off, net of recoveries, $110,000 in residential mortgages, $14,000 in commercial mortgages, $104,000 in home equity loans and lines of credit, and $3,000 in consumer loans, as offset by a recovery of $6,000 in commercial loans. Management continues to closely monitor the loan portfolio and will continue to provide for potential losses as they become likely. The Company’s loan portfolio continues to rely heavily on the strength of the local economy and the real estate market and a significant deterioration in that market or other negative economic conditions could have a negative impact on the Company’s results. In addition, commercial business, construction, and commercial real estate financing are generally considered to involve a higher degree of credit risk than long-term financing of residential properties due to their higher potential for default and the possible difficulty of disposing of the underlying collateral. As management continues to monitor the Company’s loan portfolio, higher provisions for loan losses and foreclosed property expense may be required should economic conditions worsen or the levels of non-performing assets increase.

The Company also maintains an allowance for loan losses on off-balance sheet credit exposures (reflected separately on the balance sheet). This allowance totaled $110,000 at March 31, 2012 and April 30, 2011. This allowance is intended to protect the Company against losses on undrawn or unfunded loan commitments made to customers.

At March 31, 2012, total deposits, after interest credited, increased by $5.5 million when compared to April 30, 2011. This increase was comprised of growth of $8.4 million in checking and savings accounts and to an increase of $2.7 million in money market deposit accounts, partially offset by a reduction of $5.5 million in certificates of deposit. These fluctuations are the result of a management decision to reduce interest rates paid on certificates of deposit, which the Company considers non-core. Additionally, during the eleven months, advances and borrowings decreased by $2.5 million, from $3.5 million at April 30, 2011 to $1.0 million at March 31, 2012.

Total stockholders’ equity increased by $707,000 when compared to April 30, 2011. The increase in total equity is due to net income for the eleven months of $1,217,000 and stock-based compensation credits totaling $17,000. Those increases in total equity were partially offset during the eleven month period by dividends paid of $0.24 per share totaling $497,000 and Company stock repurchases totaling $106,000. Additionally, total equity increased by $76,000 due to an increase in the net unrealized gain on securities classified as available-for-sale.

RESULTS OF OPERATIONS

Mayflower Bancorp, Inc.

Comparison of the eleven months ended March 31, 2012 with the year ended April 30, 2011

General:

Net income for the eleven months ended March 31, 2012 was $1,217,000 compared with $1,338,000 for the year ended April 30, 2011, a decrease of $121,000. Net interest income was $7.7 million, the provision for loan losses was $228,000, total non-interest income was $1.7 million, and total non-interest expense was $7.3 million.

In February 2012, Mayflower Bancorp, Inc. changed its fiscal year-end from April 30 to March 31. Certain fluctuations between the eleven months ended March 31, 2012 and the year-ended April 30, 2011 are a result of the shortened current-year period.

The Company’s results largely depend upon its net interest margin, which is the difference between the income earned on loans and investments, and the interest paid on deposits and borrowings as a percentage of average interest-earning assets. During the eleven months ended March 31, 2012, the Company’s net interest margin decreased from 3.77% to 3.62%. This reduction is primarily a result of a decrease in yields of average interest-earning assets, and to a lesser extent, a higher percentage of interest-earning assets held in interest-bearing deposits in banks, coupled with a smaller reduction in the cost of interest-bearing liabilities.

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

	2011 (12 Months) vs. 2012 (11 Months)
	Changes Due to
	Increase (Decrease)
(In Thousands)	Total	Volume	Rate	Rate/ Volume	Short Period
Interest income:
Loans receivable	$(818)	$39	$(276)	$(1)	$(580)
Investment securities	(604)	58	(418)	(8)	(236)
Interest-bearing deposits in banks	7	9	—	—	(2)

Total	(1,415)	106	(694)	(9)	(818)

Interest expense:
Deposits	(504)	51	(432)	(13)	(110)
Advances and borrowings	(107)	(113)	32	(17)	(9)

Total	(611)	(62)	(400)	(30)	(119)

Increase (decrease) in net interest income	$(804)	$168	$(294)	$21	$(699)

Interest and dividend income:

Total interest and dividend income decreased by $1.4 million or 13.6% to $9.0 million for the eleven months ended March 31, 2012. Approximately $818,000 of this decrease can be attributed to the shortened eleven month reporting period ended March 31, 2012. Interest income from loans receivable decreased by $818,000, of which $580,000 can be attributed to the shortened period. The remainder of the decrease was due to a reduction in the average rate earned on loans from 5.74% in 2011 to 5.52% in 2012, offset by an increase of $673,000 in the average balance of loans outstanding. Interest and dividend income on investment securities decreased by $604,000 ($236,000 attributable to short period) as a result of decrease in the average yield earned, from 3.49% in 2011 to 3.04% in 2012, offset by an increase of $1.6 million in the average balance of investments. Income received from interest-bearing deposits in banks increased by $7,000, primarily as a result of an increase of $4.0 million in the average balance of these deposits.

Interest expense:

Total interest expense decreased by $611,000 or 31.9% to $1.3 million for the eleven months ended March 31, 2012. Approximately $119,000 of this decrease can be attributed to the shortened eleven month reporting period ended March 31, 2012. Interest expense on deposits decreased by $504,000, of which $110,000 is attributable to the shortened period. The remainder of the decrease was due to a reduction in the average rate paid, from 0.78% in 2011 to 0.58% in 2012, offset by an increase of $6.5 million in the average balance of deposits. Interest expense on advances and borrowings decreased by $107,000 ($9,000 attributable to short period) as a result of a decrease of $2.7 million in the average balance of advances and borrowings, offset by an increase in the average rate paid on advances, from 4.10% in 2011 to 4.72% in 2012.

Provision for loan losses:

The provision for loan losses was $228,000 for the eleven months ended March 31, 2012, compared to $201,000 for the year ended April 30, 2011. The allowance for loan losses is maintained at a level that management and the Board considers adequate to provide for probable losses based upon evaluation of known and inherent risks in the loan portfolio. In determining the appropriate level for the allowance for loan loss, the Company considers past loss experience, evaluations of underlying collateral, prevailing economic conditions, the nature of the loan portfolio and levels of non-performing and other classified loans. While management uses available information to recognize loan losses, future additions to the allowance may be necessary based on additional increases in non-performing loans, changes in economic conditions, or for other reasons.

Noninterest income:

Non-interest income was $1.7 million for the eleven months ended March 31, 2012, compared to $1.9 million for the year ended April 30, 2011, a decrease of $234,000. Approximately $153,000 of this decrease can be attributed to the shortened reporting period ended March 31, 2012. During the eleven months ended March 31, 2012, Mayflower Bancorp, Inc. recorded $376,000 in gain on sales of mortgage loans, as compared to $472,000 recorded for the year ended April 30, 2011. Approximately $34,000 of this reduction is a result of the short reporting period ended March 31, 2012. The remainder can be attributed to Mayflower Bank electing to retain a larger percentage of fixed rate mortgage originations, rather than sell those originations on the secondary market. Also, the gain on sales of investment securities was $294,000 for the current year eleven month period, as compared to $294,000 for the prior year. For the eleven months ended March 31, 2012, customer service fees totaled $583,000, compared to $666,000 for the year ended April 30, 2011, a decrease of $83,000. Approximately $53,000 is a result of the current shortened period, with the remainder a result of reduced ATM surcharge income. Loan origination and other loan fees were $84,000, compared to $145,000 for the year ended April 30, 2011, a decrease of $61,000, of which $8,000 is due to the shortened current period. The remainder of this decrease is due to increased amortization on the mortgages servicing asset and to fewer prepayment penalties collected during the current period. Finally, interchange income was $210,000 for the eleven months ended March 31, 2012 compared to $204,000 for the year ended April 30, 2012; and other income was $140,000, as compared $140,000 for the prior year.

Noninterest expense:

Non-interest expense was $7.3 million for the eleven months ended March 31, 2012, compared to $8.1 million for the year ended April 30, 2011. Compensation and fringe benefit expense totaled $3,965,000 for the eleven months ended March 31, 2012, compared to $4,232,000 for the year ended April 30, 2011, a decrease of $267,000. Approximately $360,000 in reduction relates to the shortened reporting period. The remaining increase of about $93,000 is attributable to salary adjustments and increased benefit costs. For the eleven months ended March 31, 2012, occupancy and equipment expense was $969,000, compared to $1,133,000 for the year ended April 30, 2011. This decrease is due to the eleven-month reporting period in 2012 and reduced snow removal and heating costs during the winter of 2012. Losses and expenses of other real estate owned were $172,000 for the eleven months ended March 31, 2012, compared to $259,000 for the year ended April 30, 2011. Also, for the eleven months ended March 31, 2012, FDIC assessment expense was $148,000, compared to $316,000 for the year ended April 30, 2011, a result of the short current period and due to a change in the FDIC calculation methodology. Finally, other expenses were $2,063,000 for the eleven months ended March 31, 2012, compared to $2,202,000 for the year ended April 30, 2011, a decrease of $139,000, of which $187,000 relates to the current shortened period.

Provision for income taxes:

The provision for income taxes was $618,000 for the eleven months ended March 31, 2012 compared to $737,000 for the year ended April 30, 2011. Effective income tax rates were 33.7% and 35.5%, respectively, for the 2012 and 2011 periods. The lower effective tax rate in comparison to statutory rates is reflective of income earned by a non-Bank investment subsidiary, which is taxed, for state purposes, at a lower rate and tax-exempt income earned on municipal securities.

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

The following table presents the Company’s income, yield and cost of funds by their primary components for the eleven months ended March 31, 2012 and the year ended April 30, 2011. Non-accrual loan and investment balances included in the calculation of the average interest-earning assets reduce the calculated yield.

	Eleven Months Ended March 31, 2012			Year Ended April 30, 2011
	Average		Rate	Average		Rate
	Balance	Interest	(Annualized)	Balance	Interest	(Annualized)
	(In Thousands)
Interest-earning assets:
Loans receivable	$126,006	$6,375	5.52%	$125,333	$7,193	5.74%
Investment securities	93,296	2,598	3.04%	91,649	3,202	3.49%
Interest-bearing deposits in banks	12,486	27	0.24%	8,527	20	0.23%

All interest-earning assets	$231,788	9,000	4.24%	$225,509	10,415	4.62%

Interest-bearing liabilities:
Deposits	$226,181	1,207	0.58%	$219,644	1,711	0.78%
Advances and borrowings	2,309	100	4.72%	5,051	207	4.10%

All interest-bearing liabilities	$228,490	1,307	0.62%	$224,695	1,918	0.85%

Net interest income		$7,693			$8,497

Interest rate spread			3.62%			3.77%

Net interest margin			3.62%			3.77%

Liquidity and Capital Resources:

The Company’s primary sources of liquidity are deposits, loan payments and payoffs, investment income, maturities and principal repayments of investments, and advances from the Federal Home Loan Bank of Boston. The Bank has also established a line of credit with The Federal Reserve Bank, collateralized by certain Government Sponsored Agency securities. Additionally, as a member of The Co-operative Central Bank’s Reserve Fund, the Company has a right to borrow from the Reserve Fund for short-term cash needs, although it has not recently exercised this right. The Company’s liquidity management program is designed to insure that sufficient funds are available to meet its daily cash requirements.

The Company believes its capital resources, including deposits, scheduled loan repayments, revenue generated from the sales of loans and investment securities, unused borrowing capacity at the Federal Home Loan Bank of Boston, and revenue from other sources will be adequate to meet its funding commitments. At March 31, 2012 and April 30, 2011, the Company’s capital ratios were in excess of regulatory requirements.

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

High and low sales prices and dividends paid during the eleven months ended March 31, 2012 and the year ended April 30, 2011 follows:

			Dividends
Quarterly Sales Prices	High	Low	Declared
2011
1st Quarter ended July 31, 2010	$8.35	$6.84	$0.06
2nd Quarter ended October 31, 2010	$10.25	$7.76	$0.06
3rd Quarter ended January 31, 2011	$9.84	$8.18	$0.06
4th Quarter ended April 30, 2011	$9.01	$7.75	$0.06

2012
1st Quarter ended July 31, 2011	$9.18	$8.40	$0.06
2nd Quarter ended October 31, 2011	$8.88	$7.00	$0.06
3rd Quarter ended January 31, 2012	$8.76	$7.40	$0.06
Two months ended March 31, 2012	$8.50	$7.57	$0.06

The Company may not declare or pay dividends on its capital stock if the effect would cause its capital to be reduced below regulatory requirements or otherwise violate applicable regulatory requirements. As of March 31, 2012, the Company had approximately 252 shareholders of record of 2,063,067 outstanding shares of common stock. This does not reflect the number of persons or entities who hold their common stock in nominee or “street” name through various brokerage firms.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE

ELEVEN MONTHS ENDED MARCH 31, 2012 AND

YEAR ENDED APRIL 30, 2011

(With Independent Auditor’s Report Thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

Middleboro, Massachusetts

We have audited the accompanying consolidated statements of financial condition of Mayflower Bancorp, Inc. (the Company) and Subsidiary as of March 31, 2012 and April 30, 2011, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the eleven month period ended March 31, 2012 and the year ended April 30, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mayflower Bancorp, Inc. and Subsidiary as of March 31, 2012 and April 30, 2011, and the results of their operations and their cash flows for the periods then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ PARENT, McLAUGHLIN & NANGLE
PARENT, McLAUGHLIN & NANGLE
Certified Public Accountants, Inc.

Boston, Massachusetts

June 11, 2012

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	March 31,	April 30,
(In Thousands)	2012	2011
ASSETS
Cash and cash equivalents:
Cash and due from banks	$3,764	$5,534
Interest-bearing deposits in banks	8,602	6,256

Total cash and cash equivalents	12,366	11,790
Investment securities (Note B):
Securities available-for-sale	44,295	46,350
Securities held-to-maturity	43,969	45,554

Total investment securities	88,264	91,904
Loans receivable, net (Note C)	134,331	124,497
Accrued interest receivable (Note E)	867	891
Real estate held for investment	628	1,008
Real estate acquired by foreclosure	194	1,211
Premises and equipment, net (Note F)	10,717	11,073
Deposits with The Co-operative Central Bank	449	449
Stock in Federal Home Loan Bank of Boston, at cost	1,449	1,650
Refundable income taxes (Note I)	596	134
Deferred income taxes (Note I)	377	855
Other assets	1,317	1,421

Total Assets	$251,555	$246,883

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits (Note G)	$226,562	$221,023
Advances and borrowings (Note H)	1,000	3,500
Advances from borrowers for taxes and insurance	655	154
Allowance for loan losses on off-balance sheet credit exposures	110	110
Accrued expenses and other liabilities	1,344	919

Total Liabilities	229,671	225,706

Commitments and contingencies (Notes K and M)	0	0
STOCKHOLDERS’ EQUITY (Note M)
Preferred stock $1.00 par value; authorized 5,000,000 shares; issued-none	0	0
Common stock $1.00 par value; authorized 15,000,000 shares; issued 2,063,067 shares at March 31, 2012 and 2,075,035 shares at April 30, 2011	2,063	2,075
Additional paid-in capital	4,321	4,326
Retained earnings	14,710	14,062
Accumulated other comprehensive income	790	714

Total Stockholders’ Equity	21,884	21,177

Total Liabilities and Stockholders’ Equity	$251,555	$246,883

See accompanying notes to consolidated financial statements.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	11 Months Ended March 31,	Year Ended April 30,
	2012	2011
	(In Thousands, Except Per Share Data)
INTEREST INCOME:
Loans receivable	$6,375	$7,193
Securities held-to-maturity	1,261	1,505
Securities available-for-sale	1,337	1,697
Interest-bearing deposits in banks	27	20

Total interest income	9,000	10,415

INTEREST EXPENSE:
Deposits	1,207	1,711
Borrowed funds	100	207

Total interest expense	1,307	1,918

NET INTEREST INCOME	7,693	8,497
PROVISION FOR LOAN LOSSES	228	201

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	7,465	8,296

NONINTEREST INCOME:
Loan origination and other loan fees	84	145
Customer service fees	583	666
Interchange income	210	204
Gain on sales of investment securities, net	294	294
Gain on sales of mortgage loans	376	472
Other	140	140

Total noninterest income	1,687	1,921

NONINTEREST EXPENSE:
Compensation and fringe benefits	3,965	4,232
Occupancy and equipment	969	1,133
FDIC assessment	148	316
Losses and expenses of foreclosed real estate	172	259
Other (Note J)	2,063	2,202

Total noninterest expense	7,317	8,142

INCOME BEFORE INCOME TAXES	1,835	2,075
PROVISION FOR INCOME TAXES (Note I)	618	737

NET INCOME	$1,217	$1,338

Basic earnings per share	$0.59	$0.64

Diluted earnings per share	$0.59	$0.64

Weighted average basic shares outstanding	2,069	2,082
Dilutive effect of outstanding stock options	3	0

Weighted average diluted shares outstanding	2,072	2,082

See accompanying notes to consolidated financial statements.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	(In Thousands, Except Share Amounts)
BALANCE, April 30, 2010	2,078,985	$2,079	$4,300	$13,293	$808	$20,480
COMPREHENSIVE INCOME:
Net income	0	0	0	1,338	0	1,338
Other comprehensive income, net of tax:
Change in unrealized gain on securities available-for-sale, net of deferred income taxes of $43,000	0	0	0	0	81	81
Reclassification adjustment for gains included in net income, net of deferred income taxes of $119,000	0	0	0	0	(175)	(175)

						(94)

Total comprehensive income						1,244
Issuance of shares of $1 par value
common stock	7,500	7	46	0	0	53
Purchase of Company stock	(11,450)	(11)	(20)	(69)	0	(100)
Cash dividends paid ($0.24 per share)	0	0	0	(500)	0	(500)

BALANCE, April 30, 2011	2,075,035	2,075	4,326	14,062	714	21,177
COMPREHENSIVE INCOME:
Net income	0	0	0	1,217	0	1,217
Other comprehensive income, net of tax:
Change in unrealized gain on securities available-for-sale, net of deferred income taxes of $155,000	0	0	0	0	254	254
Reclassification adjustment for gains included in net income, net of deferred income taxes of $116,000	0	0	0	0	(178)	(178)

						76

Total comprehensive income						1,293
Grants of restricted common stock	744	1	5	0	0	6
Stock-based compensation	0	0	11	0	0	11
Purchase of Company stock	(12,712)	(13)	(21)	(72)	0	(106)
Cash dividends paid ($0.24 per share)	0	0	0	(497)	0	(497)

BALANCE, March 31, 2012	2,063,067	$2,063	$4,321	$14,710	$790	$21,884

See accompanying notes to consolidated financial statements.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	11 Months Ended March 31,	Year Ended April 30,
	2012	2011
	(In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Interest and dividends received	$9,534	$10,706
Fees and other income received	1,435	1,636
Interest paid	(1,317)	(1,931)
Cash paid to suppliers and employees	(6,480)	(7,206)
Income taxes paid	(641)	(829)

Net cash provided by operating activities	2,531	2,376

CASH FLOWS FROM INVESTING ACTIVITIES:
Net increase in loans	(9,284)	(4,000)
Purchases of available-for-sale securities	(27,220)	(28,887)
Proceeds from sales, calls, and maturities of available-for-sale securities	29,399	32,229
Purchases of held-to-maturity securities	(28,198)	(37,113)
Proceeds from maturities and calls of held-to-maturity securities	29,558	35,705
Proceeds from redemption of FHLB stock	201	0
Proceeds from sale of other real estate owned	300	0
Proceeds from sales of real estate acquired by foreclosure	125	355
Capital additions to real estate acquired by foreclosure	0	(76)
Purchases of premises and equipment	(79)	(423)
Other—net	306	51

Net cash used in investing activities	(4,892)	(2,159)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in deposits	5,539	(4,294)
Payments on advances and borrowings	(2,500)	(4,000)
Increase (decrease) in advances from borrowers for taxes and insurance	501	(59)
Proceeds from issuance of common stock	0	53
Repurchase of Company stock	(106)	(100)
Dividends paid	(497)	(500)

Net cash provided by (used in) financing activities	2,937	(8,900)

Net increase (decrease) in cash and cash equivalents	576	(8,683)
Cash and cash equivalents, April 30, 2011	11,790	20,473

Cash and cash equivalents, March 31, 2012	$12,366	$11,790

See accompanying notes to consolidated financial statements.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Continued)

	11 Months Ended March 31,	Year Ended April 30,
	2012	2011
	(In Thousands)
Reconciliations of net income to net cash provided by operating activities:
Net income	$1,217	$1,338

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	450	510
Provision for loan losses	228	201
Loss on other real estate owned	65	0
Writedown of real estate acquired by foreclosure	71	162
Premium amortization	511	255
Intangible amortization	0	8
Deferred income taxes	439	18
Gain on sales of investment securities, net	(294)	(294)
Grants of restricted stock	6	0
Stock based compensation	11	0
Decrease (increase) in refundable income taxes	(462)	(109)
Decrease (increase) in accrued interest receivable	24	35
Decrease (increase) in prepaid expenses	103	292
Decrease (increase) in mortgage servicing rights	(3)	(21)
Decrease (increase) in deferred loan origination costs	42	9
Increase (decrease) in accrued interest payable	(11)	(13)
Increase (decrease) in accrued expenses	134	(15)

Total adjustments	1,314	1,038

Net cash provided by operating activities	$2,531	$2,376

SUPPLEMENTAL DISCLOSURES:
Total increase (decrease) in unrealized gain on securities available-for-sale	$115	($170)

Loans transferred to foreclosed real estate	$0	$295

Proceeds from sales of foreclosed real estate financed through loans	$831	$457

See accompanying notes to consolidated financial statements.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

A.	Summary of Significant Accounting Policies:

Nature of operations:

Mayflower Bancorp, Inc. (the “Company”) is a Massachusetts chartered holding company whose principal subsidiary is Mayflower Co-operative Bank (the “Bank”). The Bank operates eight full-service banking offices in Middleboro, Plymouth, Wareham, Rochester, Bridgewater, and Lakeville, Massachusetts providing a variety of deposit and lending services. As a Massachusetts chartered co-operative bank whose deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”) and the Share Insurance Fund (“SIF”), the activities of the Bank are subject to regulation, supervision and examination by federal and state regulatory authorities, including, but not limited to the FDIC and the Massachusetts Division of Banks. In addition, as a bank holding company, the Company is subject to supervision, examination and regulation by the Board of Governors of the Federal Reserve System.

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

Effective February 2012, Mayflower Bancorp, Inc. changed its fiscal year-end from April 30 to March 31. The accompanying most recent financial statements are for the eleven month period ended March 31, 2012.

Basis of presentation:

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles and to general practices within the Banking industry. The consolidated financial statements include the accounts of Mayflower Bancorp, Inc. and its wholly-owned subsidiary, Mayflower Co-operative Bank and its subsidiaries, MFLR Securities Corporation and Mayflower Plaza, LLC, which engages in the ownership of real estate. All significant intercompany balances and transactions have been eliminated in consolidation.

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

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

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

Securities available-for-sale:

Available-for-sale securities consist of investment securities not classified as trading securities or as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are excluded from earnings and are included in other comprehensive income. Realized gains on available-for-sale securities are included in other noninterest income and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method over the remaining period to contractual maturity or estimated average life.

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

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

The ability and willingness of borrowers to honor their repayment commitments is generally dependent on the health of the general economy and the real estate sector in the borrower’s geographic areas. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of unearned discount, deferred loan fees and the allowance for loan losses. Loan origination and commitment fees and certain direct loan origination costs are capitalized and the net amount is amortized as an adjustment of the loan yield over the contractual life of the related loans.

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

Allowance for loan losses:

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

The allowance consists of general, allocated and unallocated components, as further discussed below.

General and unallocated components:

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

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

The qualitative factors are determined based on the various risk characteristics of each loan segment. Risk characteristics relevant to each portfolio segment are as follows:

Residential mortgages and home equity loans and lines of credit—The Company generally does not generate loans with a loan-to-value ratio greater than 80 percent and does not grant subprime loans. All loans in these segments are collateralized by residential real estate and repayment is dependent on the credit quality of the individual borrower. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this segment.

Commercial mortgages—Loans in this segment are primarily income-producing properties such as apartment buildings and properties used for business operations such as office buildings and industrial facilities. The underlying cash flows generated by the properties are adversely impacted by a downturn in the economy as evidenced by increased vacancy rates, which in turn, will have an effect on the credit quality in this segment.

Construction mortgages—Loans in this segment primarily include real estate development loans for which payment is derived from sale of the property, as well as construction projects in which the property will ultimately be used by the borrower. Credit risk is affected by cost overruns, time to sell at an adequate price, and market conditions.

Commercial loans—Loans in this segment are made to businesses and are generally secured by the assets of the business. Repayment is expected from the cash flows generated by the business. A weakened economy, and resultant decreased consumer spending, will have an effect on the credit quality in this segment.

Allocated component

The allocated component relates to loans that are classified as impaired. Impairment is measured on a loan by loan basis for residential mortgages, commercial mortgages, construction mortgages, home equity loans and lines of credit, and commercial loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral if the loan is collateral dependent. An allowance is established when the discounted cash flows (or collateral value) of the impaired loan is lower than the carrying value of that loan.

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

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

The Company periodically may agree to modify the contractual terms of loans. When a loan is modified and a concession that the Company would not otherwise consider is made because the borrower is experiencing financial difficulty, the modification is considered a troubled debt restructuring (TDR). All TDRs are initially classified as impaired.

Allowance for loan losses on off-balance sheet credit exposures:

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

Foreclosed real estate:

Real estate properties acquired through, or in lieu of loan foreclosure, are to be sold, and are recorded at the time of foreclosure at the fair value, less costs to sell, of the related collateral, which becomes the new basis. The excess of the balance of the loan over the estimated fair value, if any, is charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less costs to sell. Impairment losses on property to be held and used are measured as the amount by which the carrying amount of a property exceeds its fair value. Costs incurred in maintaining foreclosed real estate and subsequent adjustments to the carrying amount of the property are included in losses and expenses of foreclosed real estate, while certain costs to improve such properties are capitalized.

Premises and equipment:

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is computed on the straight-line method over the estimated useful lives of the respective assets as follows:

Office buildings and improvements	20 to 50 years
Furniture, fixtures and equipment	3 to 20 years

Transfers of financial assets:

Transfers of an entire financial asset, a group of entire financial assets, or a participating interest in an entire financial asset are accounted for as sales when control over the assets has been surrendered.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets.

During the normal course of business, the Company may transfer a portion of a financial asset, for example, a participation loan or the government-guaranteed portion of a loan. To be eligible for sales treatment, the transfer of the portion of the loan must meet the criteria of a participating interest. If it does not meet the criteria of a participating interest, the transfer must be accounted for as a secured borrowing. In order to meet the criteria for a participating interest, all cash flows from the loan must be divided proportionately, the rights of each loan holder must have the same priority, the loan holders must have no recourse to the transferor other than standard representations and warranties and no loan holder can have the right to pledge or exchange the entire loan.

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

The Company recognizes and measures its unrecognized tax positions in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax positions is adjusted when new information is available, or when an event occurs that requires a change. The Company’s policy is to analyze its tax positions for all open tax years. The Company has not identified any uncertain tax positions requiring accrual or disclosure at March 31, 2012 or April 30, 2011. Interest and penalties, if any, associated with uncertain tax positions are classified as additional income tax expense on the statements of income. The Company’s income tax returns are subject to review and examination by federal and state taxing authorities; however, there are currently no examinations for any tax periods in progress. Management of the Company believes it is no longer subject to examination for years prior to 2008.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

Pension plan:

The Company provides pension benefits for its employees through participation in the Massachusetts Co-operative Banks’ Employees Retirement Association. It is the Company’s policy to fund pension plan costs in the year of accrual.

Stock-based compensation:

At March 31, 2012, the Company had one stock-based compensation plan, described more fully in Note M. The Company measures and recognizes compensation cost relating to share-based payment transactions based on the grant-date fair value of the equity instruments issued. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the consolidated statements of income. Share-based compensation is recognized over the period the employee is required to provide services for the award. The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options granted.

Earnings per share:

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share reflects the effect on the weighted average shares outstanding of the number of additional shares outstanding if dilutive stock options were converted into common stock using the treasury method.

Subsequent events:

The Company has evaluated subsequent events through June 11, 2012, which is the date the financial statements were available to be issued.

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

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

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

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

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

The following is a description of the Company’s valuation methodologies used to measure and disclose the fair values of its financial assets and liabilities on a recurring or nonrecurring basis:

Securities available-for-sale: Securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based on quoted prices, when available. If quoted prices are not available, fair values are measured using pricing models.

The Company utilizes a third party pricing service to obtain fair values for investment securities. The pricing service utilizes the following methods to value the security portfolio:

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

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

Recent accounting pronouncements:

In October 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-20, Receivables (Topic 310): Disclosures About the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which amends Accounting Standards Codification Topic 310, Receivables. The purpose of the Update is to improve transparency by companies that hold financing receivables, including loans, leases and other long-term receivables. The Update requires such companies to disclose more information about the credit quality of their financing receivables and the credit reserves against them. The disclosures as of the end of a reporting period were effective for interim and annual reporting periods ending on or after December 15, 2010. Disclosures about activity that occurs during a reporting period were effective for interim and annual reporting periods beginning on or after December 15, 2010. The disclosure requirements have been incorporated in the notes to the Company’s consolidated financial statements. As this Standard amends only disclosure requirements for loans and the allowance for loan losses, adoption has had no impact on the Company’s consolidated financial statements.

In April 2011, the FASB issued Accounting Standards Update No. 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. This Update will improve financial reporting by creating greater consistency in the way Generally Accepted Accounting Principles are applied for various types of debt restructuring by clarifying which loan modifications constitute troubled debt restructurings. This Update is effective for interim and annual periods beginning on or after June 15, 2011, and applies retrospectively to restructurings occurring on or after the beginning of the fiscal year of adoption. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

In June 2011, the FASB issued Accounting Standards Update 2011-05, Comprehensive Income (Topic 220). This Update states that an entity has the option to present total comprehensive income, the components of net income, and the components of other comprehensive income in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. The amendments in this Update should be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted. The adoption of this Update will not have a material impact on the Company’s consolidated financial position.

In September 2011, the FASB issued Accounting Standards Update No. 2011-09, Compensation—Retirement Benefits (Subtopic 715): Disclosures about an Employer’s Participation in a Multiemployer Plan. This Update requires that employers provide additional separate disclosures for multiemployer pension plans and multiemployer other postretirement benefit plans. For employers that participate in multiemployer pension plans, the amendments in this Update require an employer to provide additional quantitative and qualitative disclosures. The amended disclosures provide users with more detailed information about an employer’s involvement in multiemployer pension plans. The amendments in this Update are effective for annual periods for fiscal years ending after December 15, 2011. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

In December 2011, the FASB issued Accounting Standards Update No. 2011-11, Balance Sheet (Topic 210) Disclosures about Offsetting Assets and Liabilities. The amendments in this Update will enhance disclosures required by U.S. GAAP by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with either Section 210-20-45 or Section 815-10-45 or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45. This information will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this Update. The amendments in this Update are effective for annual periods for fiscal years beginning on or after January 1, 2013. The Company does not expect the adoption of this guidance to have a material impact on the Company’s consolidated financial statements.

B.	Investment Securities:

Investment securities have been classified according to management’s intent. The amortized cost of securities and their approximate fair values at March 31, 2012 and April 30, 2011 are as follows:

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	March 31, 2012
	(In Thousands)
AVAILABLE-FOR-SALE SECURITIES:
U.S. Government agency obligations	$9,004	$16	($6)	$9,014
Municipal obligations	2,832	171	0	3,003
Mortgage-backed and related securities	30,414	1,079	(6)	31,487
Trust preferred securities	750	0	(33)	717
Equity securities	0	74	0	74

	$43,000	$1,340	($45)	$44,295

HELD-TO-MATURITY SECURITIES:
U.S. Government agency obligations	$13,394	$38	($12)	$13,420
Municipal obligations	3,037	240	0	3,277
Mortgage-backed and related securities	27,538	1,173	(29)	28,682

	$43,969	$1,451	($41)	$45,379

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	April 30, 2011
	(In Thousands)
AVAILABLE-FOR-SALE SECURITIES:
U.S. Government agency obligations	$10,481	$33	($26)	$10,488
Corporate debt securities	500	1	0	501
Municipal obligations	2,292	80	(10)	2,362
Mortgage-backed and related securities	31,147	1,004	(10)	32,141
Trust preferred securities	750	0	(18)	732
Equity securities	0	126	0	126

	$45,170	$1,244	($64)	$46,350

HELD-TO-MATURITY SECURITIES:
U.S. Government agency obligations	$14,995	$42	($104)	$14,933
Municipal obligations	3,723	100	(3)	3,820
Mortgage-backed and related securities	26,836	867	(56)	27,647

	$45,554	$1,009	($163)	$46,400

At March 31, 2012, debt securities with a fair value of $2,512,000 were pledged to secure advances from the Federal Reserve Bank.

Mortgage-backed and related securities consist of primarily FHLMC and FNMA certificates and other asset-backed investments.

Proceeds from sales of investment securities amounted to $5,078,000 and $4,423,000 during the eleven months ended March 31, 2012 and the year ended April 30, 2011, respectively. Gross gains of $265,000 and $268,000 for the eleven months ended March 31, 2012 and the year ended April 30, 2011, respectively, and no gross losses for the eleven months ended March 31, 2012 and the year ended April 30, 2011 were realized on those sales. Additionally, gross gains of $29,000 and $26,000, for the eleven months ended March 31, 2012 and the year ended April 30, 2011, respectively, were recorded on calls of investment securities.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

The scheduled maturities of securities held-to-maturity and securities (other than equity and trust preferred securities) available-for-sale at March 31, 2012 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities		Securities
	Held-to-Maturity		Available-for-Sale
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
	(In Thousands)
Due in 1 year or less	$251	$258	$501	$509
Due after 1 year through 5 years	8,497	8,523	9,004	9,014
Due after 5 years through 10 years	6,158	6,274	1,027	1,118
Due after 10 years	1,525	1,642	1,304	1,376

	16,431	16,697	11,836	12,017
Mortgage-backed and related securities	27,538	28,682	30,414	31,487

	$43,969	$45,379	$42,250	$43,504

Information pertaining to securities with gross unrealized losses at March 31, 2012, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

	Less Than Twelve Months		Twelve Months or Greater		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	(In Thousands)
Securities Available-for-Sale:
U.S. Government agency obligations	$3,491	$6	$0	$0	$3,491	$6
Mortgage-backed and related securities	1,906	6	0	0	1,906	6
Trust preferred securities	0	0	717	33	717	33

Total securities available-for-sale	$5,397	$12	$717	$33	$6,114	$45

Securities Held-to-Maturity:
U.S. Government agency obligations	$2,490	$12	$0	$0	$2,490	$12
Mortgage-backed and related securities	1,007	12	190	17	1,197	29

Total securities held-to-maturity	$3,497	$24	$190	$17	$3,687	$41

Management and the Board of Directors review the investment portfolio on a quarterly basis and evaluate securities for other-than-temporary impairment status. As part of this review, management discusses those securities that have depreciated in value to determine if the security is other-than-temporarily impaired. If the conclusion is that the security has been impaired, management will either write down or sell the security. As part of the evaluation process, consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

At March 31, 2012, the Company had 18 securities with an aggregate depreciation of less than 1.0% from the Company’s amortized cost basis. Three of these instruments (with aggregate depreciation of approximately 5.2%) have been in a continuous loss position for more than one year. The unrealized losses for the remaining instruments relate primarily to debt securities secured by Government-sponsored agencies and Government-sponsored mortgage-backed securities and result from changes in the bond markets since their purchase. Because all of the securities continue to perform according to their contractual terms and because the Company does not intend to sell the securities before recovery of their amortized cost, which may be maturity, the Company does not consider these securities to be other-than-temporarily impaired at March 31, 2012.

C.	Loans Receivable:

Loans receivable is summarized as follows:

	March 31,	April 30,
	2012	2011
	(In Thousands)
Mortgage loans on real estate:
Residential	$60,691	$48,724
Commercial	44,273	43,511
Construction	6,605	6,272
Home equity loans	2,821	3,521
Home equity lines of credit	17,271	17,702

	131,661	119,730
Less:
Due borrowers on unadvanced loans	(2,487)	(1,308)
Net deferred loan origination costs	51	93

	129,225	118,515

Consumer loans	1,745	1,620
Commercial loans	4,578	5,576

	135,548	125,711
Less allowance for loan losses	(1,217)	(1,214)

	$134,331	$124,497

Included in the above table are fixed-rate residential mortgages purchased by the Company during the eleven months ended March 31, 2012 with an initial principal balance of $10,714,000. The principal balance of these mortgages at March 31, 2012 was $10,690,000. The unamortized premium from this purchase was $236,000 at March 31, 2012.

Home equity lines of credit, consumer lines of credit and commercial lines of credit are shown net of unadvanced funds amounting to $16,261,000, $399,000 and $3,626,000, respectively, at March 31, 2012.

The following tables present the activity in the allowance for loan losses and the recorded investment in loans by portfolio segment and based upon impairment method as of March 31, 2012 and April 30, 2011:

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

	Residential Mortgages	Commercial Mortgages	Construction Mortgages	Home Equity Loans and Lines of Credit	Commercial Loans	Consumer Loans	Unallocated	Total
(In Thousands)	March 31, 2012
Allowance for loan losses:
Balance at April 30, 2011	$173	$635	$95	$182	$112	$17	$0	$1,214
Charge-offs	(110)	(14)	0	(104)	0	(3)	0	(231)
Recoveries	0	0	0	0	6	0	0	6
Provision	119	(36)	(30)	168	(4)	11	0	228

Balance at March 31, 2012	$182	$585	$65	$246	$114	$25	$0	$1,217

Ending balance: individually evaluated for impairment	$0	$0	$0	$60	$0	$2	$0	$62

Ending balance: collectively evaluated for impairment	$182	$585	$65	$186	$114	$23	$0	$1,155

Loans receivable:
Balance at March 31, 2012	$60,691	$44,073	$4,318	$20,092	$4,578	$1,745	$0	$135,497

Ending balance: individually evaluated for impairment	$0	$0	$0	$60	$0	$2	$0	$62

Ending balance: collectively evaluated for impairment	$60,691	$44,073	$4,318	$20,032	$4,578	$1,743	$0	$135,435

	Residential Mortgages	Commercial Mortgages	Construction Mortgages	Home Equity Loans and Lines of Credit	Commercial Loans	Consumer Loans	Unallocated	Total
(In Thousands)	April 30, 2011
Allowance for loan losses:
Balance at April 30, 2010	$161	$639	$95	$151	$129	$19	$0	$1,194
Charge-offs	0	(123)	0	0	(119)	(11)	0	(253)
Recoveries	0	0	0	0	71	1	0	72
Provision	12	119	0	31	31	8	0	201

Balance at April 30, 2011	$173	$635	$95	$182	$112	$17	$0	$1,214

Ending balance: individually evaluated for impairment	$15	$0	$0	$55	$0	$0	$0	$70

Ending balance: collectively evaluated for impairment	$158	$635	$95	$127	$112	$17	$0	$1,144

Loans receivable:
Balance at April 30, 2011	$48,724	$43,511	$4,964	$21,223	$5,576	$1,620	$0	$125,618

Ending balance: individually evaluated for impairment	$761	$456	$0	$139	$0	$0	$0	$1,356

Ending balance: collectively evaluated for impairment	$47,963	$43,055	$4,964	$21,084	$5,576	$1,620	$0	$124,262

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

The following is a summary of information pertaining to impaired loans:

	March 31, 2012			11 Months Ended March 31, 2012
(In Thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
None	$0	$0	$0	$0	$0

With an allowance recorded:
Home equity loans and lines of credit	60	60	60	60	2
Consumer loans	2	2	2	3	0

Totals:
Home equity loans and lines of credit	$60	$60	$60	$60	$2
Consumer loans	2	2	2	3	0

Total impaired loans	$62	$62	$62	$63	$2

	April 30, 2011			Year Ended April 30, 2011
(In Thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Residential mortgages	$453	$453	$0	$455	$8
Commercial mortgages	456	579	0	580	20

With an allowance recorded:
Residential mortgages	308	308	15	309	6
Home equity loans and lines of credit	139	139	55	139	1

Totals:
Residential mortgages	$761	$761	$15	$764	$14
Commercial mortgages	456	579	0	580	20
Home equity loans and lines of credit	139	139	55	139	1

Total impaired loans	$1,356	$1,479	$70	$1,483	$35

There were no loans modified as troubled debt restructures during the eleven months ended March 31, 2012. Losses on loans modified as troubled debt restructures, if any, are charged against the allowance for loan losses when management believes the uncollectibility of the loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance for loan losses.

Nonaccrual loans include loans which are contractually past due 90 days or more and loans less than 90 days past due on which the Bank has ceased accruing interest. Total interest due but not accrued on nonaccrual loans totaled approximately $3,000 and $56,000 at March 31, 2012 and April 30, 2011, respectively. The following table presents the recorded investment in nonaccrual loans and loans past due over 90 days and still accruing by class of loans as of March 31, 2012 and April 30, 2011:

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

	Non accrual	Loans Past Due Over 90 Days and Still Accruing	Non accrual	Loans Past Due Over 90 Days and Still Accruing
(In Thousands)	March 31, 2012		April 30, 2011
Residential mortgages	$282	$0	$1,108	$0
Commercial mortgages	0	250	456	0
Home equity loans and lines of credit	30	0	139	0

Total	$312	$250	$1,703	$0

The following table presents the aging of the recorded investment in past due loans as of March 31, 2012 and April 30, 2011:

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Loans Receivable
(In Thousands)	March 31, 2012
Residential mortgages	$176	$16	$0	$192	$60,499	$60,691
Commercial mortgages	0	125	250	375	43,698	44,073
Construction mortgages	0	250	0	250	4,068	4,318
Home equity loans and lines of credit	0	67	30	97	19,995	20,092
Commercial loans	0	0	0	0	4,578	4,578
Consumer loans	0	2	0	2	1,743	1,745

	$176	$460	$280	$916	$134,581	$135,497

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Loans Receivable
(In Thousands)	April 30, 2011
Residential mortgages	$452	$0	$1,108	$1,560	$47,164	$48,724
Commercial mortgages	176	300	456	932	42,579	43,511
Construction mortgages	0	0	0	0	4,964	4,964
Home equity loans and lines of credit	158	0	139	297	20,926	21,223
Commercial loans	4	0	0	4	5,572	5,576
Consumer loans	0	0	0	0	1,620	1,620

	$790	$300	$1,703	$2,793	$122,825	$125,618

Credit quality information:

The Company utilizes the following indicators to assess credit quality:

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

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

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

On a quarterly basis, or more often if needed, the Company reviews the ratings on commercial mortgages, construction mortgages, and commercial loans. Annually, the Company performs an internal review on a significant portion of loans within these segments. Management uses the results of these reviews as part of its annual review process.

The following table displays the loan portfolio by credit quality indicators as of March 31, 2012 and April 30, 2011:

	Residential Mortgages	Commercial Mortgages	Construction Mortgages	Home Equity Loans and Lines of Credit	Commercial Loans	Consumer Loans	Total
(In Thousands)	March 31, 2012
Pass	$60,058	$42,384	$3,868	$20,032	$4,578	$1,743	$132,663
Special mention	351	695	250	0	0	0	1,296
Substandard	282	1,194	0	0	0	0	1,476
Doubtful	0	0	0	60	0	2	62

	$60,691	$44,273	$4,118	$20,092	$4,578	$1,745	$135,497

	Residential Mortgages	Commercial Mortgages	Construction Mortgages	Home Equity Loans and Lines of Credit	Commercial Loans	Consumer Loans	Total
(In Thousands)	April 30, 2011
Pass	$47,437	$41,490	$4,964	$21,084	$5,576	$1,620	$122,171
Special mention	526	342	0	0	0	0	868
Substandard	453	1,679	0	99	0	0	2,231
Doubtful	308	0	0	40	0	0	348

	$48,724	$43,511	$4,964	$21,223	$5,576	$1,620	$125,618

D.	Loan Servicing:

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balance of mortgage loans serviced for others was $88,224,000 and $88,140,000 at March 31, 2012 and April 30, 2011, respectively.

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $1,897,000 and $945,000 at March 31, 2012 and April 30, 2011, respectively.

Mortgage servicing rights of approximately $194,000 and $206,000 were capitalized for the eleven

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

months ended March 31, 2012 and the year ended April 30, 2011, respectively. Amortization of mortgage servicing rights was approximately $191,000 and $185,000 for the eleven months ended March 31, 2012 and the year ended April 30, 2011, respectively.

E.	Accrued Interest Receivable:

Accrued interest receivable is summarized as follows:

	March 31,	April 30,
	2012	2011
	(In Thousands)
Investment securities	$365	$417
Loans receivable	502	473
Other	0	1

	$867	$891

F.	Premises and Equipment:

A summary of the cost and accumulated depreciation of premises and equipment is as follows:

	March 31,	April 30,
	2012	2011
	(In Thousands)
Land	$2,928	$2,928
Buildings and land improvements	10,477	10,468
Equipment	2,211	2,142

	15,616	15,538
Accumulated depreciation	(4,899)	(4,465)

	$10,717	$11,073

Depreciation expense for the eleven months ended March 31, 2012 and the year ended April 30, 2011 amounted to $450,000 and $510,000, respectively.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

G.	Deposits:

Deposits are summarized as follows:

	March 31,	April 30,
	2012	2011
	(In Thousands)
NOW accounts	$37,955	$33,649
Demand deposit accounts	17,422	17,802
Official checks	2,532	2,723
Regular savings accounts	42,770	38,150
Money market deposit accounts	39,341	36,650

Total non-certificate accounts	140,020	128,974

Certificates:
Term and money market	69,870	75,401
IRA	16,672	16,648

Total certificate accounts	86,542	92,049

Total deposits	$226,562	$221,023

Term deposit certificates of $100,000 or more totaled approximately $33,584,000 and $34,262,000 at March 31, 2012 and April 30, 2011, respectively.

A summary of term certificate accounts by maturity, as of March 31, 2012, is as follows:

	Weighted Average Rate	Amount in Thousands
Within one year	0.83%	$66,980
Over one year to two years	1.47%	8,924
Over two years to three years	1.89%	4,738
Over three years to five years	2.09%	5,900

		$86,542

H.	Advances, Borrowings and Lines-of-Credit:

At March 31, 2012, the Company has one outstanding advance from the Federal Home Loan Bank of Boston amounting to $1,000,000, which matures in June 2017 and bears an interest rate of 4.49%. The advance may be prepaid at any time subject to a prepayment fee.

All borrowings from the Federal Home Loan Bank of Boston are secured by certain unencumbered mortgage loans. The Company also has a variable rate overnight line-of-credit of $2,714,000 with the Federal Home Loan Bank of Boston, which was unused at March 31, 2012. The Bank has also established a line-of-credit with the Federal Reserve Bank, collateralized by $2.5 million of securities issued by Government Sponsored Entities, and has an unsecured line-of-credit totaling $5.0 million with The Co-operative Central Bank. All of these lines were unused at March 31, 2012.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

I.	Income Taxes:

Consolidated income taxes for the eleven months ended March 31, 2012 and the year ended April 30, 2011 are summarized as follows:

	2012	2011
	(In Thousands)
Current:
Federal	$172	$590
State	7	129

Total current	179	719

Deferred (Benefit):
Federal	335	(1)
State	104	19

Total deferred (benefit)	439	18

Total income tax expense	$618	$737

The components of the net deferred tax assets (liabilities) at March 31, 2012 and April 30, 2011 are summarized as follows:

	March 31,	April 30,
	2012	2011
	(In Thousands)
Deferred tax assets for deductible temporary differences	$1,597	$2,075
Deferred tax liabilities for taxable temporary differences	(1,220)	(1,220)

Net deferred tax asset	$377	$855

The tax effects of significant temporary differences at March 31, 2012 and April 30, 2011 are summarized as follows:

	March 31,	April 30,
	2012	2011
	(In Thousands)
Deferred tax assets:
Allowance for loan losses in excess of tax reserves	$490	$489
Deferred compensation	221	217
Tax versus book basis of organization costs	46	50
Tax versus book basis of loans originated for sale	45	380
Tax versus book basis of real estate acquired by foreclosure	71	199
Fannie Mae and Freddie Mac ordinary loss	656	656
Reserve for credit losses	44	44
Other	24	40

	$1,597	$2,075

Deferred tax liabilities:
Tax versus book basis of premises and equipment	$302	$322
Tax versus book basis of mortgage servicing rights	216	214
Loan origination fees deferred for tax purposes	150	145
Unrealized gain on available-for-sale securities	505	466
Other	47	73

	$1,220	$1,220

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

Total income tax expense for the eleven months ended March 31, 2012 and the year ended April 30, 2011 differed from amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes as a result of the following:

	2012	2011
	(In Thousands)
Expected income tax expense at federal tax rate	$624	$706
State income tax, net of federal income tax	73	97
Tax exempt municipals and other	(79)	(66)

Total income tax expense	$618	$737

No interest or penalties were recognized in income tax expense for the eleven months ended March 31, 2012 or the year ended April 30, 2011.

J.	Other Noninterest Expense:

Other noninterest expense amounts are summarized as follows for the eleven months ended March 31, 2012 and the year ended April 30, 2011:

	2012	2011
	(In Thousands)
Data processing	$345	$383
Directors’ fees	249	274
Professional fees (legal, audit, consulting)	364	376
Printing, postage, and supplies	194	199
On-line banking fees	122	121
Other	789	849

	$2,063	$2,202

K.	Commitments and Contingencies:

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

Financial instruments whose contract amounts represent credit risk at March 31, 2012 and April 30, 2011:

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

	Contractual
	Amounts
	March 31, 2012	April 30, 2011
	(In Thousands)
Commitments to originate loans	$3,311	$5,953
Unadvanced portions of home equity, consumer and commercial lines of credit	20,286	20,891
Unadvanced portions of construction loans	2,487	1,308
Standby letters of credit	0	54

	$26,084	$28,206

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

Lease commitments:

The Company leases its Rochester branch location, the site for its Bridgewater branch location, and a site for a remote ATM location under non-cancelable operating leases which expire at various times through November 2027. Minimum future lease payments under these leases are as follows:

Year Ending March 31,	Amounts in Thousands
2013	$66
2014	63
2015	59
2016	60
2017	47
Thereafter	447

$742

Rental expense amounted to $59,000 and $75,000 for the eleven months ended March 31, 2012 and the year ended April 30, 2011.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

L.	Pension Plans:

The Company sponsors a pension plan covering all eligible employees through membership in the Co-operative Banks’ Employees Retirement Association (“CBERA”). The required disclosures follow:

Name of Plan:	The Defined Benefit Plan (Plan C) of the CBERA Retirement Program

Plan’s Tax ID #:	04-6035593

Plan Number:	334

Plan Year End:	December 31, 2009	December 31, 2010	December 31, 2011

Actuarial Valuation:	January 1, 2009	January 1, 2010	January 1, 2011

FTAP Percentage:	92.3% (Green)	96.8% (Green)	94.7% (Green)

(Funded Target Attainment Percentage)
Employer Plan Year Contributions:	$120,000	$182,976	$183,144
	Did not exceed 5%	Did not exceed 5%	Did not exceed 5%

Funding Improvement:	This employer was not subject to any specific minimum contributions other than amounts, determined by the Trustees of the Plan, that maintain the funded status of the Plan in accordance with the requirements of the Pension Protection Act (PPA) and ERISA.

In addition, the Company also participates in a 401(k) savings plan through CBERA. Eligible employees may contribute up to 50% of their salary, subject to certain limitations, which can be matched up to 5% by the Company on a dollar-for-dollar basis.

Pension expense on the multi-employer plans, including contributory payments to the Company sponsored 401(k) plan, amounted to $304,000 and $335,000 for the eleven months ended March 31, 2012 and the year ended April 30, 2011, respectively.

In 1998, the Company adopted a deferred compensation arrangement with certain officers and directors whereby these individuals can elect to defer a portion of compensation and fees to be then paid in the future with interest defined in the Plan. Total expense under this Plan amounted to $68,000 and $75,000 for the eleven months ended March 31, 2012 and the year ended April 30, 2011, respectively.

M.	Stock Option and Restricted Stock Plans:

The Company accounts for stock-based compensation pursuant to ASC 718 Compensation – Stock Compensation (“ASC 718”). The Company uses the Black-Scholes option-pricing model as its method for determining the fair value of stock option grants. In 1999, the Company adopted a Stock Option and Incentive Plan for the benefit of officer and non-officer employees and directors of the Company. Shares reserved under this plan totaled 99,750 shares of authorized but unissued common stock. This plan expired in 2009. All remaining awards outstanding under this plan were granted in December 2005. However, awards outstanding at the time the plan expires will continue to remain outstanding according to their terms.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

On August 24, 2010, the Company’s stockholders approved the Mayflower Bancorp, Inc. 2010 Equity Incentive Plan (the “Incentive Plan”). Under this plan, 156,475 shares have been reserved for issuance as options to purchase stock, restricted stock, or other stock awards, of which a maximum of 104,317 restricted shares may be granted. The exercise price of an option may not be less than the fair market value of the Company’s common stock on the date of the grant of the option and may not be exercisable more than ten years after the date of the grant. As of March 31, 2012, 148,820 shares remained unissued and available for award under the Incentive Plan, of which 100,597 are available as restricted stock.

Forfeitures of awards granted under the incentive plan are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates in order to derive the Company’s best estimate of awards ultimately expected to vest. Estimated forfeiture rates represent only the unvested portion of a surrendered option and are typically estimated based on historical experience. Based on an analysis of the Company’s historical data, the Company applied no forfeiture rate to stock options outstanding in determining stock compensation expense for the eleven months ended March 31, 2012.

During the eleven months ended March 31, 2012, the Company awarded options to purchase 3,935 shares which vest immediately. The fair value of each option is estimated on the date of the grant using the Black-Scholes option-pricing model and amounted to $2.97 for the options granted in June 2011 and $2.32 for the options granted in August 2011, or $11,000 in total, for the eleven months ended March 31, 2012. Assumptions used to determine the fair value of stock options granted are as follows:

	Granted June 2011	Granted August 2011
Weighted average fair value	$2.97	$2.32
Options granted	2,395	1,540
Expected dividend yield	2.77%	2.73%
Risk-free interest rate	3.01%	2.34%
Expected volatility	45.10%	37.81%
Expected life in years	5.00	5.00

Stock option activity was as follows for the eleven months ended March 31, 2012 and the year ended April 30, 2011:

	Number of Shares	Weighted Average Exercise Price
Balance outstanding at April 30, 2010 (fully vested)	32,450	$12.40
Options exercised	(7,500)	7.08

Balance outstanding at April 30, 2011	24,950	$14.00
Options granted	3,935	8.57
Options forfeited	(2,000)	14.00

Balance outstanding at March 31, 2012 (fully vested)	26,885	$13.20

The Company also granted 3,720 restricted shares during the eleven months ended March 31, 2012 which vest over a five year period. Total compensation expense related to the grants was $6,000 for the eleven months ended March 31, 2012.

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

As of March 31, 2012, the expected future compensation related to restricted stock is approximately $6,000 for each of the next four years.

A summary of restricted stock activity is as follows:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Non-vested at April 30, 2011	0	$0.00
Granted	3,720	8.59
Vested	(744)	8.59
Forfeited	0	0.00

Non-vested at March 31, 2012	2,976	$8.59

Proceeds received from the exercise of stock options during the year ended April 30, 2011 amounted to approximately $53.000

There was no stock-based compensation expense for the year ended April 30, 2011.

N.	Related Party Transactions:

The Bank has a policy providing that loans (excluding passbook loans) will not be granted to directors, officers and other employees of the Bank.

Loans to related parties at March 31, 2012 amounted to approximately $1,171,000 at March 31, 2012. These loans were made to a director of the Company prior to commencement of the director’s term and include commercial mortgages issued at varying market interest rates.

O.	Concentration of Credit Risk:

The Company maintains cash deposits at various financial institutions. Deposits at each bank are insured by the Federal Deposit Insurance Corporation up to $250,000. At various times throughout the year, the Company’s balances may have exceeded the insured limit.

P.	Regulatory Matters:

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company and the consolidated financial statements. Under regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines involving quantitative measures of the Company’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total and Tier I capital (as defined in the regulations) to risk-weighted

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

assets (as defined), and of Tier I capital (as defined) to total average assets (as defined). Management believes, as of March 31, 2012, that the Company meets all capital adequacy requirements to which it is subject.

As of March 31, 2011, the most recent examination by the Federal Deposit Insurance Corporation, the Company was categorized as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Company must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage capital ratios as set forth in the accompanying table. There are no conditions or events since that notification that management believes have changed the Company’s category.

The following table sets forth the Company’s various regulatory capital categories at March 31, 2012 and April 30, 2011 (amounts in thousands):

					To Be Well-
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount		Ratio
As of March 31, 2012:
Total capital (to risk-weighted assets)
Mayflower Bancorp, Inc.	$22,367	16.9%	$10,602	8.0%	$13,252	≥	10.0%
Mayflower Co-operative Bank	22,323	17.0%	10,519	8.0%	13,149	≥	10.0%

Tier I capital (to risk-weighted assets)
Mayflower Bancorp, Inc.	21,040	15.9%	5,301	4.0%	7,951	≥	6.0%
Mayflower Co-operative Bank	20,978	16.0%	5,260	4.0%	7,890	≥	6.0%

Tier I capital (to total average assets)
Mayflower Bancorp, Inc.	21,040	8.4%	9,984	4.0%	12,480	≥	5.0%
Mayflower Co-operative Bank	20,978	8.4%	9,982	4.0%	12,478	≥	5.0%

As of April 30, 2011:
Total capital (to risk-weighted assets)
Mayflower Bancorp, Inc.	$21,734	16.1%	$10,832	8.0%	$13,540	≥	10.0%
Mayflower Co-operative Bank	21,683	16.0%	10,828	8.0%	13,535	≥	10.0%

Tier I capital (to risk-weighted assets)
Mayflower Bancorp, Inc.	20,410	15.1%	5,416	4.0%	8,124	≥	6.0%
Mayflower Co-operative Bank	20,359	15.0%	5,414	4.0%	8,121	≥	6.0%

Tier I capital (to total average assets)
Mayflower Bancorp, Inc.	20,410	8.4%	9,772	4.0%	12,215	≥	5.0%
Mayflower Co-operative Bank	20,359	8.3%	9,770	4.0%	12,213	≥	5.0%

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

Q.	Fair Values of Financial Instruments:

The estimated fair values of the Company’s financial instruments at March 31, 2012 and April 30, 2011 are as follows:

	March 31, 2012		April 30, 2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)
Financial assets:
Cash and due from banks	$3,764	$3,764	$5,534	$5,534
Interest-bearing deposits in banks	8,602	8,602	6,256	6,256
Investment securities	88,264	89,674	91,904	92,750
Loans, net	134,331	137,875	124,497	125,804
Accrued interest receivable	867	867	891	891
Deposits with The Co-operative Central Bank	449	449	449	449
Stock in Federal Home Loan Bank of Boston	1,449	1,449	1,650	1,650
Financial liabilities:
Deposits	226,562	227,068	221,023	221,412
Advances and borrowings	1,000	1,219	3,500	3,812

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

R.	Fair Value Measurements:

The balances of assets and liabilities measured at fair value as of March 31, 2012 and April 30, 2011 are as follows:

	Assets at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
(In Thousands)	March 31, 2012
Financial instruments measured at fair value on a recurring basis:
Securities available-for-sale
U.S. Government agency obligations	$9,014	$0	$9,014	$0
Municipal obligations	3,003	0	3,003	0
Mortgage-backed and related securities	31,487	0	31,487	0
Trust preferred securities	717	0	717	0
Equity securities	74	0	74	0

Total securities available-for-sale	$44,295	$0	$44,295	$0

Financial instruments measured at fair value on a nonrecurring basis:
Impaired loans	$62	$0	$62	$0
Real estate acquired by foreclosure	$194	$0	$194	$0

	Assets at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
(In Thousands)	April 30, 2011
Financial instruments measured at fair value on a recurring basis:
Securities available-for-sale
U.S. Government agency obligations	$10,488	$0	$10,488	$0
Corporate debt securities	501	0	501	0
Municipal obligations	2,362	0	2,362	0
Mortgage-backed and related securities	32,141	0	32,141	0
Trust preferred securities	732	0	732	0
Equity securities	126	0	126	0

	$46,350	$0	$46,350	$0

Financial instruments measured at fair value on a nonrecurring basis:
Impaired loans	$1,356	$0	$1,356	$0
Real estate acquired by foreclosure	$1,211	$0	$1,211	$0

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

S.	Parent Company Financial Statements:

The following are the condensed financial statements for Mayflower Bancorp, Inc. (the “Parent Company”) only:

BALANCE SHEETS

(In Thousands)

	March 31,	April 30,
	2012	2011
ASSETS
Cash	$16	$1
Investment in subsidiary	21,822	21,126
Deferred income tax asset, net	46	50

Total Assets	$21,884	$21,177

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accrued expenses and other liabilities	$0	$0

Total Liabilities	0	0

Commitments and contingencies

STOCKHOLDERS’ EQUITY
Preferred stock $1.00 par value; authorized 5,000,000 shares; issued—none	0	0
Common stock $1.00 par value; authorized 15,000,000 shares; issued 2,063,067 shares at March 31, 2012 and 2,075,035 shares at April 30, 2011	2,063	2,075
Additional paid-in capital	4,321	4,326
Retained earnings	14,710	14,062
Accumulated other comprehensive income	790	714

Total Stockholders’ Equity	21,884	21,177

Total Liabilities and Stockholders’ Equity	$21,884	$21,177

STATEMENTS OF INCOME

(In Thousands)	11 Months Ended March 31,	Year Ended April 30,
	2012	2011
Dividends received from subsidiary	$600	$535
Non-interest expense	3	2

Income before income taxes	597	533
Income tax expense	0	2

Income before equity in undistributed earnings of subsidiary	597	531
Equity in undistributed earnings of subsidiary	620	807

Net income	$1,217	$1,338

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

STATEMENTS OF CASH FLOWS

	11 Months Ended March 31,	Year Ended April 30,
(In Thousands)	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,217	$1,338

Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiary	(620)	(807)
Grants of restricted stock	6	0
Stock based compensation	11	0
(Increase) decrease in refundable income taxes	0	6
Deferred income taxes	4	6

Net cash provided by operating activities	618	543

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Company stock	0	53
Repurchase of Company stock	(106)	(100)
Dividends paid	(497)	(500)

Net cash used by financing activities	(603)	(547)

Net increase (decrease) in cash	15	(4)

Cash, beginning of year	1	5

Cash, end of year	$16	$1

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

T.	Quarterly Data (Unaudited):

Consolidated operating results on a quarterly basis for the eleven months ended March 31, 2012 and the year ended April 30, 2011 are summarized as follows (in thousands, except per share data):

	2012				2011
	Two Months Ended March-12	Third Quarter Ended January-12	Second Quarter Ended October-11	First Quarter Ended July-11	Fourth Quarter Ended April-11	Third Quarter Ended January-11	Second Quarter Ended October-10	First Quarter Ended July-10
Interest income	$1,595	$2,412	$2,461	$2,532	$2,519	$2,551	$2,652	$2,693
Interest expense	198	334	366	409	416	458	505	539

Net interest income	1,397	2,078	2,095	2,123	2,103	2,093	2,147	2,154

Provision for loan losses	31	90	50	57	45	20	76	60

Net interest income after provision for loan losses	1,366	1,988	2,045	2,066	2,058	2,073	2,071	2,094

Noninterest income:
Gain on sales of mortgages	109	133	57	77	45	113	203	111
Gain on sales of investments	53	107	74	60	63	183	14	34
Other	160	318	266	273	292	294	268	301

Total noninterest income	322	558	397	410	400	590	485	446

Noninterest expense	(1,347)	(2,023)	(2,001)	(1,946)	(2,010)	(2,166)	(1,958)	(2,008)

Income before income taxes	341	523	441	530	448	497	598	532
Provision for income taxes	117	182	148	171	156	172	213	196

Net income	$224	$341	$293	$359	$292	$325	$385	$336

Basic earnings per share	$0.11	$0.17	$0.14	$0.17	$0.14	$0.15	$0.19	$0.16

Diluted earnings per share	$0.11	$0.17	$0.14	$0.17	$0.14	$0.15	$0.19	$0.16

MAYFLOWER BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ELEVEN MONTHS ENDED MARCH 31, 2012 AND YEAR ENDED APRIL 30, 2011

U.	Transition Period Financial Statements (Unaudited):

Consolidated operating results for the eleven months ended March 31, 2012 and the eleven months ended March 31, 2011 (unaudited) are summarized as follows:

(In Thousands)	11 Months Ended March 31, 2012	11 Months Ended March 31, 2011
		(Unaudited)
Interest income	$9,000	$9,580
Interest expense	1,307	1,780

Net interest income	7,693	7,800

Provision for loan losses	228	156

Net interest income after
provision for loan losses	7,465	7,644

Noninterest income:
Gain on sales of mortgages	376	465
Gain on sales of investments	294	232
Other	1,017	1,052

Total noninterest income	1,687	1,749

Noninterest expense	(7,317)	(7,481)

Income before income taxes	1,835	1,912
Provision for income taxes	618	678

Net income	$1,217	$1,234

CORPORATE INFORMATION

Mayflower Bancorp, Inc. and Subsidiary

DIRECTORS	OFFICERS	INDEPENDENT AUDITOR
Parent, McLaughlin & Nangle

Richard Amicucci

President

Kyco Critop LLC

E. Bradford Buttner

Senior Vice President—Investments

Janney Montgomery Scott LLC

Charles N. Decas

Retired Clerk Magistrate

Falmouth District Court

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

Molly R. Garcia

Assistant Vice President and Branch Manager

Robin G. Martin

Assistant Vice President and Branch Manager

Christine Amaral

Assistant Treasurer and Branch Manager

Sonia Gallo

Assistant Treasurer and Branch Manager

Kimberly Kelsch

Assistant Treasurer and Branch Manager

Elizabeth Mazzone

Certified Public Accountants, Inc.

160 Federal Street

Boston, MA 02110

CORPORATE COUNSEL

Kilpatrick Townsend & Stockton LLP

607 14th Street, NW, Suite 900

Washington, DC 20005

STOCK LISTING

Mayflower Bancorp, Inc.

is traded over-the-counter on the

Nasdaq National Market under the

symbol “MFLR.”

TRANSFER AGENT

American Stock Transfer and

Trust Company

Shareholder Services Division

6201 15th Avenue

Brooklyn, NY 11219

FOR STOCKHOLDER INFORMATION CONTACT

Jean Michael

Mayflower Bancorp, Inc.

P.O. Box 311

Middleboro, MA 02346

(508) 947-4343

ANNUAL MEETING

An Annual Meeting of Stockholders

will be held at 10:00 a.m. on Tuesday,

July 24, 2012 at the Riverside Restaurant,

58 East Grove Street, Middleboro, MA

FORM 10-KT ANNUAL REPORT

A copy of the Company’s Annual Report on Form 10-KT as filed with the SEC is available to the Company’s stockholders upon written request to: Stockholder
Relations,

Mayflower Bancorp, Inc.

P.O. Box 311

Middleboro, MA 02346.

MEMBER FDIC

MEMBER SIF

ALL DEPOSITS INSURED IN FULL

Assistant Treasurer and Branch Manager

Mayflower

Bancorp, Inc.

MAIN OFFICE:

30 South Main Street, P.O. Box 311, Middleboro, MA 02346

(508) 947-4343

BRIDGEWATER OFFICE:

5 Scotland Boulevard, Bridgewater, MA 02324

(508) 697-9602

LAKEVILLE OFFICE:

166 County Street, Lakeville, MA 02347

(508) 923-3415

PLYMOUTH OFFICES:

94 Court Street, Plymouth, MA 02360

(508) 746-8515

57 Obery Street, Plymouth, MA 02360

(508) 746-8736

ROCHESTER OFFICE:

565 Rounseville Road, Rochester, MA 02770

(508) 763-9500

WAREHAM OFFICES;

396 Onset Avenue, Wareham, MA 02538

(508) 295-2110

2420 Cranberry Highway, Wareham, MA 02571

(508) 295-5271

TELEPHONE BANKING:

(800) 946-1160

WEBSITE:

www.mayflowerbank.com